SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             October 6, 2004


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

Cristalchile
NYSE: CGW
Santiago:  CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:  (562 787-8855
FAX:  (562) 787-8800
EMAIL:  ir@cristalchile.cl


FECU (Standardized Quarterly Financial Report)

1.       IDENTIFICATION

1.01.05.00      Firm Name                         CRISTALERIAS DE CHILE S.A.

1.01.04.00      Company RUT                       90331000-6

1.00.01.10      Starting date                     1/1/2004

1.00.01.20      Closing date                      03/31/2004

1.00.01.30      Type of Currency                  Chilean Pesos

1.00.01.40      Type of Financial Statements      Individual

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual

ASSETS                                                             NOTE No.         03-31-04        03-31-03
------                                                             --------         --------        --------
5.11.00.00   TOTAL CURRENT ASSETS                                                  100,541,571     111,227,932
             5.11.10.10  Cash                                                        1,370,222         975,794
             5.11.10.20  Time deposits                              41               4,630,507      16,429,870
             5.11.10.30  Marketable securities (net)                4               53,866,117      59,218,019
             5.11.10.40  Debtors from sales (net)                   5               16,457,533      15,630,357
             5.11.10.50  Documents receivable (net)                 5                  886,438       1,785,525
             5.11.10.60  Sundry debtors (net)                       5                  645,858         978,504
             5.11.10.70  Doc. & accts receivable related Co.        6                1,998,353       2,461,660
             5.11.10.80  Inventories (net)                          7                5,994,512       5,944,490
             5.11.10.90  Recoverable taxes                          8                1,876,287         853,045
             5.11.20.10  Prepaid expenses                                              356,831         398,419
             5.11.20.20  Deferred taxes                             8                  447,736         474,170
             5.11.20.30  Other current assets                       10-11           12,011,177       6,078,079
             5.11.20.40  Leasing contracts (net)                                             0               0
             5.11.20.50  Leasing assets (net)                                                0               0
5.12.00.00   TOTAL FIXED ASSETS                                                     75,150,640      72,895,740
             5.12.10.00  Land                                       12               1,495,201       1,497,493
             5.12.20.00  High rises & infrastructure                12              22,551,878      22,076,137
             5.12.30.00  Machinery & equipment                      12             103,814,809      85,435,389
             5.12.40.00  Other fixed assets                         12               7,682,161      14,077,566
             5.12.50.00  Positive goodwill from technical
                           revaluation of fixed assets              12               6,573,793       7,675,631
             5.12.60.00  Depreciation (minus)                       12             (66,967,202)    (57,866,476)
5.13.00.00   TOTAL OTHER ASSETS                                                    177,904,452     182,381,340
             5.13.10.10  Investment in related companies            14             143,881,104     144,225,456
             5.13.10.20  Investment in other companies                                       0               0
             5.13.10.30  Negative goodwill                          16               1,840,523       2,011,178
             5.13.10.40  Positive goodwill (minus)                                           0               0
             5.13.10.50  Long-term debtors                          5                  122,386         161,203
             5.13.10.60  Doc. & accts receivable related Co.        6               20,666,868      22,598,303
             5.13.10.65  Long-term deferred taxes                                            0               0
             5.13.10.70  Intangibles                                                         0               0
             5.13.10.80  Amortization (minus)                                                0               0
             5.13.10.90  Other                                      18              11,393,571      13,385,200
             5.13.20.10  Long-term leasing contracts (net)                                   0               0
5.10.00      TOTAL ASSETS                                                          353,596,663     366,505,012


                                  LIABILITIES

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual


LIABILITIES                                                        NOTE No.         03-31-04        03-31-03
-----------                                                        --------         --------        --------
5.21.00.00   TOTAL CURRENT LIABILITIES                                              14,867,540      15,342,195
             5.21.10.10  Short-term oblig. Banks & Fin. Inst.                                0               0
             5.21.10.20  Short-term portion - Long-term oblig.
                           Banks & Financial Institutions           19                 129,318         445,744
             5.21.10.30  Obligations with the public (notes)                                 0               0
             5.21.10.40  Short-term portion oblig with public                          759,861         748,203
             5.21.10.50  Long-term oblig. due within 1 year                                  0               0
             5.21.10.60  Dividends payable                                              40,453          77,453
             5.21.10.70  Accounts payable                                            1,858,882       2,127,914
             5.21.10.80  Notes payable                                               1,504,799       4,142,922
             5.21.10.90  Sundry creditors                                              859,954       1,357,827
             5.21.20.10  Notes & accts payable related Co.          6                  180,281         146,591
             5.21.20.20  Provisions                                 23               6,872,724       4,653,758
             5.21.20.30  Withholdings                                                  895,484         743,989
             5.21.20.40  Income tax                                                          0               0
             5.21.20.50  Earned income                                                       0               0
             5.21.20.60  Deferred taxes                                                      0               0
             5.21.20.70  Other current liabilities                  34               1,765,784         897,794
5.22.00.00   TOTAL LONG-TERM LIABILITIES                                           108,287,797     114,076,231
             5.22.10.00  Oblig with Banks & Financial Inst.         21              30,820,500      36,578,000
             5.22.20.00  Long-term oblig with public (bonds)                        68,965,362      68,812,760
             5.22.30.00  Long-term notes payable                                             0               0
             5.22.40.00  Long-term sundry debtors                                      152,863         242,381
             5.22.50.00  Long-term notes & accts. payable           6                        0               0
                         related companies
             5.22.60.00  Long-term provisions                       23               6,001,842       6,063,280
             5.22.70.00  Long-term deferred taxes                   8                2,347,230       2,379,810
             5.22.80.00  Other long-term liabilities                                         0               0
5.23.00.00   MINORITY INTEREST                                                               0               0
5.24.00.00   TOTAL EQUITY                                                          230,441,326     237,086,586
             5.24.10.00  Paid-in capital                            27              65,396,749      64,749,257
             5.24.20.00  Reserve capital revaluation                27                (326,984)        323,746
             5.24.30.00  Premium in sale of own shares              27              27,735,005      27,736,385
             5.24.40.00  Other reserves                             27               7,084,586      10,040,408
             5.24.50.00  Retained earnings (addition of codes
                         5.24.51.00 to 5.24.56.00)                  27             130,551,970     134,236,790
                         5.24.51.00 Reserve future dividends        27             122,544,319     115,487,218
                         5.24.52.00 Accrued profits                 27               5,441,098      14,428,510
                         5.24.53.00 Accrued losses (minus)                                   0               0
                         5.24.54.00 Profit (loss) for the year      27               2,566,553       4,321,062
                         5.24.55.00 Prov. dividends (minus)                                  0               0
                         5.24.56.00 Accr. deficit dev. period       27                       0               0
5.20.00.00  TOTAL LIABILITIES                                                      353,596,663     366,505,012

                               INCOME STATEMENT

2.02  INCOME STATEMENT

1.00.01.30  Type of Currency:  Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Individual

INCOME STATEMENT                                                   NOTE No.         03-31-04        03-30-03
----------------                                                   --------         --------        --------
             5.31.11.00  OPERATING RESULTS                                           4,289,249       5,849,682
               5.31.11.10  Gross Margin                                              5,596,365       7,085,487
                         5.31.11.11  Sales                                          15,386,996      17,448,464
                         5.31.11.12  Costs (minus)                                  (9,790,631)    (10,362,977)
               5.31.11.20  Adm. & sales expenses (minus)                            (1,307,116)     (1,235,805)
             5.31.12.00  NON-OPERATING RESULTS                                      (1,239,126)       (499,176)
               5.31.12.10  Interest income                                             522,448         433,497
               5.31.12.20  Income from invmnts Rel. Co.             14               1,121,653       1,054,518
               5.31.12.30  Other non-operating income               28                 131,864          89,874
               5.31.12.40  Loss invmnts Rel. Co. (-)                                (2,446,551)     (1,942,221)
               5.31.12.50  Amortization neg. goodwill (-)           16                 (42,639)        (42,641)
               5.31.12.60  Interest expenses (minus)                                (1,157,853)     (1,234,535)
               5.31.12.70  Other non-operat expenses (-)            28                (251,990)       (231,038)
               5.31.12.80  Price level restatement                  29                 153,682          37,729
               5.31.12.90  Exchange differences                     30                 730,260       1,335,641
               5.31.10.00  RESULTS BEFORE INCOME TAX                                 3,050,123       5,350,506
                           AND EXTRAORDINARY ITEMS
               5.31.20.00  INCOME TAX                               8                 (483,570)     (1,029,444)
               5.31.30.00  EXTRAORDINARY ITEMS                                               0               0
               5.31.40.00  PROFIT (LOSS) BEFORE                                      2,566,553       4,321,062
                           MINORITY INTEREST
              5.31.50.00   MINORITY INTEREST                                                 0               0
5.31.00.00  NET INCOME (LOSS)                                                        2,566,553       4,321,062
5.32.00.00  Amortization of positive goodwill                                                0               0
5.30.00.00  INCOME (LOSS) FOR THE YEAR                              6                2,566,553       4,321,062


                          DIRECT CASH FLOW STATEMENT

2.03  CASH FLOW STATEMENT
1.00.01.30  Type of Currency:  Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Individual

DIRECT CASH FLOW STATEMENT                                            NOTE No.        03-31-04        03-31-03
--------------------------                                            --------        --------        --------
     5.41.11.00  NET FLOW FROM OP. ACT.                                                9,978,872      10,025,362
       5.41.11.10  Collection from sales debtors                                      22,658,674      24,484,071
       5.41.11.20  Interests received                                                  2,080,278       1,461,445
       5.41.11.30  Dividends & other distributions funds received                      1,031,758          90,258
       5.41.11.40  Other income                                                          182,680         134,617
       5.41.11.50  Payments to suppliers & personnel (-)                             (11,941,128)    (12,327,841)
       5.41.11.60  Interest paid (minus)                                              (1,999,006)     (1,813,381)
       5.41.11.70  Income tax paid (minus)                                              (577,728)       (765,784)
       5.41.11.80  Other expenses                                      33                (52,481)       (177,830)
       5.41.11.90  V.A.T. & other taxes                                               (1,403,815)     (1,060,193)
     5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                         (952,972)     (1,337,904)
       5.41.12.05  Proceeds from share issue                                                   0               0
       5.41.12.10  Loans received                                                              0               0
       5.41.12.15  Obligations with the public                                                 0               0
       5.41.12.20  Secured loans from related companies                                        0               0
       5.41.12.25  Other loans from related companies                                          0               0
       5.41.12.30  Other financing resources                                                   0               0
       5.41.12.35  Dividends paid (minus)                                               (947,653)     (1,337,904)
       5.41.12.40  Capital distributions (minus)                                               0               0
       5.41.12.45  Repayment of loans (minus)                                                  0               0
       5.41.12.50  Payment of obligations with the public (-)                                  0               0
       5.41.12.55  Repayment of secured loans from rel Co. (-)                                 0               0
       5.41.12.60  Repayment other loans from related  Co. (-)                            (5,319)              0
       5.41.12.65  Share issue payment (minus)                                                 0               0
       5.41.12.70  Payment of issue publ oblig (minus)                                         0               0
       5.41.12.75  Other financing payments (minus)                    33                      0               0
     5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                  (1,605,749)     (3,363,292)
       5.41.13.05  Sale of fixed assets                                                    1,012          56,713
       5.41.13.10  Sale of permanent investments                                               0               0
       5.41.13.15  Sale of other investments                           33                      0               0
       5.41.13.20  Proceeds secured loans to related Comp.                                     0               0
       5.41.13.25  Proceeds other loans to related companies                                   0         889,139
       5.41.13.30  Other investment income                             33                      0         967,805
       5.41.13.35  Incorporation of fixed assets (minus)                              (1,605,021)     (5,258,623)
       5.41.13.40  Capitalized interests payment (minus)                                       0               0
       5.41.13.45  Permanent Investments (minus)                                               0               0
       5.41.13.50  Investments in financial instruments (minus)                                0               0
       5.41.13.55  Other loans to related companies (minus)                               (1,345)              0
       5.41.13.60  Other loans to related companies (minus)                                 (395)         (6,646)
       5.41.13.65  Other distrib of funds on invest activities (-)     33                      0         (11,680)
 5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                        7,420,151       5,324,166
 5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                                   300,368        (404,304)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                            7,720,519       4,919,862
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                                  59,699,915      73,628,508
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                                67,420,434      78,548,370



                        INCOME STATEMENT RECONCILIATION

         CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S
               ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual
CASH FLOW - INCOME STATEMENT RECONCILIATION                          NOTE No.         03-31-04        03-31-03
-------------------------------------------                          --------         --------        --------
5.50.10.00  Profit (Loss) for the year                                                2,566,553       4,321,062
5.50.20.00  Profit in sale of assets                                                          0           7,268
  5.50.20.10  (Profit) Loss in sale of fixed assets                                           0           7,268
  5.50.20.20  Profit in sale of investments (minus)                                           0               0
  5.50.20.30  Loss in sale of investments                                                     0               0
  5.50.20.40  (Profit) Loss in sale of other assets                                           0               0
5.50.30.00  Non-cash losses (gains)                                                   5,493,462       4,464,732
  5.50.30.05  Depreciation for the year                                12             2,589,390       2,301,568
  5.50.30.10  Amortization of intangibles                                               202,815         198,949
  5.50.30.15  Write-offs and provisions                                               2,200,346       1,517,635
  5.50.30.20  Accrued earnings from investments in related
              companies (minus)                                        14            (1,121,653)     (1,054,518)
  5.50.30.25  Accrued losses from investments in related Co.           14             2,446,551       1,942,221
  5.50.30.30  Negative goodwill amortization                           16                42,639          42,641
  5.50.30.35  Positive goodwill amortization (minus)                                          0               0
  5.50.30.40  Price level restatement                                  29              (153,681)        (37,729)
  5.50.30.45  Net exchange difference                                  30              (730,259)     (1,335,641)
  5.50.30.50  Other non-cash credits to results (minus)                                  (8,188)         (8,188)
  5.50.30.55  Other non-cash debits to results                                           25,502         897,794
5.50.40.00  Changes in Assets affecting cash flow (incr) decreases                    2,429,973       2,309,958
  5.50.40.10  Debtors from sales                                                      3,279,156       2,932,298
  5.50.40.20  Inventory                                                              (1,255,165)       (274,506)
  5.50.40.30  Other assets                                                              405,982        (347,834)
5.50.50.00  Changes in liabilities affecting cash flow
            increases (decr)                                                           (511,116)     (1,077,658)
  5.50.50.10  Accounts payable related to results for the year                         (321,433)       (526,311)
  5.50.50.20  Interests payable                                                        (927,559)       (695,004)
  5.50.50.30  Income tax payable (net)                                                  234,310         347,635
  5.50.50.40  Other accounts payable related to non-oper results                        485,139           3,399
  5.50.50.50  VAT and other taxes payable (net)                                          18,427        (207,377)
5.50.60.00  Profit (Loss) of minority interest                                                0               0
5.50.00.00  NET OPERATING CASH FLOW                                                   9,978,872      10,025,362

                  01. Registration In The Securities Register



1. IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER


The company is registered in the Securities Register under N 061 and is supervised by the Securities and Insurance Commission.

                       02. Applied Accounting Criteria



a) Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2004 and 2003.


b) Preparation basis of financial statements:

These individual financial statements as of March 31, 2004 and 2003 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net income of the fiscal year nor the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the Company and, in consideration thereof, shall be read together with the consolidated statements, which are required by generally accepted accounting principles.


c) Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2003 fiscal year are presented at its nominal value, since the variation in the C.P.I. for the period was zero (0%).


d) Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2004 fiscal year, which was -0.5% (0.5% in 2003).

For financial purposes, effective variations occurred on each month of 2003 and 2004 with respect to March 2003 and 2004 have been considered. For tax purposes negative variations occurred in some months of 2003 and 2004 with respect to March 2003 and 2004 have been equaled to zero, according to instructions of the Chilean IRS, not significantly affecting financial statements.


e) Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                  2004                 2003
                                  Ch$                    Ch$
                              ----------            ----------

U.S. Dollar                       616.41                731.56
Pound Sterling                  1,136.24              1,156.25
Swiss Franc                       486.59                540.65
EURO                              758.38                797.34
Unidad de Fomento              16,820.82             16,783.60

f) Marketable Securities and Time Deposits

Transactions in fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of March 31, 2004.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments in Mutual Funds are valued at the liquidation value at the close of the fiscal year.


g) Inventory

Inventory of finished products has been valued as of March 31, 2004 and 2003 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.


h) Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.


i) Fixed Assets

Fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until March 31, 2004 and 2003.


j) Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.


k) Assets in Leasing

None.


l) Sales Transactions with Leaseback

None.


m) Intangibles

As of March 2003 and 2004 there is no balance under this item.

n) Investments in Related Companies

Investments in stock and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.


o) Negative and Positive Investment Goodwill:

Negative and positive investment goodwill have arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Negative goodwill amortizations are carried out over a twenty-year period.

As of March 31, 2004 and 2003 there was no positive investment goodwill.


p) Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.


q) Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


r) Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


s) Sales

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles.


t) Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.

u) Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.


v) Research and Development Expenses

The company records expenses for this concept directly in results as they are generated.


w) Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Income by time deposits and agreements with maturity more than 90 days has been clasified in the item "Investments in Financial Instruments".

                            03. Accounting Changes

As of March 31, 2004 and 2003, there have not been any changes in the accounting criteria that affect the individual financial statements.

                          04. Marketable Securities


As of March 31, 2004, this item is composed by the following investments:

a) Investments in bonds and Fixed Rate Instruments in the amount of Th Ch$ 49,982,182 and 24,917,945 Euros, mainly corresponding to investments in State Bonds and bonds of financial institutions in USA, Germany, Holland, Collateralized Bonds of Private Companies in USA (guaranteed by accounts receivable) and USA Mortgage Bonds with state guarantee.

b)   Th Ch$ 4,133,777 in shares.

c)   Th Ch$ 25,552 in investment funds.

As of March 31, 2003, this item is composed by the following investments:

a) Investments in bonds and Fixed Rate Instruments in the amount of Th Ch$ 55,361,469 mainly corresponding to investments in State Bonds and bonds of financial institutions in USA, Germany, Holland, Collateralized Bonds of Private Companies in USA (guaranteed by accounts receivable) and USA Mortgage Bonds with state guarantee.

b)   Th Ch$ 3,830,015 in shares.

c)   Th Ch$ 26,535 in investment funds.



CRISTALERIAS DE CHILE S.A.

NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

                                                      Book Value
       Type of Security                    03-31-2004             03-31-2003
-------------------------------           -----------            -----------
Stock                                       4,133,777              3,830,015
Bonds                                      49,706,788             55,361,469
Mutual fund shares                                  0                      0
Investment fund shares                         25,552                 26,535
Public tender promissory notes                      0                      0
Mortgage bonds                                      0                      0
Interests bonds Celulosa Arauco                     0                      0
Total Marketable Securities                53,866,117             59,218,019

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                     Unit           Market
                                                        Number of       Share       Market        Investment     Corrected
  R.U.T.                  Company Name                   Shares       Percentage     Value          Value           Cost
-----------    -------------------------------------    ---------     ----------    ------        ----------     ---------
96.512.200-1   Bodegas y Vinedos Santa Emiliana S.A.    63,642,856      9.9980        90           5,727,857      4,133,777

Value Investment Portfolio                                                                         5,727,857      4,133,777
Adjustment Reserve                                                                                                        0
Book value, Investment Portfolio                                                                                  4,133,777


CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - FIXED RATE INSTRUMENTS

                                                                              Book Value
                                                             Par          -------------------        Market
                 Type of Security                            Value         Amount      Rate %        Value       Reserve
------------------------------------------------------     ---------      ----------   ------      ----------    -------
Financial Institutions bonds (USA, Germany and Holland)    21,676,997     21,676,997     0.56      21,676,997         0
US treasury bonds                                          16,721,713     16,721,713     1.44      16,721,713         0
Mortgage bonds USA, with state guarantee                    6,115,179      6,115,179     1.44       6,115,179         0
Call Deposit                                                5,218,451      5,218,451     0.56       5,218,451         0
TOTAL                                                      49,732,340     49,732,340               49,732,340         -

Note:

(1) The investements were made in U.S. Dollars (62%) and EUROS (38%) with custody abroad.
(2) These investments can be rescued within 48 hours warning.
(3) Rate for period from 01-01-2004 to 03-31-2004.


                     05. Short-Term and Long-Term Debtors


At March 31, 2004 and 2003 there are balances of short-term debtors of Th Ch$ 17,989,829 and Th Ch$ 18,394,386, respectively.

In addition there is a balance of Th Ch$ 122,386 for Long-Term debtors in 2004 (Th Ch$ 161,203 in 2003).

As of March 31, 2004 and 2003 the company has established a reserve for bad debts of Th Ch$ 143,127 in 2004 (Th Ch$ 143,127 in 2003), which is deducted from Debtors for Sales.

The balance of Short-term Debtors is shown net of the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.
NOTE 5 -SHORT AND LONG TERM DEBTORS

                                                              Current Assets
                                ----------------------------------------------------------------------------
                                                          Over 90 days
                                    Up to 90 days         up to 1 year                  Total Current (net)       Long Term
                                --------------------- ---------------------             --------------------- ---------------------
         Item                   03-31-2004 03-31-2003 03-31-2004 03-31-2003   Subtotal  03-31-2004 03-31-2003 03-31-2004 03-31-2003
-----------------------         ---------- ---------- ---------- ----------  ---------- ---------- ---------- ---------- ----------
Debts from Sales                15,752,978 15,029,889    847,682    743,595  16,600,660 16,457,533 15,630,357          0          0
Estimate of non-
   collectable debt                      -          -          -                143,127          -          -          -          -
Documents receivable               762,934  1,712,512    123,504     73,013     886,438    886,438  1,785,525          0          0
Estimate of bad debtors                  -          -          -          -           -          -          -          -          -
Misc. debtors                      613,565    929,579     32,293     48,925     645,858    645,858    978,504    122,386    161,203
Estimate of bad debtors                  -          -          -          -           -          -          -          -          -

                                                                                       Total Long Term Debtors    122,386   161,203


              06. Balances and Transactions with related entities

I. Balances receivable in the Short-Term as of March 31, 2004 and 2003 amount Th Ch$ 1,998,353 and Th Ch$ 2,461,660, respectively. In addition, in the Long-Term a balance of Th Ch$ 20,666,868 and Th Ch$ 22,598,303 is recorded, respectively, which correspond to Th Ch$ 19,809,006 in 2004 (Th Ch$ 20,601,055 in 2003) for the sale of Rayen Cura S.A.I.C. shares to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,177,648, without interests and Th Ch$ 857,862 in 2004 (Th Ch$ 1,997,248), which correspond to loans granted to Red Televisiva Megavision S.A.

    Detail of outstanding credits from related companies:

1)  Loan to Red Televisiva Megavision S.A.
    Annual Rate 6.26%, UF adjustability

    07.05.2006        17,000 UF         Th Ch$  285,954
    01.05.2007        17,000 UF         Th Ch$  285,954
    07.05.2007        17,000 UF         Th Ch$  285,954

3) There are balances for invoicing of Sales with the following related companies with expiration under 90 days:

                                                 2004            2003
                                                Th Ch$           Th Ch$
                                              ---------         ---------
    S.A. Vina Santa Rita                      1,789,039         1,761,674
    Vina Carmen S.A.                             18,795                 0
    Vina Los Vascos S.A.                        169,953            78,594
    Servicios y Consultorias Hendaya S.A.           210               253
    Rayen Cura S.A.I.C.                           5,435                 0
                                              ---------          --------
    Total                                     1,983,432         1,840,521


    As of March, 2003, there was a receivable balance correspond to a loan granted to CristalChile Comunicaciones S.A. for Th Ch$ 14,225.

II. Balances Payable in the Short-Term amount Th Ch$ 180,281 in 2004 and Th Ch$ 146,591 in 2003, which correspond to invoicing with maturity under 90 days:

                                                 2004              2003
                                                Th Ch$            Th Ch$
                                              ---------         ---------
    S.A. Vina Santa Rita                        151,237           124,165
    Ediciones Financieras S.A.                    2,954             2,830
    Vina Los Vascos S.A.                         13,204             1,109
    Cia. Electro Metalurgica S.A.                 3,185             2,124
                                              ---------         ---------
    TOTAL                                       170,580           130,228

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE


 R.U.T.                    Company                           Short Term                     Long Term
----------       ------------------------------     -------------------------      -------------------------
                                                    03-31-2004      03-31-2003     03-31-2004     03-31-2003
                                                    ----------      ----------     ----------     ----------

86547900-K      S.A. VINA SANTA RITA                 1,789,039      1,761,674               0              0
79952350-7      RED TEL. MEGAVISION S.A.                13,575        606,914         857,862      1,997,248
89150900-6      VINA LOS VASCOS S.A.                   169,953         78,594               0              0
96721580-5      CRISTACHILE COMUNICACIONES  S.A.         1,346         14,225               0              0
96972440-5      CRISTALCHILE INVERSIONES S.A.                0              0      19,809,006     20,601,055
83032100-4      SERV. Y CONSULTORIAS HENDAYA S.A.          210            253               0              0
96566900-0      NAVARINO S.A.                                0              0               0              0
96640360-8      QUEMCHI S.A.                                 0              0               0              0
87941700-7      VINA DEL CARMEN S.A.                    18,795              0               0              0
86881400-4      ENVASES CMF S.A.                             0              0               0              0
0-E             RAYEN CURA S.A.I.C.                      5,435              0               0              0

                TOTAL                                1,998,353      2,461,660      20,666,868     22,598,303


CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE



  R.U.T.                  Company                           Short Term                     Long Term
----------      --------------------------------    -------------------------      -------------------------
                                                    03-31-2004      03-31-2003     03-31-2004     03-31-2003
                                                    ----------      ----------     ----------     ----------
86547900-K      S.A. VINA SANTA RITA                   151,237        124,165              0              0
89150900-6      VINA LOS VASCOS S.A.                    13,204          1,109              0              0
96972440-5      CRISTALCHILE INVERSIONES S.A.            7,947          9,917              0              0
96721580-5      CRISTALCHILE COMUNICACIONES S.A.           937              0              0              0
96539380-3      EDICIONES FINANCIERAS S.A.               2,954          2,830              0              0
86755600-1      BAYONA S.A.                                  0              0              0              0
96608270-4      CIECSA S.A.                                817          6,446              0              0
79753810-8      CLARO Y CIA.                                 0              0              0
90320000-6      CIA. ELECTROMETALURGICA S.A.             3,185          2,124              0              0
83032100-4      SERV. Y CONSULTORIAS HENDAYA S.A.            0              0              0              0
                TOTAL                                  180,281        146,591              0              0

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS



                                                                                03-31-2004                 03-31-2003
                                                                          ------------------------   --------------------------
    Company                  R.U.T.       Relationship   Description of     Amount    Effect on        Amount      Effect on
                                                           Transaction                 Results                      Results
                                                                                     (Debit/Credit)              (Debit/Credit)
-----------------------   -----------   ---------------  --------------   ---------  --------------  ---------   --------------

CRISTALCHILE              96721580-5    Subsidiary       Adjustments              0              0          33            33
COMUNICACIONES
CRISTALCHILE
INVERSIONES S.A.          96972440-5    Subsidiary       Credit return            0              0     881,208             0
                                        Subsidiary       Adjustments        116,799       -116,799      45,692        45,692
                                                         Account                  0              0          38             0
                                                         Payments
S.A. VINA SANTA RITA      86547900-K    Subsidiary       Container        1,372,476        328,926   1,359,758       384,482
                                                         Sales
                                        Subsidiary       Packaging          130,671              0     107,747             0
                                                         sales
                                        Subsidiary       Materials          127,117            123     105,327           102
                                                         purchased
                                        Subsidiary       Leasings               177            177      43,732        17,785
                                                         several
SERV. Y CONS.             83032100-4    Controlling      Dividends paid      85,190              0     119,267             0
HENDAYA S.A.                            stockholder
                                        Controlling      Received           259,192       -259,192     256,708      -256,708
                                        stockholder      services
                                        Controlling      Given services       4,615          4,615       5,034         5,034
                                        stockholder
CIA. ELECTROMETALURGICA   90320000-6    Controlling      Dividends paid     326,700              0     457,380             0
S.A.                                    stockholder
                                        Controlling      Materials            2,676              0       1,800             0
                                        stockholder      purchased
CLARO Y CIA.              79753810-8    With the         Legal assesment      5,914         -5,914       4,911        -4,911
                                        Chairman
NAVARINO S.A.             96566900-0    Indirect         Given services       2,531          2,531       2,506         2,506
                                        subsidiary
RED TELEVISIVA            79952350-7    Related with     Interests           13,575         13,575      36,272        36,272
MEGAVISION S.A.                         Subsidiary
                                        Related with     Adjustments          5,058         -5,058       6,040         6,040
                                        Subsidiary
QUEMCHI S.A.              96640360-8    Indirect         Loaned services      2,545          2,545       3,135         3,135
                                        affiliate
CIA. SUDAMERICANA DE      90160000-7    Indirect         Carrier              2,774              0     113,503             0
VAPORES S.A.                            affiliate        services
BAYONA S.A.               86755600-1    Controlling      Dividends paid      88,688              0     124,163             0
                                        stockholder
VINA LOS VASCOS S.A.      89150900-6    Indirect         Direct sales       204,434         48,994     141,924        40,130
                                        affiliate
                                        Indirect         Materials           18,179              0       7,531             0
                                        affiliate        purchased
VINA CARMEN S.A.          87941700-7    Subsidiary       Offices and         18,795         18,795           0             0
                                                         establishments
                                                         rented
EDICIONES FINANCIERAS     96793770-3    Indirect         Received             2,603         -2,603           0             0
S.A.                                    affiliate        services
RAYEN CURA S.A.I.C.       0-E           Indirect         Direct Sales        32,003          9,241      37,895             0
                                        affiliate

                                 07. Inventory


The balance of the inventory item as of March 2004 and 2003 corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:


                                              2004              2003
                                             Th Ch$            Th Ch$
                                           ----------         ---------

Finished Products                           3,578,344         2,350,612
Raw Materials and Fuel                      1,018,554         1,611,679
Materials and spare parts
 to be consumed                               952,789         1,049,208
Materials in transit                          444,825           932,991
                                           ----------         ---------
         TOTAL                              5,994,512         5,944,490

                      08. Deferred taxes and income taxes



A) DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Estimated amortization periods of deferred taxes have been estimated on the average at 1 years for Short-Term Assets, 4 for Long-Term Assets, and 14 for Long-Term Liabilities.

B) INCOME TAX

The Company established tax provisions of 17% of First Cateogry Income Tax in 2004 and 16.5% in 2003, and 35% as single tax under Art. 21, for the 2004 and 2003 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:
                                              2004              2003
                                             Th Ch$            Th Ch$
                                           ----------       -----------

Fiscal year income tax reserve              (784,680)         (912,701)
Single tax reserve                            (3,023)           (2,646)
                                           ----------       -----------
SUBTOTAL                                    (787,703)         (915,347)

Credits:
Monthly reserve payments                      565,805           771,723
Training expenditure                               59                60
Credit from donations                               0                 0
Recoverable VAT                                     0                 0
                                           ----------       -----------
CREDIT SUBTOTAL                               565,864           771,783


INCOME TAX TOTAL                                    0                 0

VAT Tax Credit previous fiscal year         2,098,126           996,609

TOTAL TAXES TO BE                          ----------       -----------
RECOVERED                                   1,876,287           853,045


C) TAXABLE PROFIT FUND

The company showed the following taxable profits to be distributed:

                                              2004             2003
                                            Thou Ch$         Thou Ch$
                                           ----------       -----------
Generated to 31.12.1983:
Profit  Adjustment                          1,909,034         1,909,034
Generated since 01.01.1984:
Without Credit                              1,927,678         1,072,115
With 10% First Category Credit                 22,604            22,694
With 15% First Category Credit             85,494,024        92,502,240
With 16% First Category Credit             14,420,569        16,906,651
With 15% Additional Rate Credit                   722               722
With 16.5% First Category Credit            7,535,097         5,950,023
With 17% First Category Credit              4,612,724                 0
                                          -----------       -----------
SUBTOTAL TAX PROFITS                      114,013,418       116,454,445
    Non-income revenues                     6,798,030         6,825,087
                                          -----------       -----------
Total earnings to distribute              120,811,448       123,279,532

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES



                                            03-31-2004                                   03-31-2003
                             ---------------------------------------   -----------------------------------------
       Item                     Asset Deferred    Liability Deferred   Asset Deferred        Liability Deferred
                                      Tax                  Tax                Tax                   Tax
----------------------       ------------------   ------------------   -----------------   ---------------------
                               Short     Long     Short      Long       Short     Long      Short        Long
                               term      Term     Term       Term       Term      Term      Term         Term
                             --------   -------   ------   ---------   -------  --------   -------    ----------

Temporary Differences

Reserve non-
  collectable accounts         24,331         0        0           0    23,616         0         0            0
Expected revenue                    0         0        0           0         0         0         0            0
Vacation reserve               45,326         0        0           0    29,949         0         0            0
Amortization intangibles            0         0        0           0         0         0         0            0
Leased assets                       0         0        0           0         0         0         0            0
Manufacturing expenses              0         0        0           0         0         0         0            0
Fixed asset depreciation            0         0        0   4,599,989         0    14,781         0    4,484,098
Severance                       1,510   143,689        0           0     2,131   148,063         0            0
Other events                        0         0        0           0         0         0    53,357      583,339
Packaging reserve             174,115         0        0           0   172,496         0         0            0
Machinery repair reserve            0         0        0           0         0         0         0            0
Furnace repair reserve              0   646,311        0           0   193,105   354,571         0            0
Refractories obsolescence
  reserve                       6,967         0        0           0     6,762         0         0            0
Spare parts obsolescence
  reserve                     100,106         0        0           0    97,163         0         0            0
Deferred customs duties       116,369    20,334        0      75,915     2,305       592         0       83,578
Accumulated depreciation
  automoviles                       0    18,596        0           0         0         0         0            0
Unrealized profit              32,440     7,993        0           0         0    61,912         0            0
Fixed asset, molds                  0         0        0     248,990         0         0         0      276,739
Lower valued bonds                  0         0   53,428     522,707         0         0                      0
                   OTHERS

Complementary accounts-net
  amortization                      0     7,820        0   2,271,268         0    19,783         0    2,487,808
Valuation reserve                   0         0        0           0         -         -
Total                         501,164   829,103   53,428   3,176,333   527,527   560,136    53,357    2,939,946



CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
         INCOME TAX


         ITEM                                 03-31-2004        03-31-2003
   ----------------                           ----------        ----------

Current tax costs (tax reserve)                 -787,703          -915,347
Adjustment tax cost (previous year)                    0                 0
Effect on assets or liabilities
  from deferred tax of fiscal year               360,760           -87,429
Tax benefit from tax losses                            0                 0
Effect of amortization of complementary
  accounts of deferred assets and                -56,627           -26,668
  liabilities
Effect on assets or liabilities of
  deferred tax for changes in                          0                 0
  evaluation reserve
Other debits or credits in the account                 0                 0
                                              ----------        ----------
Total                                           -483,570        -1,029,444

   09. Short-term and long-term leasing contracts and leasing assets (note required only for leasing companies defined in circular No. 939 of 1990).


As of March 31, 2004 and 2003, there are no transactions for this concept.

                           10. Other current assets


As of March 31, 2004, investments in financial instruments for Th Ch$ 11,687,366, with resale agreements, valued as stated in note 2 p) for Th Ch$ 8,905,923 corresponding to agreements in pesos, and agreements in US$ under 90 days for Th$ 2,781,443.

On March, 2004 Th Ch$ 323,811 are included corresponding to issuance expenses and rate placement difference of bonds series C and D.

As of March 31, 2003, there was a balance of investments in financial instruments, with resale agreements, valued as stated in note 2 p) for Th Ch$ 5,754,702 corresponding to agreements in pesos for Th Ch$ 3,220,677, and agreements in US$ under 90 days for Th$ 2,534,025.

There was a balance for Th Ch$ 323,377 which correspond of expenses for the issue of bond series C and D.

      11. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities


Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 - Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities Sale Operations with buyback agreement (VRC) and Purchase with resale agreement (CRV)


                                                        Original    Price       Rate    Final Value    Document ID      Market
              Dates                 Counterpart         Currency     Set                                                Value
Code  -----------------------   --------------------    --------   ---------    -----   -----------    -----------    ----------
        Start         End
      ----------   ----------
CRV   03.31.2004   04.07.2004      BANCO SANTANDER       DOLLAR    2,781,443    1.65    2,725,913        PRD-PDBC     2,781,443

CRV   03.26.2004   04.01.2004   SANTANDER INVESTMENT     Pesos     3,500,000    0.11    3,500,770        PDBC-PRD     3,500,642

CRV   03.29.2004   04.02.2004      BANCO DE CHILE        Pesos     1,460,000    0.18    1,460,350           PRC       1,460,175

CRV   03.30.2004   04.05.2004   SANTANDER INVESTMENT     Pesos     2,120,000    0.15    2,120,636         PRC-BCD     2,120,106

CRV   03.31.2004   04.06.2004       BCO. CRED. INV.
                                   CORREDORES BOLSA      Pesos     1,825,000    0.16    1,825,584        BCP-PDBC     1,825,000

                               12. Fixed Assets


Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of March 31, 2004 and 2003.

The items that make up the Company's fixed assets as of March 31, 2004 and 2003 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery and Equipment distributed in the Padre Hurtado Plant.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. Likewise, in June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item is Th Ch$ 2,589,390 in 2004 and Th Ch$ 2,301,569 in 2003.

The detail is shown on an attached chart.

                                                  FIXED ASSETS
                                         -------------------------------
                                              2004               2003
                                            Th Ch$              Th Ch$
                                         ------------       ------------
LAND
Land & mining claims                        1,495,201          1,497,493
Subtotal land                               1,495,201          1,497,493

Subtotal land                               1,495,201          1,497,493

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial const.           13,312,757         13,301,928
Facilities                                  9,213,040          8,748,126
Housing developments                           26,081             26,083
Subtotal  constructions &                  22,551,878         22,076,137
infrastrucrture

Accumulated depreciation                  (10,142,152)        (8,859,417)
Depreciation for the fiscal year             (324,059)          (318,503)
Subtotal depreciation                     (10,466,211)        (9,177,920)

SUBTOTAL CONSTRUCTIONS &
  INFRASTRUCTURE                           12,085,667         12,898,217


MACHINERY & EQUIPMENT
Machinery                                  55,817,770         47,730,021
Furnaces                                   46,032,554         35,912,456
Furniture and Materials                     1,345,809          1,224,294
Tools                                         408,311            349,151
Vehicles                                      210,365            219,467
Subtotal Machinery & equipment            103,814,809         85,435,389

Accumulated depreciation                  (49,200,324)       (40,775,943)
Depreciation for the fiscal year           (2,213,446)        (1,931,177)
Subtotal depreciation                     (51,413,770)       (42,707,120)

Subtotal machinery & equip                 52,401,039         42,728,269

OTHER FIXED ASSETS
Spare parts                                 5,608,473          5,394,574
Imports in transit                            146,511            773,449
Works underway                                945,553          7,079,643
Lots in Pirque and Leyda                      447,233            472,652
Other                                         534,391            357,248
Subtotal other assets                       7,682,161         14,077,566

TOTAL FIXED ASSETS                        135,544,049        123,086,585

TOTAL ACCUMUL. DEPREC.                    (59,342,476)       (49,635,360)

TOTAL DEPREC FOR F. YEAR                   (2,537,505)        (2,249,680)

TOTAL NET FIXED ASSETS                     73,664,068         71,201,545

           TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                              2004               2003
                                             Th Ch$             Th Ch$
                                           ----------         ----------
LAND
Land and mining claims                        311,360            311,374
Subtotal land and mining claims net           311,360            311,374

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions     6,221,315          6,221,626
Facilities                                     41,118             41,120
Subtotal Constructions                      6,262,433          6,262,746

Accumulated depreciation                   (5,035,336)        (4,828,036)
Depreciation for the fiscal year              (51,885)           (51,889)
Subtotal depreciations                     (5,087,221)        (4,879,925)

Subtotal Constuctions & Infrastucture net   1,175,212          1,382,821

MACHINERY & EQUIPMENT
Furnaces                                            0            526,694
Machinery                                           0            574,817
Tools                                               0                  0
Furniture and Materials                             0                  0
Subtotal Machinery & equipment                      0          1,101,511

Accumulated depreciation                            0         (1,101,511)
Depreciation for the fiscal year                    0                  0
Subtotal depreciation                               0         (1,101,511)

Subtotal machinery & equip                          0                  0

Total Net Technical Revaluation             1,486,572          1,694,195


TOTAL REVALUATED ASSET                      6,573,793          7,675,631

TOTAL ACCUMULATED DEPRECIATION             (5,035,336)        (5,929,547)

TOTAL DEPRECIATION FOR YEAR                   (51,885)           (51,889)

TOTAL NET                                   1,486,572          1,694,195

                     13. Sales transactions with leaseback



These type of transactions were not carried out as of March 31, 2004 and 2003.

                     14. Investments in related companies


The Company has valued its investments in related companies according to the norms indicated in note 2 n).


CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreed to increase its equity by the equivalent to UF 359,921 through the issue of 343,750,000 shares that were fully subscribed by Cristalchile S.A. On April 18, 2003 the subscription was paid. On August 26, 2003 it was agreed to increase
CIECSA's capital by Th Ch$ 910,000, through the issue of 36,400,000 shares totally suscribed and paid by Cristalchile, with which the participation in the subsidiary increased to 98.45%.


CRISTALCHILE INVERSIONES S.A.

This company was formed at the end of 2001 in which Cristalerias de Chile S.A. has a 99.99% share of the equity. Cristalchile Inversiones S.A., in turn, registers a 40% investment in Rayen Cura S.A.I.C., a company constituted in the city of Mendoza, Republic of Argentina.

On January 31, April 25 and June 30 of 2003 Rayen Cura S.A.I.C. made capital reimbursements of part of a capital increase paid on April 29, 2002. Reimbursed amounts totaled Th US$ 2,600.

As of March 31 the financial statements of Rayen Cura S.A.I.C. have recognized an exchange rate of $ 2.84 Argentine pesos per US Dollar. CristalChile Inversiones S.A., in turn, has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the variation occurred from $2.91 Argentine pesos (exchange rate used as of December 31, 2003) and $2.84 Argentine pesos per US dollar as of March 31, 2004.

As an effect of the result of this affiliate and the conversion of the financial statements of Rayen Cura S.A.I.C., according to chilean normative, CristalChile Inversiones S.A., has recognized a Th Ch$ 237,283 income as of March 31, 2004, and a Th Ch$ 167,109 income as of March 31, 2003.

On the other hand, the dollar exchange rate variation during the 2004 and 2003 fiscal years originated a Th Ch$ 697,051 credit in 2004 and a Th Ch$ 278,770 credit in 2003 in the item Other Equity Reserves, for the investment in Rayen Cura S.A.I.C. and from the negative goodwill produced by the purchase of shares of that company.


CRISTALCHILE COMUNICACIONES S.A.

On September 29, 2004 the Shareholders agreed to increase the company's equity by issuing 3,861,538 shares, without nominal value, at a value of Ch$ 650 each, which represents Th Ch$ 2,510,000.

Such increase was suscribed and paid by Cristalerias de Chile S.A., with which its participation in the company's equity reaches 99.998%.

S.A. VINA SANTA RITA

As of March 31, 2004, the company has registered an unrealized income of Th Ch$ 101,619 (Th Ch$ 52,896 in 2003), corresponding to container sales to the the subsidiary S.A. Vina Santa Rita.

As of March 31, 2004, the accumulated balance for this item totaled Th Ch$ 298,224 (Th Ch$ 358,116 in 2003).



   CRISTALERIAS DE CHILE S.A.

NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
DETAIL OF INVESTMENTS

                             Country  Investment   Number of       Shareholder               Company                 Net
 R.U.T.        Company         of      Control      Shares         (Percentage)               Equity                Income
                              Origin   Currency               ---------------------  ----------------------- ----------------------
                                                              03-31-2004 30-31-2003  03-31-2004  03-31-2003  03-31-2004  03-31-2003
----------  ---------------- -------  ---------  -----------  ---------- ----------  ----------  ----------  ----------  ----------

96721580-5  Cristalchile      Chile    Peso      105,074,698  99.99820   99.99820    68,554,402  71,342,238  -2,150,868  -1,504,834
            Comunicaciones
            S.A.
86547900-K  S.A. Vina Santa   Chile    Peso      493,959,797  54.09700   54.09700    80,970,562  81,035,529   1,382,606   1,204,929
            Rita S.A.
86881400-4  Envases CMF S.A.  Chile    Peso           28,000  50.00000   50.00000    32,865,650  32,696,854     372,423     546,135
96608270-4  Ciecsa S.A.       Chile    Peso      689,301,305  98.44580   98.27370    18,042,622  13,531,106    -300,380    -444,879
96767580-6  Constructora      Chile    Peso          800,000  80.00000   80.00000        4,690        5,823         -15        -306
            Apoger S.A.
96826870-8  Inmobiliaria Don  Chile    Peso            3,817  38.17000   38.17000         -118           34           0           0
            Alberto S.A.
96972440-5  Cristalchile      Chile    Peso            9,999  99.99000   99.99000    -3,059,590    -465,023     187,512     134,635
            Inversiones S.A.
            TOTAL




                                     Invest-
                           Country    ment         Result of                                Income not           Book value
R.U.T.       Company         of     Control        Accrual                 VPP               Realized          of Investment
                           Origin  Currency --------------------- ----------------------- ---------------- -----------------------
                                              03-31-     O3-31-     30-31-       03-31-   03-31-   03-31-    03-31-      03-31
                                               2004      2003        2004         2003     2004     2003      2004        2003
---------- --------------- ------  -------- ---------- ---------- ----------- ----------- -------- ------- ---------- ------------

96721580-5 Cristalchile    Chile    Peso    -2,150,828 -1,504,804  66,402,318  71,340,811        0       0 66,402,318   71,340,811
           Comunicaciones
            S.A.
86547900-K S.A. Vina       Chile    Peso       747,948    651,830  44,550,601  43,837,790  298,224 358,116 44,252,377   43,479,674
            Santa
            Rita S.A.
86881400-4 Envases
            CMF S.A.       Chile    Peso       186,212    273,067  15,969,037  16,348,427        0       0 15,969,037   16,348,427
96608270-4 Ciecsa S.A.     Chile    Peso      -295,711   -437,172  17,466,559  13,297,519  212,883 245,646 17,253,676   13,051,873
96767580-6 Constructora    Chile    Peso           -12       -245       3,740       4,658        0       0      3,740        4,658
            Apoger S.A.
96826870-8 Inmobiliaria    Chile    Peso             0          0         -45          13        0       0        -45           13
           Don Alberto
            S.A.
96972440-5 Cristalchile    Chile    Peso       187,493    129,620           1           0        0       0          1            0
           Inversiones
            S.A.
           TOTAL                                                  144,392,211 144,829,218  511,107 603,762 143,881,104 144,225,456



                      15. Investments in other companies


As of March 31, 2004 and 2003 there are no investments in other companies.

                           16. Goodwill Amortization


NEGATIVE GOODWILL

Stock purchases made on years 1993 and 1999 of S.A. Vina Santa Rita and Ciecsa S.A., have produced negative goodwill whose net balance to be amortized as of March 31, 2004 totaled Th Ch$ 1,840,523 (Th Ch$ 2,011,178 in 2003).



POSITIVE GOODWILL

As of March 31, 2004 and 2003 there are no transactions for this concept.

CRISTALERIAS DE CHILE S.A.
NOTE 16 - GOODWILL ON INVESTMENTS
Negative Goodwill

                                  03-31-2004                03-31-2003
                            ----------------------  -------------------------
                                          Balance                   Balance
                               Amount        of        Amount          of
  R.U.T.    Company Name      Amortiz.    Negative     Amortiz.     Negative
                            this period   Goodwill   this period    Goodwill
---------- ---------------  -----------  ---------  ------------- -----------
86547900-K    S.A. Vina
               Santa Rita       12,482     543,761       12,482       593,717
96608270-4    Ciecsa S.A.       30,157   1,296,762       30,159     1,417,461
              TOTAL             42,639   1,840,523       42,641     2,011,178

                                17. Intangibles


As of March 31, 2004 and 2003 there are no values for these concepts.

                              18. Other (Assets)


As of March 31, 2004, the sum of Th Ch$ 8,272,222 (Th Ch$ 9,817,535 in 2003)
for investments in Bonds of Celulosa Arauco y Constitucion S.A., equivalent to US$ 13,420,000 at an annual rate of 6.95%, with maturity on March 15, 2005, is included in Other Long-term Assets and Th Ch$ 46,601 (Th Ch$ 170,716 in 2003) for overprice paid in the acquisition of these bonds, which are amortized in the same term of their maturity.

Considering that there is the intention of maintaining the Celulosa Arauco y Constitucion S.A. bonds until their maturity on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments according to the investment value, plus interests and adjustments accrued at the end of the fiscal year.

As of March 31, 2004 there is a balance for issuance expenses of bond series C and D of Cristalerias for Th Ch$ 854,826 (Th Ch$ 982,322 in 2003), and the negative goodwill produced as a result of their placement of Th Ch$ 2,219,922 (Th Ch$ 2,414,627 in 2003).

       19. Short-term obligations with banks and financial institutions


a) Short-term obligations with Banks and Financial Institutions (5.21.10.10).

As of March 31, 2004 and 2003, there are not short-term bank obligations.

b) Long-term obligations with Banks and Financial Institutions (5.21.10.20).

A list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM
             Type of Currency and Readjustment Index


                                                                                                 Other
                                                                                                Foreign
                                             Dollars            Euros           Yens           Currencies          U.F.
R.U.T. Bank or Financial                 ----------------  -------------   ---------------   --------------   --------------
          Institution
                                          03-31-   03-31-  03-31-  03-31-  03-31-   03-31-   03-31-   03-31-  03-31-   3-31-
                                           2004     2003    2004    2003    2004     2003     2004     2003     2004   2003
 ----- -----------------                 -------  -------  ------  -----   ------   ------   ------   -----   ------   -----
Short term (code:  5.21.10.10)

Long Term - Short Term (code:  5.21.10.20)

0-E  J.P Morgan Chase Bank               129,318  445,744       0      0       0         0        0       0        0       0
     Others                                    0        0       0      0       0         0        0       0        0       0
     TOTAL                               129,318  445,744       0      0       0         0        0       0        0       0
     Capital amount due                        0        0       0      0       0         0        0       0        0       0
     Average annual interest rate         1.9875    2.675       0      0       0         0        0       0        0       0
           Percentage oblig. foreign curr. (%)    100.0000
           Percentage oblig. foreign curr. (%)      0.0000



                                         Non adjustable $         Total
R.U.T. Bank or Financial                 ----------------  ------------------
          Institution
                                          03-31-   03-31-   03-31-     03-31-
                                           2004     2003     2004       2003
 ----- -----------------                 -------  -------   ------    -------
Short term (code:  5.21.10.10)
Short term (code:  5.21.10.10)

Long Term - Short Term (code:  5.21.10.20)

0-E  J.P Morgan Chase Bank                     0        0  129,318    445,744
     Others                                    0        0        0          0
     TOTAL                                     0        0  129,318    445,774
     Capital amount due                        0        0       0          0
     Average annual interest rate              0        0       0          0
           Percentage oblig. foreign curr. (%)
           Percentage oblig. foreign curr. (%)

                         20. Other Current Liabilities


As of March 31, 2004, a positive balance of Th Ch$ 1,765,784 (Th Ch$ 897,794 in 2003) in favor of financial institutions was produced, as a consequence of Future Contracts subscribed by the Company, more detail of these is shown in note 34 Derivative Contracts.

        21. Long term liabilities with banks and financial institutions



The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.

NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

Long-term Obligations With Banks and Financial Institution


                                                                         Maturity
                                  -----------------------------------------------------------------------------------
                                                                                                 More than 10 years
                                                                                               ----------------------
        Bank or                    Adjustment     From 1      From 2      From 3      From 5
        Financial                   index          to 2        to 3        to 5        to 10      Amount      Term
R.U.T.  Institution                currency         M$          M$          M$          M$          M$
------  ----------------------    -------------  --------  ----------  ----------  ----------  ----------  ----------

0-E     J.P. Morgan Chase Bank    Dollars               -  15,410,250  15,410,250           -           -           -
                                  Euros                 -           -           -           -           -           -
                                  Yen                   -           -           -           -           -           -
                                  UF                    -           -           -           -           -           -
                                  Non-adj.Ch$           -           -           -           -           -           -
                                  Others                -           -           -           -           -           -

        Total                                           -  15,410,250  15,410,250           -           -           -
Porcentaje de obligaciones en moneda extranjera   100.00%
Porcentaje de obligaciones en moneda nacional       0.00%



                                                         Closing date                 Closing date
                                    Maturity            Current period              Previous period
                                  -------------  ----------------------------       ---------------
                                                     Total                               Total
                                                   Long-Term         Average           Long-Term
        Bank or                    Adjustment    at closing of        annual         at closing of
        Financial                   index          Financial         interest           Financial
R.U.T.  Institution                currency       Statements           rate            Statements
------  ----------------------    -------------  -------------       --------       ---------------

0-E     J.P. Morgan Chase Bank    Dollars           30.820.500         1.9875            36.578.000
                                  Euros                      -              -                     -
                                  Yen                        -              -                     -
                                  UF                         -              -                     -
                                  Non-adj.Ch$                -              -                     -
                                  Others                     -              -                     -
        Total                                       30.820.500                           36.578.000
Porcentaje de obligaciones en moneda extranjera
Porcentaje de obligaciones en moneda nacional

           22. Short-term and long-term obligations with the public
                           (promissory notes and bonds)



As of March 31, 2004, there are obligations with the public for bonds issued of UF 4,100,000, equivalent to Th Ch$ 68,965,362 (Th Ch$ 68,812,760 in
2003) divided in series C1, C2, D1 and D2, with a 4.75% annual interest in series C and 5.80% in series D, presented in the long term.

In the short term there is a balance of Th Ch$ 759,861 (Th Ch$ 748,203 in 2003) corresponding to accrued interests for UF 45,173.81.

Bond series C has a maturity of 6 years with amortizations beggining 2 years from the date of issuance. Bond series D up to 21 years with amortizations after 6 years.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)

BONDS

       REGISTRATION OR                SERIES          CURRENT      INDEXING       INTEREST      FINAL
      IDENTIFICATION No.                            FACE VALUE   UNIT OF BOND       RATE       MATURITY
        OF INSTRUMENT
-------------------------------    ------------     ----------   ------------     --------    ----------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                       C1 Interests              0        UF            4.75      07-15-2004
296-09.07.02                       C2 Interests              0        UF            4.75      07-15-2004
296-09.07.02                       D1 Interests              0        UF            5.80      07-15-2004
296-09.07.02                       D2 Interests              0        UF            5.80      07-15-2004

TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                            C1           1,500,000        UF            4.75      07-15-2008
296-09.07.02                            C2             500,000        UF            4.75      07-15-2008
296-09.07.02                            D1           1,900,000        UF            5.80      07-15-2023
296-09.07.02                            D2             200,000        UF            5.80      07-15-2023

LONG-TERM TOTAL


                                                          INSTALLMENTS                 PAR VALUE
                                                   --------------------------   ------------------------
       REGISTRATION OR                                                                                          ISSUE
      IDENTIFICATION No.                            INTEREST     AMORTIZATION                                IN CHILE OR
        OF INSTRUMENT                 SERIES        PAYMENT         PAYMENT     09-30-2004    09-30-2003        ABROAD
-------------------------------    ------------    -----------   ------------   ----------    ----------     -----------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                       C1 Interests    SEMI-ANNUAL    SEMI-ANNUAL      250,078       246,241        LOCAL
296-09.07.02                       C2 Interests    SEMI-ANNUAL    SEMI-ANNUAL       83,359        82,080        LOCAL
296-09.07.02                       D1 Interests    SEMI-ANNUAL    SEMI-ANNUAL      385,812       379,893        LOCAL
296-09.07.02                       D2 Interests    SEMI-ANNUAL    SEMI-ANNUAL       40,612        39,989        LOCAL

TOTAL CURRENT PORTION                                                              759,861       748,203

LONG-TERM BONDS
296-09.07.02                            C1         SEMI-ANNUAL    SEMI-ANNUAL   25,231,230    25,175,400        LOCAL
296-09.07.02                            C2         SEMI-ANNUAL    SEMI-ANNUAL    8,410,410     8,391,800        LOCAL
296-09.07.02                            D1         SEMI-ANNUAL    SEMI-ANNUAL   31,959,558    31,888,840        LOCAL
296-09.07.02                            D2         SEMI-ANNUAL    SEMI-ANNUAL    3,364,164     3,356,720        LOCAL

LONG-TERM TOTAL                                                                 68,965,362    68,812,760

                         23. Provisions and Write-offs


Provisions:

As of March 31, 2004, the Company has short-term provisions of Th Ch$ 6,872,724 and Th Ch$ 4,653,280 in 2003.

In the Long-term, provisions are recorded of Th Ch$ 6,001,842 as of March 31, 2004 and Th Ch$ 6,063,280 as of March 31, 2003.

In the annexed chart a detail of provisioned amounts is presented.

     a) Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$ 143,127, and Th Ch$ 143,127, respectively, as of March 31, 2004 and 2003.

This provision is deducted from the balance of debtors from sales, as stated in note 5.


     b) Vacation Provision:

The company has established a provision for the total cost of vacations pending as of March 31, 2004 and 2003, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item amounts Th Ch$ 266,627 as of March 31, 2004 (Th Ch$ 181,508 in 2003).


     c) Provision for Furnace Reconstruction:

This provision is established throughout the useful life of the refractories of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a provision for this item in the amount of Th Ch$ 3,801,830 and Th Ch$ 3,268,385 as of March 31, 2004 and 2003, respectively.

An itemized list of the amounts provisioned is shown in the attached chart.

Cristalerias de Chile S.A.
Note Provisions and Write-offs       03/31/2004          03/31/2003
------------------------------       ----------          ----------

Short term
Packing for Client Return               965,535          1,024,731
Furnace Reconstruction                1,935,527          1,170,334
Board Share                             359,723            879,269
Reserve Spare Parts                     438,189            463,350
Legal Holiday                           266,627            181,508
Severance Pay                           182,055            171,373
Provision Subsidiary Losses           2,177,064            464,977
Provision Indirect Expenses             230,043            252,961
Other Provisions                        317,961             45,255
                                      ---------          ---------

Total Short Term                      6,872,724          4,653,758

Long term
Severance Pay                         4,135,539          3,965,229
Furnace Reconstruction                1,866,303          2,098,051
                                      ---------          ---------

Total Long-Term                       6,001,842          6,063,280
                                      ---------          ---------

                            24. Severance Payments


The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). As of March 31, 2004 it totals Th Ch$ 4,317,594 (Th Ch$ 4,136,602 in 2003).


As of March 31, 2004 and 2003 the parent company has paid severance payments of Th Ch$ 70,729 and Th Ch$ 802 respectively, chargeable against the reserve.

                        25. Other long-term liabilities


As of March 31, 2004 and 2003 there are no values for this concept.

                             26. Minority interest


Not applicable to individual financial statements.

                             27. Changes in Equity


Activity in 2004 and 2003

The activity of the capital and reserve accounts in the fiscal years ended on March 31, 2004 and 2003, are shown in the attached charts.

The detail of the item Other Reserves is the following:

                                              2004             2003
                                           ---------        ---------
                                             Th Ch$           Th Ch$

Future capital increases                   4,671,348        4,464,029
Reserve for adjustment of value            1,486,571        1,694,196
of fixed assets
Adjustment for conversion difference       1,143,830        4,099,356
in investment in Rayen Cura S.A.I.C.
Difference VPP Sodex                       (217,163)        (217,173)
                                           ---------       ----------

TOTAL OTHER RESERVES                       7,084,586       10,040,408

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NET WORTH

                                                                       Reserve                                        Reserve
                                                     Paid-in           capital      Premium in        Other            Future
         Items                                       Capital         revaluation  sale of shares     Reserves         Dividends
-----------------------------------------------      -----------     -----------  --------------    -----------      -----------

Balances as of 03-31-2004
Initial balance                                       65,396,749               0      27,874,377      6,421,900      123,160,119
Distribution result previous fiscal year                       0               0               0              0                0
Final dividend previous fiscal year                            0               0               0              0                0
Capital increases with cash stock issue                        0               0               0              0                0
Reserves and/or Profits Capitalization                         0               0               0              0                0
Development period Accumulated deficit                         0               0               0              0                0
Accumulated conversion difference adjustment                   0               0               0        694,795                0
Eventual Dividend                                              0               0               0              0                0
Owner's equity Revaluation                                     0        -326,984        -139,372        -32,109         -615,800
Fiscal Year Result                                             0               0               0              0                0
Provisional Dividends                                          0               0               0              0                0

Final balances                                        65,396,749        -326,984      27,735,005      7,084,586      122,544,319
Balances as of 03-31-2003
Initial balance                                       64,749,257               0      27,598,393      9,713,099      114,912,655
Distribution result previous fiscal year                       0               0               0              0                0
Final dividend previous fiscal year                            0               0               0              0                0
Capital increases with cash stock issue                        0               0               0              0                0
Reserves and/or profit Capitalization                          0               0               0              0                0
Development period accumulated deficit                         0               0               0              0                0
Accumulated conversion difference adjustment                   0               0               0        278,744                0
Owner's equity revaluation                                     0         323,746         137,992         48,565          574,563
Fiscal Year Result                                             0               0               0              0                0
Provisional Dividends                                          0               0               0              0                0

Final balances                                        64.749.247         323,746      27,736,385     10,040,408      115,487,218
Updated balances                                      64.749.257         323,746      27,736,385     10,040,408      115,487,218


                                                     Accumulated     Provisional      Devel.           Fiscal
         Items                                         Results        Dividends   Period Deficit    Year Result
-----------------------------------------------      -----------     -----------  --------------    -----------

Balances as of 03-31-2004
Initial balance                                                0               0               0              0
Distribution result previous fiscal year               6,426,520               0               0              0
Final dividend previous fiscal year                     -958,080               0               0              0
Capital increases with cash stock issue                        0               0               0              0
Reserves and/or Profits Capitalization                         0               0               0              0
Development period Accumulated deficit                         0               0               0              0
Accumulated conversion difference adjustment                   0               0               0              0
Eventual Dividend                                              0               0               0              0
Owner's equity Revaluation                               -27,342               0               0              0
Fiscal Year Result                                             0               0               0      2,566,553
Provisional Dividends                                          0               0               0              0

Final balances                                         5,441,098               0               0      2,566,553
Balances as of 03-31-2003
Initial balance                                                0               0               0              0
Distribution result previous fiscal year              17,660,662               0               0              0
Final dividend previous fiscal year                   -3,303,936               0               0              0
Capital increases with cash stock issue                        0               0               0              0
Reserves and/or profit Capitalization                          0               0               0              0
Development period accumulated deficit                         0               0               0              0
Accumulated conversion difference adjustment                   0               0               0              0
Owner's equity revaluation                                71,784               0               0              0
Fiscal Year Result                                             0               0               0      4,321,062
Provisional Dividends                                          0               0               0              0

Final balances                                        14,428,510               0               0      4,321,062
Updated balances                                      14,428,510               0               0      4,321,062

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN EQUITY - NUMBER OF SHARES

     SERIES             No.                No.                 No.
                      SHARES             SHARES              SHARES
                    SUBSCRIBED            PAID            WITH VOTING
---------------     ----------         ----------         -----------

     SINGLE         64,000,000         64,000,000          64,000,000



CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

     SERIES              SUBSCRIBED            PAID-IN
                          CAPITAL              CAPITAL
---------------          ----------          ----------

     SINGLE              65,396,749          65,396,749

                  28. Other Non-operating Income and Expenses


As of March 31, 2004 non-operating income amounted Th Ch$ 131,864 and Th Ch$ 89,874 in 2003.

Non-operating expenses amounted to Th Ch$ 251,990 as of March 31, 2004 and Th Ch$ 231,038 in fiscal year 2003.

More detail is shown in annexed chart.

                       Non-operating Income and Expenses


CRISTALERIAS DE CHILE S.A.

NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                              2004               2003
                                             Th Ch$             Th Ch$
                                            -------             ------
INCOME
Offices and establishments rental            38,699             31,081
Sale of materials                             4,591              4,753
Agricultural Division                             0             20,846
Amortization of non-realized profits          8,188              8,188
Others Income                                80,386             25,006

TOTAL NON-OPERATING INCOME                  131,864             89,874

EXPENSES
Professional advice                         154,309            156,592
Other expenses                               85,140             63,755
Insurances                                   12,541             10,691

TOTAL NON-OPERATING EXPENSES                251,990            231,038

                          29. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net credit to results was generated in the 2004 and 2003 fiscal year of Th Ch$ 153,682 and Th Ch$ 37,729 respectively.


Additional Balance-itemized information is shown in the annexed chart.

Cristalerias de Chile S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

ASSETS (CHARGES)/CREDITS                   ADJUSTABILITY    03-31-     03-31-
                                                INDEX         2004       2003
-----------------------------------------    ----------- ---------  ---------
                                               Consumer
                                                Price
INVENTORY                                       Index       -9,907      50,850
FIXED ASSET                                      CPI      -382,974     372,056
INVESTMENTS IN RELATED COMPANIES                 CPI      -742,591     732,936
MARKETABLE SECURITIES                            CPI       -20,773      18,997
SHORT TERM DEBTORS                               CPI          -808         800
ACCOUNTS RECEIVABLE RELATED COMPANIES            UFI      -121,857      51,766
LONG-TERM DEBTORS                                UF           -983         725
LONG TERM DEPOSIT                                CPI             0           0
SHORT TERM DEBTORS                               UF            867         809
OTHER NON-MONETARY ASSETS                        CPI       -25,154      15,280
EXPENSE AND COST ACCOUNTS                        CPI      -280,253     190,942
TOTAL (CHARGES)/CREDITS                           -     -1,584,433   1,435,161

LIABILITIES (CHARGES)/ CREDITS

NET  WORTH                                       CPI     1,141,608  -1,156,651
ACCOUNTS RECEIVABLE RELATED COMPANIES            UF             33          -5
SHORT-TERM RESERVES                              CPI          -364      -5,234
SHORT -TERM CREDITORS                            CPI             0           0
LONG-TERM RESERVES                               CPI        -3,554     -20,061
PUBLIC OBLIGATION                                UF        406,638    -161,868
LONG-TERM CREDITORS                              CPI           196        -109
NON-MONETARY LIABILITIES                         CPI        12,547         373
INCOME ACCOUNTS                                  CPI       181,011     -53,877
TOTAL (CHARGES)/ CREDITS                          -      1,738,115  -1,397,432

(LOSS) PROFIT FROM ADJUSTMENT FOR PRICE LEVEL RESTATEMENT  153,682      37,729

                           30. Exchange Differences


A net credit to results was produced due to exchange differences of Th Ch$ 730,260 in 2004 and a net credit of Th Ch$ 1,335,641 in 2003.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown on the table attached.

Cristalerias de Chile S.A.

NOTE 30:  EXCHANGE DIFFERENCES

               ITEM                         CURRENCY                    AMOUNT
                                                             ---------------------------
                                                              03-31-2004      03-31-2003
------------------------------------     ---------------     -----------      ----------

FIXED (CHARGES) /CREDITS
AVAILABLE                                DOLLARS                   2,200            -144
MARKETABLE SECURITIES                    DOLLARS               1,118,588         974,083
MARKETABLE SECURITIES                    EUROS                   334,861               0
TIME DEPOSITS                            DOLLARS                  43,797        -102,492
INVENTORY                                DOLLARS                   2,862          49,811
BONDS INSTALLMENT                        DOLLARS                 305,398         231,941
SUNDRY DEBTORS                           DOLLARS                   2,385               0
OTHER ASSETS                             DOLLARS                  81,368           6,482
EFFECT OF FUTURE CONTRACT                DOLLARS                 -16,757       1,142,534
EFFECT OF INFLATION                      DOLLARS                 135,607        -170,436

TOTAL (CHARGES) /CREDITS                                       2,010,309       2,131,779

LIABILITIES (CHARGES) /CREDITS
SHORT- TERM BANK LOANS                   DOLLARS                       0               0
NOTES PAYABLE                            DOLLARS                 -58,933          -2,528
NOTES PAYABLE                            OTHER CURRENCY                0               0
SUNDRY CREDITORS - SHORT TERM            DOLLARS                 -25,108         -13,638
LONG- TERM BANK LOANS                    DOLLARS              -1,130,500        -647,500
SHORT-TERM RESERVES                      DOLLARS                       0         -58,133
LONG-TERM RESERVES                       DOLLARS                -136,718         -28,590
SUNDRY CREDITORS - LONG TERM             DOLLARS                  -4,387          -3,505
OTHER LIABILITIES                        DOLLARS                  75,597         -42,244
ADJUSTMENT FUTURE CONTRACTS              DOLLARS                       0               0
INFLATIONARY EFFECT                      DOLLARS                       0               0

TOTAL (CHARGES)/ CREDITS                                      -1,280,049        -796,138

(LOSS) PROFIT FROM EXCHANGE DIFFERENCE                           730,260       1,335,641

                            31. Extraordinary Items


As of March 31, 2004, there are no transactions for this item.

       32. Expenses incurred in the sale of shares and debt instruments


On August, 2002 the company placed bond series C1, C2, D1 and D2 for UF 4,100,000, which resulted in expenses and rate placement difference which balance as of March 31, 2004 amounts Th Ch$ 3,398,559 (Th Ch$ 3,720,326 in
2003). Amortization is being done according to the maturity of each series.

Classified under current assets there are Th Ch$ 323,811 (Th Ch$ 323,377 in
2003) and Th Ch$ 3,074,748 (Th Ch$ 3,396,949 in 2003) under other long-term fixed assets.

As of March 31, 2004 and 2003, the charge to results for their amortization amounts Th Ch$ 81,679 and Th Ch$ 80,986, respectively.

                            33. Cash Flow Statement


An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT


1. The following is the detail of the item OTHERS:


                                                     2004              2003
                                                   -------           -------
                                                    Th Ch$            Th Ch$
541.11.40     Other income received
              Insurance severance                        0                 0
              Discount for Custom Duties             7,376                 0
              Accountent Return                          0           133,416
              Adjustment Received                  128,298                 0
              Other income                          47,006             1,201
                               Total               182,680           134,617

541.11.80     Other expenses paid
              Exchange differences                  26,047           168,532
              Donations                             26,794             7,770
              Other expenses                             0             1,528
                               Total                52,841           177,830

541.13.30     Other investment income
              Maturity of future contracts               0           967,805
                                                         0           967,805

541.13.65     Other investment disbursements
              Purchase of shares                         0            11,680
              Total                                      0            11,680


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future cash flows:

              ITEM                        Amount Th Ch$         Maturity
              --------------------------  -------------   --------------------

              Dividend No.157               (1,612,800)        April-2004
              Payable investment imports      (113,317)   Second Semester 2004
                                            -----------
              TOTAL                         (1,726,117)

                           34. Derivative Contracts


As of March 31 2004 and 2003 the parent company has signed future purchase and sell contracts in foreign currency of Th US$ 37,600 in 2004 (purchases of Th US$ 109,600 in 2003) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of March 31, 2004 there was a difference in favor of financial institutions of Th Ch$ 1,765,784, classified under Other Current Liabilities.

As of March 31, 2003 there was a difference in favor of financial institutions of Th Ch$ 897,794 classified under Other Current Assets.

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS

                                                                      DESCRIPTION OF CONTRACTS
                                                          ----------------------------------------------
                                                                                          PROTECTED ITEM
                                                                                          OR TRANSACTION
                                                                                          --------------
   TYPE OF      TYPE OF      VALUE OF      MATURITY OR                     PURCHASE/
 DERIVATIVE    CONTRACT      CONTRACT      EXPIRATION       SPECIFIC         SALE
                                              DATE            ITEM         POSITION       NAME    AMOUNT
-----------    --------    ----------      -----------    -------------    ---------      ----    ------

     FR           CI       23,177,016      THIRD 2004     EXCHANGE RATE        P             -         0
     FR           CI       21,327,786      THIRD 2004     EXCHANGE RATE        S             -         0



                                                                              ACCOUNTS AFFECTED
                                                          ---------------------------------------------------------
                                                               ASSETS/LIABILITY               EFFECT ON RESULT
                                                          --------------------------     --------------------------
   TYPE OF      TYPE OF      VALUE OF       VALUE OF
 DERIVATIVE    CONTRACT      CONTRACT      PROTECTED
                                              ITEM             NAME          AMOUNT       REALIZED     NOT REALIZED
-----------    --------    ----------      -----------    --------------   ---------     ----------   -------------

     FR           CI       23,177,016                0      LIABILITIES    2,729,917     -2,729,917               0
     FR           CI       21,327,786                0        ASSETS         964,133        964,133               0

      Analysis of Forward Contracts in foreign currency as of 03.31.2004

                                                  DATE
                                      ---------------------------
                                                                             FUTURE           PROFIT
                                                                              VALUE           (Loss)
            INSTITUTION               Investment         Maturity              US$             Th Ch$
---------------------------------     ----------         --------         -----------     ------------

Purchases:
Citibank N.A.                           09-08-03         09-02-04           2,000,000        (145,571)
Deutsche Bank (Chile) S.A               09-04-03         09-03-04          15,000,000      (1,180,180)
Bank Boston                             09-10-03         09-06-04           2,000,000        (146,198)
Deutsche Bank (Chile) S.A.              09-08-03         09-07-04           2,000,000        (146,792)
Deutsche Bank (Chile) S.A.              09-08-03         09-07-04           1,800,000        (130,394)
Deutsche Bank (Chile) S.A.              09-10-03         09-09-04           2,800,000        (204,072)
Deutsche Bank (Chile) S.A.              09-10-03         09-09-04           2,000,000        (147,546)
Banco Chile                             09-11-03         09-06-04           3,000,000        (201,578)
Banco Chile                             09-15-03         09-09-04           3,500,000        (214,027)
Banco Santander                         09-15-03         18-08-04           3,500,000        (213,561)
Total                                                                      37,600,000      (2,729,917)
Sales:
Bank Boston                             10-14-03         09-09-04           4,800,000          146,643
Banco Santander                         10-21-03         09-07-04           2,000,000           66,740
Deutsche Bank (Chile) S.A.              10-22-03         09-09-04           2,000,000           62,325
Banco Santander                         10-22-03         09-09-04           1,500,000           47,342
Citibank N.A.                           10-22-03         09-07-04           1,800,000           56,120
Deutsche Bank (Chile) S.A.              10-23-03         09-02-04           2,000,000           50,879
Banco Santander                         10-23-03         09-03-04           6,000,000          154,770
Deutsche Bank (Chile) S.A.              10-24-03         09-03-04           2,000,000           44,999
Deutsche Bank (Chile) S.A.              10-24-03         09-03-04           2,000,000           45,504
Deutsche Bank (Chile) S.A.              10-24-03         09-03-04           1,000,000           23,257
Deutsche Bank (Chile) S.A.              10-24-03         09-03-04           1,000,000           23,509
Banco Santander                         10-27-03         09-03-04           2,000,000           45,820
Deutsche Bank (Chile) S.A.              10-27-03         09-03-04           1,000,000           23,985
Deutsche Bank (Chile) S.A.              10-28-03         08-16-04           1,000,000           22,504
Banco Santander                         10-28-03         08-16-04           2,500,000           57,081
Banco Santander                         10-28-03         09-06-04           2,000,000           48,618
Deutsche Bank (Chile) S.A.              11-06-03         09-06-04           1,000,000           16,177
Banco Santander                         11-12-03         09-06-04           1,000,000           15,576
Deutsche Bank (Chile) S.A.              11-18-03         09-06-04           1,000,000           12,285
Total                                                                      37,600,000          964,133
TOTAL                                                                               0      (1,765,784)

     As of March 2003 there were dollar purchase contracts of US$ 109,600,000.

                      35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of March 31, 2004, there is a guarantee delivered in the amount of Th Ch$ 7,885 (Th Ch$ 7,868 in 2003), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2004 and 2003 there are no lawsuits and other legal actions pending.


RESTRICTIONS

I. SYNDICATED LOAN
In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, there are certain financial obligations mentioned as follows:


a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus Minority Interest plus total consolidated debt.


b) TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Net Consolidated Debt to EBITDA ratio to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the following: operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced when determining operating income) and cash income from interests minus non-cash credits (as long as they have been added when determining operating income), in each case for each period.


c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios during the following periods: 3.5 from January 01 2001 to December 31, 2003; 4.0 from January 01, 2004 onwards.

Interest coverage at the day of determination is defined as the ratio between unconsolidated EBITDA for the period of four consecutive fiscal quarters that end on or most recently ended before, that date; and interest expenses for that period.

d) NET EQUITY

Cristalerias de Chile S.A. should maintain a minimum amount of UF 10,000,000 at any time.

As of March 2004 and 2003 Cristalerias de Chile S.A. complies with 100% of the restrictions agreed with the creditor banks.


II. BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco de Chile as the bonds owners' representative, establishes among others the following obligations:


a)      Financial Indicators

        Individual Balance:   Indebtedness not higher than 1.2 times.

        Consolidate Balance:  Indebtedness not higher than 1.4 times.

b)      Insurances for the Company and its subsidiaries' fixed assets.

c) The operations refered to by art. 44 and 89 of law 18,046 must be carried out according to the conditions that these establish.

d)      Other minor restrictions related with the bond issue contract.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds' creditors.


OTHER CONTINGENCIES

As of March 31, 2004 and 2003, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

                                                                                               BALANCES PENDING
                                                                                                PAYMENT AS OF
                                                                                                CLOSING DATE
                                 DEBTOR                              ASSETS COMMITTED      OF FINANCIAL STATEMENTS
                    -----------------------------                ----------------------   -------------------------
CREDITOR OF               NAME       RELATIONSHIP     TYPE OF                   BOOK
GUARANTEE                                            GUARANTEE      TYPE        VALUE      03/31/2004    03/31/2003
-----------------   ---------------  ------------  ------------  ----------  ----------   -----------   -----------

EDIFICIO            CRISTALERIAS DE   COMMERCIAL      DEPOSIT       FLOOR         7.885         7.885         7,868
METROPOLIS AGF        CHILE S.A.



                         DEBTOR                                 RELEASE OF GUARANTEES
                    ---------------    ----------------------------------------------------------------------
CREDITOR OF               NAME
GUARANTEE                              03/31/2005     ASSETS   03/31/2006     ASSETS   03/31/2007    ASSETS
-----------------   ---------------    ----------   ---------  ----------   ---------  ----------   ---------

EDIFICIO            CRISTALERIAS DE             -           -           -           -       7,885           -
METROPOLIS AGF        CHILE S.A.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

                                                                                               BALANCES PENDING
                                                                                                PAYMENT AS OF
                                                                                                CLOSING DATE
                                 DEBTOR                              ASSETS COMMITTED      OF FINANCIAL STATEMENTS
                    -----------------------------                ----------------------   -------------------------
CREDITOR OF               NAME       RELATIONSHIP     TYPE OF                   BOOK
GUARANTEE                                            GUARANTEE      TYPE        VALUE      03/31/2004    03/31/2003
-----------------   ---------------  ------------  ------------  ----------  ----------   -----------   -----------

  Societe de          Rayen Cura       Affiliate      Solidary            -           -     2,130,312     3,371,028
Participations           S.A.
Financieres et
Industrielles

 Envases CMF         Cristalerias      Affiliate      Solidary            -           -       224,261       329,357
                    de Chile S.A.


                         DEBTOR                                 RELEASE OF GUARANTEES
                    ---------------    ----------------------------------------------------------------------
CREDITOR OF               NAME
GUARANTEE                              03/31/2005     ASSETS   03/31/2006     ASSETS   03/31/2007    ASSETS
-----------------   ---------------    ----------   ---------  ----------   ---------  ----------   ---------

  Societe de          Rayen Cura          710,104           -     710,104           -     710,104           -
Participations           S.A.
Financieres et
Industrielles

 Envases CMF         Cristalerias               -           -           -           -     224,261           -
                    de Chile S.A.

                  36. Guarantees obtained from third parties


As of March 31, 2004 and 2003 the company has received guarantees from third parties, which are shown below:


ITEM                                                    2004           2003
------------------------------------------------      -------         ------
                                                       Th Ch$         Th Ch$

Real Estate Lease Security Bank (UF 304)                5,114          5,102
Real Estate Lease to Telecomunicaciones
and Servicios Cono Sur Ltda.  (UF 130)                      0          2,182
Real Estate Lease AGF Building (UF 365.9)               6,155          6,141
Real Estate Lease Metropolis Building (UF 189.2)        3,182          3,175
Suppliers Sight Drafts                                  1,674          1,675
                                                      -------         ------
TOTAL                                                  16,125         18,275

                        37. Local and Foreign Currency


Charts are attached showing the foreign currency balance as of March 31, 2004 and 2003.


Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS

                                                           Amount
                                               ----------------------------
         ITEMS                 Currency          03-31-2004      03-31-2003
--------------------------   ---------------    -----------     -----------

Current Assets
CASH                         Non-adjust Ch$       1,214,370         848,275
CASH                         Dollars                155,852         127,519
TIME DEPOSITS                Dollars              1,178,299       7,495,778
TIME DEPOSITS                Non-adjust. Ch$      3,452,208       8,934,092
MARKETABLE SECURITIES        Adjustable Ch$       4,133,777       3,830,015
MARKETABLE SECURITIES        Dollars             30,809,517      55,361,469
DEBTORS FROM SALES           Non-adjust. Ch$     16,457,533      15,630,357
DOCUMENTS RECEIVABLE         Non-adjust. Ch$        886,438       1,785,525
MISCELLANEOUS DEBTORS        Adjustable Ch$         264,838         809,645
MISCELLANEOUS DEBTORS        Non-adjust. Ch$        254,285         156,541
MISCELLANEOUS DEBTORS        Dollars                126,735          12,318
DOC.&ACTS. REC. REL. CO'S.   Non-adjust. Ch$      1,984,778       1,840,521
DOC.&ACTS. REC. REL. CO'S.   Adjustable Ch$          13,575         621,139
STOCK                        Adjustable Ch$       4,402,696       3,295,288
STOCK                        Dollars              1,591,816       2,649,202
TAXES TO BE RECOVERED        Adjustable Ch$       1,876,287         853,045
EXPENSES PAID IN ADVANCE     Dollars                356,831         398,419
DEFERRED TAXES               Non-adjust Ch$         447,736         474,170
OTHER CURRENT ASSETS         Non-adjust Ch$       9,033,071       3,347,825
OTHER CURRENT ASSETS         Dollars              2,781,443       2,534,025
OTHER CURRENT ASSETS         Adjustable Ch$         196,663         196,229
MARKETABLE SECURITIES        Non-adjust Ch$          25,552          26,535
MARKETABLE SECURITIES        Euros               18,897,271               0
Fixed Assets
FIXED ASSETS                 Adjustable Ch$      75,150,640      72,895,740
Other Assets
INVESTMENT REL. CO'S.        Adjustable Ch$     143,881,104     144,225,456
NEG. INVESTMENT GOODWILL     Adjustable Ch$       1,840,523       2,011,178
LONG-TERM DEBTORS            Adjustable Ch$         122,386         161,203
L-T DOC. REC. REL. CO'S.     Adjustable Ch$      20,666,868      22,598,303
OTHERS                       Dollars              8,318,823       9,988,251
OTHERS                       Adjustable Ch$       2,219,922       2,414,627
OTHERS                       Non-adjust Ch$         854,826         982,322
Total Assets
                             Non-adjust Ch$      34,610,797      34,026,163
                             Dollars             45,319,316      78,566,981
                             Adjustable Ch$     254,769,279     253,911,868
                             Euros               18,897,271               0

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

ITEM                                   Currency                                           Up to 90 days
----------------------------------     ----------------           ------------------------------------------------------------
                                                                         03-31-2004                        03-31-2003
                                                                  ------------------------         ---------------------------
                                                                     Amount     Avg.Annual            Amount        Avg.Annual
                                                                    Thou Ch$     Int. Rate           Thou Ch$       Int. Rate
                                                                  -----------   ----------         -----------      ----------

Long-Term Obligations                  Dollars                        129,318       1.9875             445,744           2.675
1-year maturity
Long-Term Obligations with public      Adjustable Ch$                 333,437         4.75             328,321            4.75
                                       Adjustable Ch$                 426,424         5.80             419,882            5.80
Dividend Payable                       Non-adjust. Ch$                 40,453            -              77,453               -
Accounts Payable                       Non-adjust. Ch$              1,858,882            -           2,127,914               -
Documents Payable                      Dollars                      1,504,799            -           4,142,922               -
Miscellaneous Creditors                Dollars                        684,524        11.06             770,446           12.25
Miscellaneous Creditors                Non-adjust. Ch$                175,430            -             587,381               -
Doc. and Accts. Payable rel Co         Adjustable Ch$                   1,754            -               6,446               -
Doc. and Accts. Payable rel Co         Non-adjust. Ch$                178,527            -             140,145               -
Reserves                               Adjustable Ch$                       0            -                   0               -
Reserves                               Dollars                              0            -                   0               -
Reserves                               Non-adjust. Ch$              4,755,142            -           3,312,051               -
Withholding                            Non-adjust. Ch$                895,484            -             743,989               -
Other Current Liabilities              Adjustable Ch$               1,765,784            -             897,794               -
Deferred taxes                         Non-adjust. Ch$                      0                                0

Total Current Liabilities              Dollars                      4,084,425            -           6,256,906               -
                                       Adjustable Ch$                 761,615            -             754,649               -
                                       Non-adjust. Ch$              7,903,918            -           6,988,933               -


ITEM                                   Currency                                         90 Days to 1 Year
----------------------------------     ----------------           ------------------------------------------------------------
                                                                        03-31-2004                         03-31-2003
                                                                  ------------------------         ---------------------------
                                                                     Amount     Avg.Annual           Amount         Avg.Annual
                                                                    Thou Ch$    Int. Rate           Thou Ch$        Int. Rate
                                                                  -----------   ----------         -----------      ----------

Long-Term Obligations                  Dollars                              -            -                   -               -
1-year maturity
Long-Term Obligations with public      Adjustable Ch$                       -            -                   -               -
                                       Adjustable Ch$                       -            -                   -               -
Dividend Payable                       Non-adjust. Ch$                      -            -                   -               -
Accounts Payable                       Non-adjust. Ch$                      -            -                   -               -
Documents Payable                      Dollars                              -            -                   -               -
Miscellaneous Creditors                Dollars                              -            -                   -               -
Miscellaneous Creditors                Non-adjust. Ch$                      -            -                   -               -
Doc. and Accts. Payable rel Co         Adjustable Ch$                       -            -                   -               -
Doc. and Accts. Payable rel Co         Non-adjust. Ch$                      -            -                   -               -
Reserves                               Adjustable Ch$                 182,055            -             171,373               -
Reserves                               Dollars                      1,935,527            -           1,170,334               -
Reserves                               Non-adjust. Ch$                      -            -                   -               -
Withholding                            Non-adjust. Ch$                      -            -                   -               -
Other Current Liabilities              Adjustable Ch$                       -            -                   -               -
Deferred taxes                         Non-adjust. Ch$

Total Current Liabilities              Dollars                      1,935,527            -           1,170,334               -
                                       Adjustable Ch$                 182,055            -             171,373               -
                                       Non-adjust. Ch$                      0            -                   0               -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 03-31-2004

ITEM                                   Currency                         1-3 Years                    3-5 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with Banks and        Dollars                           15,410          1.9875     15,410,250          1.9875
Financial Institutions
Obligations with public bond      Adjust. Ch$                       21,026            4.75     12,615,615               -
Serie C
Obligations with public bond      Adjust. Ch$                            0               -         75,965             5.8
Serie D
Deferred  Custom duties           Dollars                          119,614            11.6              0               -
Long-term Creditors               Adjust. Ch$                       33,249               -              0               -
Long-term Reserves                Dollars                        1,866,303               -              0               -
Long-term Reserves                Adjust. Ch$                    4,135,539               -              0               -
Deferred Taxes                    Non-adjust. Ch$                2,347,230               -              0               -
Total Long-term Liabilities
                                  Dollars                       17,396,167               -     15,410,250               -
                                  Adjust. Ch$                   25,194,813               -     12,691,580               -
                                  Non-adjust. Ch$                2,347,230               -              0               -


ITEM                                   Currency                        5-10 Years                More than 10 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with Banks and        Dollars                                0               -              0               -
Financial Institutions
Obligations with public bond      Adjust. Ch$                            0               -              0               -
Serie C
Obligations with public bond      Adjust. Ch$                    4,937,743             5.8     30,310,014             5.8
Serie D
Deferred  Custom duties           Dollars                                0               -              0               -
Long-term Creditors               Adjust. Ch$                            0               -              0               -
Long-term Reserves                Dollars                                0               -              0               -
Long-term Reserves                Adjust. Ch$                            0               -              0               -
Deferred Taxes                    Non-adjust. Ch$                        0               -              0               -
Total Long-term Liabilities
                                  Dollars                                0               -              0               -
                                  Adjust. Ch$                    4,937,743               -     30,310,014               -
                                  Non-adjust. Ch$                        0               -              0               -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 03-31-2003

ITEM                                   Currency                         1-3 Years                    3-5 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                             Interest Rate                  Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with banks and        Dollars                                0               0     36,578,000           2.675
financial institutions
Obligations with public           Adjustable Ch$                         0               0              0               0
Obligations with public           Adjustable Ch$                         0               0              -               -
Deferred Custom duties            Dollars                          198,004            11.6              -               -
Long-term Creditors               Adjust. Ch$                       44,377                              -               -
Long-term Reserves                Dollars                        2,098,052               -              -               -
Long-term Reserves                Adjustable Ch$                 3,965,228               -              -               -
Deferred Taxes                    Non-adjust. Ch$                2,379,810               -              -               -

Total Long-term Liabilities
                  -               Dollars                        2,296,056               -     36,578,000               -
                  -               Adjust. Ch$                    4,009,605               -              0               -
                  -               Non-adjust. Ch$                2,379,810               -              0               -


ITEM                                   Currency                        5-10 Years                More than 10 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                             Interest Rate                  Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with banks and        Dollars                                -               -              -               -
financial institutions
Obligations with public           Adjustable Ch$                33,567,200            4.75              -               -
Obligations with public           Adjustable Ch$                         -               -     35,245,560             5.8
Deferred Custom duties            Dollars                                -               -              -               -
Long-term Creditors               Adjust. Ch$                            -               -              -               -
Long-term Reserves                Dollars                                -               -              -               -
Long-term Reserves                Adjustable Ch$                         -               -              -               -
Deferred Taxes                    Non-adjust. Ch$                        -               -              -               -

Total Long-term Liabilities
                  -               Dollars                                0               -              0               -
                  -               Adjust. Ch$                   33,567,200               -     35,245,560               -
                  -               Non-adjust. Ch$                        0               -              0               -

                                 38. Penalties


As of March 31, 2004 and 2003 no penalties have been applied to the company, the members of the Board or Company Managers by the SVS or other administrative authorities.

                               39. Subsequent Events


Cristalerias de Chile S.A.

On April 28, 2004 the company paid eventual dividend N(degree) 157 of Ch$ 25.20 per share over 64,000,000 shares. (Th Ch$1,612,800)

Between the closing date of the financial statements and the issue date of the present report there have not been other subsequent events that could alter significantly the Company's financial and economic situation.

                               40. Environment


On its permanent concern for preserving the environment, during the fiscal year 2003 the Company has made investments of Th Ch$ 205,409 corresponding to the purchase of NOX treatment equipment installed in new furnace B.

                               41. TIME DEPOSITS


As of March 31, 2004 and 2003 the Company presents the following information:



INSTITUTION                         Currency     2004             2003
                                                Th Ch$           Th Ch$


Banco de A. Edwards (Chile)            US$             0          2,606,863
Banco Santander                        US$     1,178,299          2,483,315
Banco Deutsche Bank Chile S.A.         US$             0          2,064,301
Banco J.P. Morgan Chase Bank           US$             0            341,299
Banco de A. Edwards (Chile)            Ch$             0          3,000,000
Banco Santander                        Ch$      3,452,208           924,992
Banco Scotiabank                       Ch$             0          5,009,100
                                               ---------          ---------

TOTAL                                          4,630,507         16,429,870

                            42. STOCK TRANSACTIONS


During 2004 and 2003 fiscal years members of the board, controlling stockholders, related individuals and entities did not carry out stock transactions.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of March 31, 2004 and 2003 is the following:



                                              % of Shareholding         No. of Shareholders
TYPE OF SHAREHOLDER                           2004         2003         2004          2003


10% or more shareholding                     34.03        34.03           1                 1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                           65.84        65.83         265               270

Less than 10% shareholding
with investment lower than
200 UF                                        0.13         0.14         762               787

TOTAL                                       100.00       100.00       1,028             1,058

CONTROLLER OF
THE COMPANY                                  52.14        52.14           3                 3


                            44. BOARD COMPENSATION


As of March 31, 2004 and 2003, there are provisions for Th Ch$ 359,723 and Th Ch$ 879,269 respectively, for diverse concepts according to the following detail:



                                                       2004         2003
                                                      Th Ch$       Th Ch$


Participation in previous fiscal year profits        257,061       706,426
Board Committee Honoraries                           102,662       172,843
                                                   ---------     ---------

TOTAL                                                359,723       879,269


                                RELEVANT EVENTS


None.

-------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
-------------------------------------------------------------------------------
RATIO ANALYSIS TO INDIVIDUAL FINANCIAL STATEMENTS AS OF MARCH 31, 2004
-------------------------------------------------------------------------------
1.- FINANCIAL INDICATORS

                                             03-31-2004  03-31-2003  12-31-2003
--------------------------------------------------------------------------------


LIQUIDITY
Current liquidity                    times         6.76       7.25         5.98
Acid ratio                           times         6.18       6.75         5.50

INDEBTEDNESS
Leverage ratio                       times         0.53       0.55         0.55
Short-term debt                        %          12.07      11.85        12.79
Long-term debt                         %          87.93      88.15        87.21
Interest Expenses Coverage           times         3.18       4.98         2.14

ACTIVITY
Total assets                         MM Ch$     353,597    366,505      351,798
Investments                          MM Ch$       1,527      4,924       22,510
Disposal of property                 MM Ch$           1         57          135
Inventory turnover                   times          7.4       10.5         12.6
Inventory permanence                  days         49.0       34.4         28.6

RESULTS
Sales                                MM Ch$      15,387     17,448       74,146
Costs of sales                       MM Ch$       9,791     10,363       44,413
Operating result                     MM Ch$       4,289      5,850       24,225
Interest expenses                    MM Ch$       1,158      1,235        4,817
Non-operating result                 MM Ch$      (1,239)      (499)     (16,374)
E.B.I.T.D.A.                         MM Ch$       6,318      8,496       20,794
After-tax profit                     MM Ch$       2,567      4,321        6,394

PROFITABILITY
Return on equity                       %            1.1        1.9          2.8
Return on assets                       %            0.7        1.3          1.8
Return on operating assets             %            8.4       11.9         22.9
Profit per share                       $           40.1       67.5         99.9
Return on dividends                    %            2.6        2.6          2.4

Current liquidity                Ratio of current assets to current liabilities.
Acid ratio:                      Ratio of uncommitted funds to current
                                 liabilities.
Leverage ratio:                  Ratio of total current liabilities to net
                                 worth.
Interest Expenses Coverage:      Earnings before taxes and interest divided by
                                 interest expenses.
Inventory turnover:              Ratio between sales cost of the period and
                                 average inventory.
Inventory permanence:            Ratio between average inventory and sales cost
                                 of the period, multiplied by 360 days
E.B.I.T.D.A:                     Earnings before interest, taxes, depreciation,
                                 amortization and extraordinary items.
Return on dividends:             Sum of dividends paid in the last twelve
                                 months divided by market price of stock at
                                 closing of period.
---

The main trends observed as of March 2004 in indicators are:


LIQUIDITY INDICES

With respect to December 2003, an increase in the index can be observed due to a increase in current assets, due to the devaluation of the Argentine peso with respect to the dollar, which influences positively in financial placements in foreign currency. On the other hand a decrease in current liabilities is due to the payment of dividends and accounts .


INDEBTEDNESS INDICES

The leverage ratio has kept almost constant for the analyzed period.

Bank indebtedness that corresponds to a US$ 50 million loan shows an increase in Ch$ terms, due to the variation of rate of exchange, that increased from Ch$ 593,80 as of December 2003 to Ch $ 616.41 as of March 31, 2004 .

Interest expenses coverage ratio decreased with respect to the previous year due to a lower net income during the present fiscal year.


ACTIVITY INDICES

Inventory turnover and permanence indeces deteriorated slightly due to a increase of finished goods inventories, as a result of lower stationary sales of glass containers.



PROFITABILITY INDICES

Equity and asset profitability indices show a decrease with respect to March and December 2003, due to a lower net income during the present fiscal year.

Likewise, non-operating result decreased due to a negative exchange difference and a higher loss in related companies.

On the other hand, in spite of the higher dividends distributed during last 12 months, the return of dividends indexes shows a stability with respect to the previous year due to an increase in the market price of the company's shares in the stock exchange, which passed from Ch$ 4,620 as of March, 2003 to Ch $ 5,000 in March, 2004.



2.       DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF
         MAIN ASSETS.


The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of March 31, 2004, there were financial investments in stocks recorded in the accounting according to their purchase price of Th Ch$ 4,134 million whose market value on the same date was Th Ch$ 5,728 million.


3.       RESULTS AS OF MARCH 2004

3a.  Individual Result

The Company had non-consolidated sales of Ch$ 15,387 million as of March 2004, compared to Ch$ 17,448 millon in the previous year. Volumes sold decreased by 2.4% reaching 56,856 tons, mainly due to lower sales of bottles of non-returnable beer and liquor, partially compensated by higher sales of bottles for wine, and analcoholic one way formats.

Operating income reached of Ch$ 4,289 million in 2004 (Ch$ 5,850 million income in 2003), due to lower volumes sold and an average prices decrease of 9.6%, mainly explained by a decrease in the exchange rate, which passed from US$
736.99 per dollar on average during first quarter of 2003 to US$ 587,29 per dollar on average during the first quarter of 2004.

The non-operating result was a loss of Ch$ 1,239 million (Ch$ 499 million loss in 2003). During 2004 a higher loss in Cristalchile Comunicaciones (owner of 50% of Metropolis-Intercom) and lower net income in Envases CMF was registered. The former was partially compensated by higher net income from Vina Santa Rita and Cristalchile Inversiones (owner of 40% of Rayen Cura) and a lower loss at CIECSA.


3b.  Results in Subsidiaries


During 2004, Santa Rita's net income amounted Ch$ 1,383 million, 14,7% higher that in 2003. In the local market, prices increased by 8.2% in real terms and volumes dropped by 3.4%. During the period, exports increased by 5.2% reaching US$ 12.9 million (US$ 11.0 million in 2003) and represented 52.2% of total revenues. Operating income reached Ch$ 1,059 million, compared to Ch$ 1,650 million in 2003, mainly due to higher costs of musts and higher marketing support expenses. The average price in dollars per case for the export market for Santa Rita was US$ 34.9 (US$ 31.4 in 2003) whereas the average price for the industry was US$ 24.4 per case (US$ 23.5 in 2003). Santa Rita recorded a Ch$ 582 million non-operating profit, compared to a Ch$ 24 million non-operating income in 2003, mainly due a profit from exchange differences and sale of assets.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$ 65 million operating loss, compared with an operating loss of Ch$ 90 million in 2003. MEGA reached the first place audience share with an average viewership share of 25.3% during the period (22.9% in 2003)1. Net sales increased by 11.7% reaching Ch$ 4,837 million, as a higher audience share has resulted in higher sales. MEGA had a net loss of Ch$ 238 million (Ch$ 248 million loss in 2003). CIECSA had a Ch$ 300 million net loss, compared to a Ch$ 445 million net loss the previous year.

Envases CMF S.A. registered a Ch$ 372 million net income in 2004 compared with a Ch$ 546 million net income in 2003. Net sales reached Ch$ 7,839 million during the period (Ch$ 8,857 million in 2003). Sales volume dropped by 3.9%, reaching 5,844 tons, due to a decrease of pre forms exports and lower sales of one way formats; while average prices


--------
1 Measured between 7:30AM and 1:30AM; i.e: 18 hours daily, Monday through Sunday.

decreased by 7.9% influenced by a decrease of the exchange rate. Due to the aforementioned, operating income reached Ch$ 740 million, compared to Ch$ 1,174 million in 2003.

In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of Metropolis-Intercom S.A.

During 2004, Metropolis-Intercom S.A. registered sales of Ch$ 10,782 million, practically equal to the previous year. Metropolis-Intercom had a net loss of Ch$ 3,103 million compared with a net loss of Ch$ 1,973 million in 2003. The lower result is due to a $775 million one-time expense that affected the company's non-operating result. EBITDA reached Ch$ 1,641 million in the period ($1,614 million in 2003). This result includes a depreciation charge of Ch$ 3,587 million (Ch$ 3,204 million in 2003) mainly corresponding to the HFC network acquired in July 2000. The company ended the period with 223,957 subscribers of the basic service (240,119 in 2003), 35,514 premium subscribers (5.2% over 2003), 36,883 subscribers of bradband internet services (42.3% over 2003) and 6,376 subscribers of IP telephony.

As a result of the abovementioned and the negative goodwill amortization charge through Cordillera Comunicaciones of Ch$ 1,040 million in the period (Ch$ 1,034 million in 2003), Cristalchile Comunicaciones recorded a net loss of Ch$ 2,151 million (net loss of Ch$ 1,505 in 2003).



4.  CASH FLOW STATEMENT

As of March 31, 2004 a total net positive flow of Ch$ 7,710 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 9,969 million, which was decreased by a negative financing flow of Ch$ 953 million and a negative flow of investment activities for Ch$ 1,606 million.

The operating flow corresponds basically to the collection of sales and interests income that were reduced by payment to suppliers, personnel and tax and interests payments.

The negative financing flow can be explained by the payment of dividends.

The investment flow is mainly explained by the incorporation of fixed assets for Ch$ 1,605 million.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$ 59,700 million as of December 31, 2003 to Ch$ 67,411 million as of March 31, 2004.

According to the current regulations of the SVS and the Association of Accountants of Chile, time deposits and agreements with due date under 90 days have been considered cash and cash equivalent.



5.       RISKS ANALYSIS

o        Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a credit of US$ 50 million, which is subject to a variable annual rate of

Libor plus 0.8% percentage points. In addition, the Company issued bonds in two series, for a total of UF 4.1 million, for a period of 6 and 21 years, and which pay a fixed rate of 4.75% and 5.8% respectively (the actual placement rate was 5.3% and 6.5% respectively).

As of March 31, 2004, the Company had available funds in the amount of Ch$ 66,050 million, invested at different terms in financial instruments such as time deposits, bonds, fixed rate mutual funds and agreements with resale commitment. This figure does not consider Ch$ 8,272 million in bonds with maturity on September 15, 2005 and investments in shares for Ch$ 4,134 million.

Currently the Company does not use secondary financial instruments to reduce risk in the event of fluctuations in interest rates. This policy will be studied permanently to evaluate the alternatives offered by the market.

o        Exchange rate

The Company maintains liabilities in dollars of US$ 66.1 million, which represent 11.5% of its assets, and which include a balance of a long-term syndicated loan of US$ 50 million.

As of March 31, the Company has investments in dollars of US$ 69.8 million in time deposits, bonds and fixed rate mutual funds. In addition, it also has investments in Euros of (euro) 24.9 million in fixed rate instruments. It also has Dollar purchase future contracts of US$ 37.6 million that they are compensated by sale future contracts for the same amount.

On the other hand, approximately 34% of the company's revenues are adjusted by the exchange rate variation. Costs in foreign currency represent approximately 23.9% of total costs.

FECU (Standardized Quarterly Financial Report)


1.   IDENTIFICATION


1.01.05.00     Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00     Company RUT                                90331000-6



1.00.01.10     Starting date                              1/1/2004



1.00.01.20     Closing date                               3/31/2004



1.00.01.30     Type of Currency                           Chilean Pesos



1.00.01.40     Type of Financial Statements               Consolidated

                                    ASSETS

2.0       FINANCIAL STATEMENTS
2.01      BALANCE SHEET

1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance : Consolidated


------------------------------------------------------------ ---------- --------------- -------------
ASSETS                                                       NOTE No.     03-31-04        03-31-03
------------------------------------------------------------ ---------- --------------- -------------
5.11.00.00     TOTAL CURRENT ASSETS                                     173,361,246     189,995,652
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.10  Cash                                           2,858,397       1,690,072
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.20  Time deposits                      45          7,210,791      19,415,156
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.30  Marketable securities (net)        4          61,782,216      68,519,258
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.40  Debtors from sales (net)           5          32,129,243      33,071,445
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.50  Documents receivable (net)                     2,452,089       3,829,140
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.60  Sundry debtors (net)                           1,742,278       1,304,178
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.70  Doc. & accts receivable            6             446,450         341,341
                           related Co.
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.80  Inventories (net)                             38,987,888      41,119,400
------------------------------------------------------------ ---------- --------------- -------------
               5.11.10.90  Recoverable taxes                              4,451,767       1,129,330
------------------------------------------------------------ ---------- --------------- -------------
               5.11.20.10  Prepaid expenses                               1,714,309       1,714,071
-------------- --------------------------------------------- ---------- --------------- -------------
               5.11.20.20  Deferred taxes                     8           1,164,859         937,873
------------------------------------------------------------ ---------- --------------- -------------
               5.11.20.30  Other current assets               10         18,420,959      16,924,388
------------------------------------------------------------ ---------- --------------- -------------
               5.11.20.40  Leasing contracts (net)                                0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.11.20.50  Leasing assets (net)                                   0               0
------------------------------------------------------------ ---------- --------------- -------------
5.12.00.00     TOTAL FIXED ASSETS                                       134,558,564     131,656,508
------------------------------------------------------------ ---------- --------------- -------------
               5.12.10.00  Land                               12         13,267,675      12,995,463
------------------------------------------------------------ ---------- --------------- -------------
               5.12.20.00  High rises & infrastructure        12         61,837,949      60,645,609
------------------------------------------------------------ ---------- --------------- -------------
               5.12.30.00  Machinery & equipment              12        144,684,218     123,793,441
------------------------------------------------------------ ---------- --------------- -------------
               5.12.40.00  Other fixed assets                 12         12,168,156      17,455,503
------------------------------------------------------------ ---------- --------------- -------------
               5.12.50.00  Positive goodwill from             12          6,573,793       7,675,631
                           technical revaluation of
                           fixed assets
------------------------------------------------------------ ---------- --------------- -------------
               5.12.60.00  Depreciation (minus)               12       (103,973,227)    (90,909,139)
------------------------------------------------------------ ---------- --------------- -------------
5.13.00.00     TOTAL OTHER ASSETS                                       135,051,292     146,130,600
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.10  Investment in related companies    14        101,012,909     108,429,785
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.20  Investment in other companies      15            804,671         821,513
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.30  Negative goodwill                  16          8,956,092       9,682,180
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.40  Positive goodwill (minus)                              0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.50  Long-term debtors                                206,230         184,616
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.60  Doc. & accts receivable                            4,257           1,504
                           related Co.
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.65  Long-term deferred taxes                               0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.70  Intangibles                        17         11,757,528      11,723,085
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.80  Amortization (minus)               17         (1,258,183)     (1,047,542)
------------------------------------------------------------ ---------- --------------- -------------
               5.13.10.90  Other                              18         13,567,788      16,335,459
------------------------------------------------------------ ---------- --------------- -------------
               5.13.20.10  Long-term leasing contracts                            0               0
                           (net)
------------------------------------------------------------ ---------- --------------- -------------
5.10.00.00     TOTAL ASSETS                                             442,971,102     467,782,760
------------------------------------------------------------ ---------- --------------- -------------

                                  LIABILITIES

1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance : Consolidated

------------------------------------------------------------ ---------- --------------- -------------
LIABILITIES                                                  NOTE No.     03-31-04        03-31-03
------------------------------------------------------------ ---------- --------------- -------------
5.21.00.00     TOTAL CURRENT LIABILITIES                                 41,189,837      48,205,054
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.10  Short-term oblig. Banks &                         15,223           9,827
                           Fin. Inst.
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.20  Short-term portion - Long-term     19          4,016,775       4,376,750
                           oblig. Banks & Financial
                           Institutions
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.30  Obligations with the public                            0               0
                           (notes)
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.40  Short-term portion oblig with      22          1,123,089       1,323,579
                           public
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.50  Long-term oblig. due within 1                    134,969         262,515
                           year
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.60  Dividends payable                                 41,296          78,554
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.70  Accounts payable                              14,366,058      19,127,672
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.80  Notes payable                                  2,085,253       4,794,597
------------------------------------------------------------ ---------- --------------- -------------
               5.21.10.90  Sundry creditors                                 950,881       2,950,107
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.10  Notes & accts payable related Co.                265,586         210,952
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.20  Provisions                         23         11,649,530       9,657,719
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.30  Withholdings                                   1,674,611       1,766,542
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.40  Income tax                                             0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.50  Earned income                                  2,738,293       2,534,105
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.60  Deferred taxes                                         0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.21.20.70  Other current liabilities          20          2,128,273       1,112,135
------------------------------------------------------------ ---------- --------------- -------------
5.22.00.00     TOTAL LONG-TERM LIABILITIES                              133,220,361     145,022,572
------------------------------------------------------------ ---------- --------------- -------------
               5.22.10.00  Oblig with Banks & Financial       21         33,924,299      44,457,024
                           Inst.
------------------------------------------------------------ ---------- --------------- -------------
               5.22.20.00  Long-term oblig with public        22         89,150,346      88,953,080
                           (bonds)
------------------------------------------------------------ ---------- --------------- -------------
               5.22.30.00  Long-term notes payable                                0         127,494
------------------------------------------------------------ ---------- --------------- -------------
               5.22.40.00  Long-term sundry debtors                         208,028       1,087,933
------------------------------------------------------------ ---------- --------------- -------------
               5.22.50.00  Long-term notes & accts.                               0               0
                           payable related companies
------------------------------------------------------------ ---------- --------------- -------------
               5.22.60.00  Long-term provisions               23          6,001,842       6,063,280
------------------------------------------------------------ ---------- --------------- -------------
               5.22.70.00  Long-term deferred taxes           8           3,935,846       4,333,761
------------------------------------------------------------ ---------- --------------- -------------
               5.22.80.00  Other long-term liabilities                            0               0
------------------------------------------------------------ ---------- --------------- -------------
5.23.00.00     MINORITY INTEREST                              26         38,119,578      37,468,548
------------------------------------------------------------ ---------- --------------- -------------
5.24.00.00     TOTAL EQUITY                                             230,441,326     237,086,586
------------------------------------------------------------ ---------- --------------- -------------
               5.24.10.00 Paid-in capital                     27         65,396,749      64,749,257
------------------------------------------------------------ ---------- --------------- -------------
               5.24.20.00 Reserve capital revaluation         27           (326,984)        323,746
------------------------------------------------------------ ---------- --------------- -------------
               5.24.30.00 Premium in sale of own shares       27         27,735,005      27,736,385
------------------------------------------------------------ ---------- --------------- -------------
               5.24.40.00 Other reserves                      27          7,084,586      10,040,408
------------------------------------------------------------ ---------- --------------- -------------
               5.24.50.00 Retained earnings (addition                   130,551,970     134,236,790
                          of codes 5.24.51.00 to 5.24.56.00)
------------------------------------------------------------ ---------- --------------- -------------
                           5.24.51.00 Reserve                           122,544,319     115,487,218
                                      future dividends
----------------------------------------------------------- ---------- --------------- -------------
                           5.24.52.00 Accrued profits                     5,441,098      14,428,510
------------------------------------------------------------ ---------- --------------- -------------
                           5.24.53.00 Accrued losses                              0               0
                                      (minus)
------------------------------------------------------------ ---------- --------------- -------------
                           5.24.54.00 Profit (loss) for       27          2,566,553       4,321,062
                                      the year
------------------------------------------------------------ ---------- --------------- -------------
                           5.24.55.00 Prov. dividends         27                  0               0
                                      (minus)
------------------------------------------------------------ ---------- --------------- -------------
                           5.24.56.00 Accr. deficit dev.                          0               0
                                      period
------------------------------------------------------------ ---------- --------------- -------------
5.20.00.00     TOTAL LIABILITIES                                        442,971,102     467,782,760
------------------------------------------------------------ ---------- --------------- -------------

                               INCOME STATEMENT

2.02      INCOME STATEMENT

1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance:   Consolidated


------------------------------------------------------------ ---------- --------------- -------------
INCOME STATEMENT                                             NOTE No.     03-31-04        03-31-03
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.00  OPERATING INCOME                               5,325,255       7,435,106
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.11.10  Gross Margin                             11,221,090      12,818,820
------------------------------------------------------------ ---------- --------------- -------------
                         5.31.11.11  Sales                               33,605,832      35,372,089
------------------------------------------------------------ ---------- --------------- -------------
                         5.31.11.12  Costs (minus)                      (22,384,742)    (22,553,269)
------------------------------------------------------------ ---------- --------------- -------------
                         5.31.11.20  Adm. & sales expenses               (5,895,835)     (5,383,714)
                                     (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.31.12.00  NON-OPERATING RESULTS                         (1,317,130)     (1,051,789)
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.10  Interest income                             567,421         504,339
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.20  Income investments Rel. Co.   14            523,548         549,170
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.30  Other non-operating income    28            419,032         137,520
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.40  Loss investments Rel.                    (2,234,036)     (1,649,803)
                                Co. (-)
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.50  Amortization                               (159,224)       (162,076)
                                neg.goodwill (-)
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.60  Interest expenses (minus)                (1,641,425)     (1,713,063)
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.70  Other non-operat              28           (501,109)       (536,153)
                                expenses (-)
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.80  Price level restatement       29            344,520         156,293
------------------------------------------------------------ ---------- --------------- -------------
                    5.31.12.90  Exchange differences          30          1,364,143       1,661,984
------------------------------------------------------------ ---------- --------------- -------------
               5.31.10.00  RESULTS BEFORE INCOME TAX                      4,008,125       6,383,317
                           AND EXTRAORDINARY ITEMS
------------------------------------------------------------ ---------- --------------- -------------
               5.31.20.00  INCOME TAX                         8            (815,387)     (1,521,340)
------------------------------------------------------------ ---------- --------------- -------------
               5.31.30.00  EXTRAORDINARY ITEMS                                    0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.31.40.00  PROFIT (LOSS) BEFORE                           3,192,738       4,861,977
                           MINORITY INTEREST
------------------------------------------------------------ ---------- --------------- -------------
               5.31.50.00  MINORITY INTEREST                  26           (626,185)       (540,915)
------------------------------------------------------------ ---------- --------------- -------------
5.31.00.00     NET INCOME (LOSS)                                          2,566,553       4,321,062
------------------------------------------------------------ ---------- --------------- -------------
5.32.00.00     Amortization of positive goodwill                                  0               0
------------------------------------------------------------ ---------- --------------- -------------
5.30.00.00     INCOME (LOSS) FOR THE YEAR                                 2,566,553       4,321,062
------------------------------------------------------------ ---------- --------------- -------------

                          DIRECT CASH FLOW STATEMENT

2.03      CASH FLOW STATEMENT
1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance : Consolidated

------------------------------------------------------------ ---------- --------------- -------------
DIRECT CASH FLOW STATEMENT                                   NOTE No.     03-31-04        03-31-03
------------------------------------------------------------ ---------- --------------- -------------
          5.41.11.00  NET FLOW FROM OP. ACT.                             14,861,608      14,616,332
------------------------------------------------------------ ---------- --------------- -------------
               5.41.11.10  Collection from sales debtors                 49,140,874      50,076,077
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.20  Interests received                             2,138,550       1,568,504
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.30  Dividends & other distributions                1,031,758          54,776
                           funds received
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.40  Other income                       33            424,490         388,997
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.50  Payments to suppliers &                      (30,828,771)    (31,004,020)
                           personnel (-)
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.60  Interest paid (minus)                         (2,101,184)     (1,929,562)
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.70  Income tax paid (minus)                         (969,987)     (1,006,355)
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.80  Other expenses (minus)             33           (236,122)       (467,154)
------------------------------------------------------------ ---------- --------------- -------------
               5.31.11.90  V.A.T. & other taxes (minus)                  (3,738,000)     (3,064,931)
------------------------------------------------------------ ---------- --------------- -------------
          5.41.12.00  CASH FLOW FINANCING ACTIVITIES                     (1,579,657)     (2,155,759)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.05  Proceeds from share issue                              0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.10  Loans received                                         0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.15  Obligations with the public                            0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.20  Secured loans from related                        15,537          35,697
                           companies
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.25  Other loans from related                               0              56
                           companies
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.30  Other financing resources                              0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.35  Dividends paid (minus)                          (947,653)     (1,346,555)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.40  Capital distributions (minus)                          0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.45  Repayment of loans (minus)                      (632,004)       (815,837)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.50  Payment of obligations with the                        0               0
                           public (-)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.55  Repayment of secured loans from                  (15,537)        (29,120)
                           rel Co. (-)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.60  Repayment other loans from                             0               0
                           related  Co. (-)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.65  Share issue payment (minus)                            0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.70  Payment of issue publ oblig                            0               0
                           (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.12.75  Other financing payments (minus)   33                  0               0
------------------------------------------------------------ ---------- --------------- -------------
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                (3,783,342)     (4,190,738)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.05  Sale of fixed assets                               8,111         176,101
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.10  Sale of permanent investments                          0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.15  Sale of other investments          33                  0               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.20  Proceeds secured loans to                              0               0
                           related Comp.
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.25  Proceeds other loans to related                   28,448         969,251
                           companies
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.30  Other investment income            33                  0       1,762,160
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.35  Incorporation of fixed assets                 (3,587,573)     (7,064,599)
                           (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.40  Capitalized interests payment                          0               0
                           (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.45  Permanent Investments (minus)                       (240)               0
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.50  Investments in financial                               0        (15,291)
                           instruments (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.55  Other loans to related companies                       0               0
                           (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.60  Other loans to related companies                  (1,737)         (6,680)
                           (minus)
------------------------------------------------------------ ---------- --------------- -------------
               5.41.13.65  Other distrib of funds on invest   33           (230,351)        (11,680)
                           activities (-)
------------------------------------------------------------ ---------- --------------- -------------
     5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                       9,498,609       8,269,835
------------------------------------------------------------ ---------- --------------- -------------
     5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                  771,498       (385,703)
------------------------------------------------------------ ---------- --------------- -------------
5.41.00.00     NET CHANGE IN & CASH EQUIVALENT                           10,270,107       7,884,132
------------------------------------------------------------ ---------- --------------- -------------
5.42.00.00     CASH & CASH EQUI  AT BEGINNING OF PERIOD                  75.292.336      93.762.741
------------------------------------------------------------ ---------- --------------- -------------
5.43.00.00     CASH & CASH EQUIV BALANCE AT END OF PERIOD                85,562,443     101,646,873
------------------------------------------------------------ ---------- --------------- -------------

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance:   Consolidated


------------------------------------------------------------ ---------- --------------- -------------
CASH FLOW - INCOME STATEMENT RECONCILIATION                  NOTE No.     03-31-04        03-31-03
------------------------------------------------------------ ---------- --------------- -------------
5.50.10.00  Profit (Loss) for the year                                    2,566,553       4,321,062
------------------------------------------------------------ ---------- --------------- -------------
5.50.20.00  Profit (Loss) in sale of assets                                  49,459           5,601
------------------------------------------------------------ ---------- --------------- -------------
         5.50.20.10  (Profit) Loss in sale of fixed assets                   49,459           5,601
------------------------------------------------------------ ---------- --------------- -------------
         5.50.20.20  Profit in sale of investments (minus)                        0               0
------------------------------------------------------------ ---------- --------------- -------------
         5.50.20.30  Loss in sale of investments                                  0               0
------------------------------------------------------------ ---------- --------------- -------------
         5.50.20.40  (Profit) Loss in sale of other assets                        0               0
------------------------------------------------------------ ---------- --------------- -------------
5.50.30.00  Non-cash losses (gains)                                       6,343,048       6,013,803
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.05  Depreciation for the year                12          3,804,993       3,450,664
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.10  Amortization of intangibles                            256,812         296,830
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.15  Write-offs and provisions                            2,200,345       1,857,759
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.20  Accrued earnings from investments                     (523,548)       (549,170)
                     in related companies (minus)
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.25  Accrued losses from investments                      2,234,036       1,649,803
                     in related Co.
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.30 Negative goodwill amortization                          159,224         162,076
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.35  Positive goodwill amortization (minus)                       0               0
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.40  Price level restatement                  29           (344,519)       (156,293)
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.45  Net exchange difference                  30         (1,364,142)     (1,661,984)
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.50  Other non-cash credits to results                     (230,595)         (8,431)
                     (minus)
------------------------------------------------------------ ---------- --------------- -------------
         5.50.30.55  Other non-cash debits to results                       150,442         972,549
------------------------------------------------------------ ---------- --------------- -------------
5.50.40.00  Changes in Assets affecting cash flow (incr)                 (4,935,059)     (9,206,916)
            decreases
------------------------------------------------------------ ---------- --------------- -------------
          5.50.40.10  Debtors from sales                                  2,491,768       1,789,271
------------------------------------------------------------ ---------- --------------- -------------
          5.50.40.20  Inventory                                          (7,249,279)     (9,041,682)
------------------------------------------------------------ ---------- --------------- -------------
          5.50.40.30  Other assets                                         (177,548)     (1,954,505)
------------------------------------------------------------ ---------- --------------- -------------
5.50.50.00   Changes in liabilities affecting cash flow                  10,211,422      12,941,854
             increases (decr)
------------------------------------------------------------ ---------- --------------- -------------
          5.50.50.10  Accounts payable related to results                11,239,505      13,270,339
                      for the year
------------------------------------------------------------ ---------- --------------- -------------
          5.50.50.20  Interests payable                                    (570,488)       (336,135)
------------------------------------------------------------ ---------- --------------- -------------
          5.50.50.30  Income tax payable (net)                               99,559         572,809
------------------------------------------------------------ ---------- --------------- -------------
          5.50.50.40  Other accounts payable related to                     535,688          16,844
                      non-oper results
------------------------------------------------------------ ---------- --------------- -------------
          5.50.50.50  VAT and other taxes payable (net)                  (1,092,842)       (582,003)
------------------------------------------------------------ ---------- --------------- -------------
5.50.60.00  Profit (Loss) of minority interest                26            626,185         540,928
------------------------------------------------------------ ---------- --------------- -------------
5.50.00.00  NET OPERATING CASH FLOW                                      14,861,608      14,616,332
------------------------------------------------------------ ---------- --------------- -------------

                  01. Registration in the Securities Register


IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under No. 061 and it is supervised by the Securities and Insurance Commission.

The subsidiary S.A. Vina Santa Rita is registered in the Securities Register under number 390 of the S.V.S. (Securities and Insurance Commission).

                        02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a)   Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2004 and 2003.


b)   Preparation basis of financial statements:

These consolidated financial statements as of March 31, 2004 and 2003 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.


c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2003 fiscal year are presented at its nominal value since the CPI variation for the period is equal to zero (0%).


d)   Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A. consolidated.

The company Ciecsa consolidated includes the balances of its subsidiary Red Televisiva Megavision S.A. in which it has a 99.99% stake of its net worth and Simetral S.A. which it has a 81.5% stake of its net worth.

S.A. Vina Santa Rita consolidated includes the balances of its subsidiaries Vina Carmen S.A., with a 99.9% stake in its net worth, and Vina Centenaria S.A., with 99.9% stake, Vina Dona Paula S.A. with a 100% stake and Sur Andino S.A., with 100% stake in 2004 and 2003.

Constructora Apoger S.A. includes the balances of its subsidiary Inmobiliaria Monte Azul S.A., in which it has a 99% stake.

Intercompany balances, transactions, debits, and refunds were eliminated in the consolidation and has being acknowledged the shareholding of the investments minorities shown in the balance as a minority interest.

The subsidiary companies included in the consolidation are presented on an attached chart.


e)   Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency which occurred in the first quarter of 2004, which was -0.5% (0.5% in 2003).

f)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:


                             2004             2003
                             Ch$               Ch$

U.S. Dollar                  616.41         731.56
Pound Sterling             1,136.24       1,156.25
Swiss Franc                  486.59         540.65
EURO                         758.38         797.34
Unidad de Fomento         16,820.82      16,783.60



g)   Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of March 31, 2004 and 2003.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments carried out by the parent company in Celulosa Arauco bonds are registered at the par value, without adjusting to the market value because there is the intention of keeping them until their long term due date.


h)   Inventory

Inventory of finished products has been valued as of March 31, 2004 and 2003 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Inventory at the closing of each fiscal year represents the value of the films and videos contracted and the proportion of repeats that are pending exhibition. The actual cost of the programs is charged to results as they are shown.

i)   Bad Debts (Non-collectable)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales and documents receivable. The criterion adopted to estimate them is the age of the balances.


j)   Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated until March 31, 2004 and 2003.


k)   Depreciation of Fixed Assets

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the goods.


l)   Assets in Leasing

None.


m)   Sales Transactions with Leaseback

None.


n)   Intangibles

The corrected purchase value of trademarks of the subsidiary Vina Santa Rita, that includes inscription costs is presented as intangibles. The subsidiary CIECSA consolidated includes TV channel 9 frequency, for which the amortization period is 40 years, and the amortization method is that of "Increasing Digits".


o)   Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates and subsidiaries (V.P.P.), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission. Investments abroad have been valued according to the provisions of Technical Bulletin No. 64 of the Accountants Association.


p)   Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional equity value (VPP) that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of March 31, 2004 and 2003 there is no positive goodwill.


q)   Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

r)   Obligations with public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The negative goodwill obtained compared to par value is amortized proportionally to payment or redemption of the capital installments of those bonds and the expenses for the placement of long-term bonds.


s)   Deferred Taxes and Income Tax

The parent company and its subsidiaries has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association and the norms indicated in circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


t)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


u)   Sales

The consolidated companies recognize operating income on an accrued basis according to generally accepted accounting principles in Chile.


v)   Derivative Contracts

The parent company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain Future contracts in foreign currency recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


w)   Computer Software

The parent company and S.A. Vina Santa Rita develop computer software with their own resources and they also acquire computer packages from third parties. Disbursements due to their own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the parent company and in 48 months by the subsidiary S.A. Vina Santa Rita.


x)   Research and development expenses

The companies register any expenses for this item directly to results as they generate.


y)   Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and deposits with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

---------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
---------------------------------------------------------------------------------------------------
NOTE 2 - ACCOUNTING CRITERIA USED - COMPANIES INCLUDED IN THE CONSOLIDATED REPORT
---------------------------------------------------------------------------------------------------
                                                                Percentage of Shareholding
----------------------------------------------------- ---------------------------------------------
   R.U.T.                Company Name                           03.31.2004              03.31.2003
---------------- ------------------------------------ -------- ------------ ---------- ------------
                                                       Direct    Indirect      Total       Total
---------------- ------------------------------------ -------- ------------ ---------- ------------
96.721.580-5     Cristalchile Comunicaciones S.A.     99.9980     0.0000      99.9980     99.9980
---------------- ------------------------------------ -------- ------------ ---------- ------------
96.767.580-6     Constructora Apoger S.A.             80.0000     0.0000      80.0000     80.0000
---------------- ------------------------------------ -------- ------------ ---------- ------------
96.608.270-4     Ciecsa S.A.                          98.4458     0.0000      98.4458     98.2737
---------------- ------------------------------------ -------- ------------ ---------- ------------
86.547.900-K     S.A. Vina Santa Rita                 54.0970     0.0000      54.0970     54.0970
---------------- ------------------------------------ -------- ------------ ---------- ------------
96.972.440-5     Cristalchile Inversiones S.A.        99.9900     0.0100     100.0000    100.0000
---------------- ------------------------------------ -------- ------------ ---------- ------------

                            03. Accounting Changes



As of March 31, 2004 and 2003, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                          04. Marketable Securities



As of March 31, 2004, this item includes the following investments:

a) Investments in bonds and Fixed Fate Instruments are included in the amount of Th Ch$ 49,706,788 which are equivalent to US$ 49,982,182 and 24,917,945 euros; which mainly correspond to state bonds and bonds of financial institutions in USA, Germany and Holland, Collateralized Bonds of Private Companies in USA (with accounts receivable guarantee) and USA Mortgage Bonds with state guarantee.

b)   Th Ch$ 7,941,651 shares in investment funds in U.S dollars.
c)   Th Ch$ 4,133,177 in shares.

At March 31, 2004, this item is composed by the following investments:

a) Investments in bonds, Fixed Fate Instruments are included in the amount of Th Ch$ 55,388,004; which mainly corresponds of Treasury Bills bonds, financial institutions in USA, Germany and Holland, Collateralized Bonds of Private Companies in USA (with receivable accounts guarantee) and USA Mortgage Bonds with state guarantee.

b)   Th Ch$ 9,301,239 shares in investment funds in U.S dollars.
c)   Th Ch$ 3,830,015 in shares.


----------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
----------------------------------------------------------------
NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION
----------------------------------------------------------------
     Type of Security                       Book Value
--------------------------------- ----------------- ------------
                                   03-31-2004        03-31-2003
--------------------------------- ----------------- ------------
Shares                              4,133,777         3,830,015
--------------------------------- ----------------- ------------
Bonds                              49,706,788        55,388,004
--------------------------------- ----------------- ------------
Shares in mutual funds                      0                 0
--------------------------------- ----------------- ------------
Shares in investment funds          7,941,651         9,301,239
--------------------------------- ----------------- ------------
Public tender notes                         0                 0
--------------------------------- ----------------- ------------
Mortgage bonds                              0                 0
--------------------------------- ----------------- ------------
Total Marketable Securities        61,782,216        68,519,258
--------------------------------- ----------------- ------------

---------------------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.


NOTE 4 - MARKETABLE SECURITIES - SHARES

------------------- -------------------------------------- ----------- -------------- -------- ---------- -----------
                                                                                         Unit    Market
       R.U.T.                         Company Name          Number of   Participation   Market Investment  Corrected
                                                             Shares      Percentage     Value     Value      Cost
------------------- -------------------------------------- ----------- -------------- -------- ---------- -----------
96.512.200-1         Bodegas y Vinedos Santa Emiliana S.A.  63,642,856      9.9980        90    5,727,857  4,133,777
------------------- -------------------------------------- ----------- -------------- -------- ---------- -----------

----------------------------------------------------------                                     ---------- -----------
Value Investment Portfolio                                                                      5,727,857  4,133,777
----------------------------------------------------------                                     ---------- -----------
Adjustment Provision                                                                                               0
----------------------------------------------------------                                                -----------
Book value, Investment Portfolio                                                                           4,133,777
----------------------------------------------------------                                                -----------

----------------------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.


NOTE 4 - MARKETABLE SECURITIES - FIXED RATE
         INSTRUMENTS
--------------------------------------------------------------------- ------------------------- ------------ ---------
                   Type of Security                            Par            Book Value            Market    Reserve
                                                              Value                                 Value
                                                                      -------------------------
                                                                         Amount     Rate % (3)
--------------------------------------------------------- ----------- ----------- -------------- ----------- ---------
Financial Institutions bonds (USA, Germany and Holland)    21,676,997  21,676,997          0.56   21,676,997         0
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------
US treasury bonds                                          16,721,713  16,721,713          1.44   16,721,713         0
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------
Mortgage bonds USA (with state guarantee)                   6,115,179   6,115,179          1.44    6,115,179         0
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------
Call Deposit                                                5,218,451   5,218,451          0.56    5,218,451         0
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------
BBH U.S. Money Market Portfolio                             7,916,099   7,916,099          0.00    7,916,099         0
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------
TOTAL                                                                                         -                      -
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------
                                                           57,648,439  57,648,439                 57,648,439
--------------------------------------------------------- ----------- ----------- ------------- ------------ ---------

Note:

(1) The investments has been made in U.S. Dollar (67.2%) and EUROS (32.8%) these are in custody abroad.
(2)  These investments can be recovered with 48 hrs. previous notice.
(3)  Period from 01-01-2004 to 03-31-2004.

                     05. Short-Term and Long-Term Debtors

Balances for ST and LT debtors are presented in the annexed chart.

As of March 31, 2004 and 2003, there are balances for short-term debtors in the amount of Th $36,323,610 (Th $ 38,204,763 in 2003).

The bad debt reserve of Th $ 439,117 in 2004 (Th $ 649,839 in 2003) is shown deducting the balances of Debtors from Sales and Documents receivable.

The balances of Short-term Debtors are shown net of Customer Advance Payments.

Also, there is a balance of Th $ 206,230 in Long Term Debtors in 2004 (Th $ 184,616 in 2003).

-----------------------------------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
-----------------------------------------------------------------------------------------------------------------------------------
NOTE 5 -SHORT AND LONG TERM DEBTORS
-----------------------------------------------------------------------------------------------------------------------------------
         Item                                               Current Assets                                          Long Term
                                                            Over 90 days
                        ------------------------------------------------------------------------------------- ----------------------
                              Up to 90 days           up to 1 year       Subtotal     Total Current (net)
                        ----------------------- ----------------------- ----------- ------------------------- ----------------------
                         03-31-2004  03-31-2003  03-31-2004  03-31-2003              03-31-2004   03-31-2003  03-31-2004 03-31-2003
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
Debts from Sales         30,264,538  31,875,185   2,303,822   1,644,088  32,568,360  32,129,243    33,071,445          0          0
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
Estimate of bad debtors           -           -           -           -     439,117           -             -          -          -
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
Documents receivable      2,572,500   3,958,138     123,504      73,013   2,696,004   2,452,089     3,829,140          0          0
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
Estimate of bad debtors           -           -           -           -     243,915           -             -          -          -
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
Misc. Debtors             1,709,985   1,255,253      32,293      48,925   1,742,278   1,742,278     1,304,178    206,230    184,616
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
Estimate of bad debtors           -           -           -           -           -           -             -          -          -
----------------------- ----------- ----------- ----------- ----------- ----------- ----------- ------------- ---------- -----------
                                                                                     Total Long Term Debtors     206,230    184,616
----------------------- ----------- ----------- ----------- ----------- ----------- ------------------------- ---------- -----------

             06. Balances and Transactions with related entities



Balances receivable in the Short-Term as of March 31, 2004 that total Th Ch$ 446,450 (Th Ch$ 341,341 in 2003) correspond mainly to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$ 105,098 (Th Ch$ 161,146 in
2003) including interests, with maturity on 06-30-2004 at an annual interest rate of 1% and advertising sold by Red Televisiva Megavision S.A. to Metropolis Intercom for Th Ch$ 76,874 (Th Ch$ 88,565 in 2003). The balance corresponds to invoicing receivable for Th Ch$ 369,576 (Th Ch$ 91,630 in 2003).

Balances payable in the short term totaling Th Ch$ 265,586 at March 31, 2004 (Th Ch$ 210,952 in 2003) and mainly corresponds to commercial transactions under 90 days.

In 2004 there is a long-term receivable corresponding to invoices totaling Ch Th$ 4,257 (Ch Th$ 1,504 in 2003).

----------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
----------------------------------------------------------------------------------------------------
NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
----------------------------------------------------------------------------------------------------
         DOCUMENTS AND ACCOUNTS RECEIVABLE
--------------- ------------------------------------ ----------------------- -----------------------
     R.U.T.                   Company                       Short Term              Long Term
--------------- ------------------------------------ ----------------------- -----------------------
                                                      03-31-2004  03-31-2003  03-31-2004  03-31-2003
--------------- ------------------------------------ ----------- ----------- ----------- -----------
89.150.900-6    Vina Los Vascos S.A.                     169,953      78,594           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
0-E             Rayen Cura SAIC                           69,860           0           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
83.032.100-4    Serv. Y Consultorias Hendaya S.A.            249         253           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
90.684.000-6    Editorial Zig-Zag S.A.                   105,098     161,146           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
86.881.400-4    Envases CMF S.A.                          16,047       5,085           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
90.320.000-6    Cia. Electro Metalurgica S.A.                130         108           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
96.539.380-3    Ediciones Financieras S.A.                 6,654       2,751           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
79.753.810-8    Claro y Cia.                                 129         125           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
96.787.775-1    Metropolis Intercom S.A.                  76,874      78,646           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
90.160.000-7    Sudamericana de Vapores S.A.               1,456         591           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
96793770-3      Ediciones Chiloe S.A.                          0           0       4,257       1,504
--------------- ------------------------------------ ----------- ----------- ----------- -----------
86963200-7      Forus S.A.                                     0      14,042           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
                Total                                    446,450     341,341       4,257       1,504
--------------- ------------------------------------ ----------- ----------- ----------- -----------

----------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
----------------------------------------------------------------------------------------------------
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
----------------------------------------------------------------------------------------------------
DOCUMENTS AND ACCOUNTS PAYABLE
--------------- ------------------------------------ ----------------------- -----------------------
     R.U.T.                   Company                       Short Term              Long Term
--------------- ------------------------------------ ----------------------- -----------------------
                                                       03-31-04   03-31-2003  03-31-04   03-31-2003
--------------- ------------------------------------ ----------- ----------- ----------- -----------
90.320.000-6    Cia. Electro Metalurgica S.A.              3,185      11,599           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
83.032.100-4    Serv. Y Consultorias Hendaya S.A.         26,386           0           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
89.150.900-6    Vina Los Vascos S.A.                      13,204       1,109           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
79.753.810-8    Claro y Cia.                               6,349      27,639           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
96.539.380-3    Ediciones Financieras S.A.                 5,399      11,281           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
86.881.400-4    Envases CMF S.A.                         175,752     134,718           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
90.160.000-7    Cia. Sudamericana de Vapores S.A.         21,926      12,500           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
77.658.870-9    Marketing Meter Ltda.                      9,358         391           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
0-E             Rayen Cura S.A.I.C.                        1,165      11,715           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
92.048.000-4    Sudamericana Agencias Maritimas S.A.       2,862           0           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------
                Total                                    265,586     210,952           0           0
--------------- ------------------------------------ ----------- ----------- ----------- -----------

CRISTALERIAS DE CHILE S.A. NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
-------------------------------------------------------------------------------------------
TRANSACTIONS
--------------------------- -------------- -------------------- ---------------------------
          Company             R.U.T.          Relationship      Description of Transaction
--------------------------- -------------- -------------------- ---------------------------
Serv. Y Consultorias        83.032.100-4   Majority shareholder Services received
Hendaya S.A.
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Dividends paid
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Services supplied
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Products sold
--------------------------- -------------- -------------------- ---------------------------
Claro y Cia.                 79.753.810-8  With the Chairman    Advice received
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Products sold
--------------------------- -------------- -------------------- ---------------------------
Quemchi S.A.                 96.640.360-8  Same Parent          Services rendered
--------------------------- -------------- -------------------- ---------------------------
Rayen Cura S.A.I.C.          0-E           Indirect affiliate   Direct sales
--------------------------- -------------- -------------------- ---------------------------
Navarino S.A.                96.566.900-0  Same Parent          Services supplied
--------------------------- -------------- -------------------- ---------------------------
Ediciones Financieras  S.A.  96.793.77-3   Indirect affiliate   Products sold
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Services purchased
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Services received
--------------------------- -------------- -------------------- ---------------------------
Soc Agric. Cullipeumo Ltda.  77489-K       Indirect             Raw Material Purchased
--------------------------- -------------- -------------------- ---------------------------
Metropolis Intercom S.A.     96.787.750-6  Indirect affiliate   Product sold
--------------------------- -------------- -------------------- ---------------------------
                                                                Advertising hired
--------------------------- -------------- -------------------- ---------------------------
Envases CMF  S.A.            86.881.400-4  Indirect affiliate   Materials purchased
--------------------------- -------------- -------------------- ---------------------------
                                            -                   Products sold
--------------------------- -------------- -------------------- ---------------------------
                                            -                   Other sales
--------------------------- -------------- -------------------- ---------------------------
Forus S.A.                    86.963.200-7 Affiliate            Advertising hired
--------------------------- -------------- -------------------- ---------------------------
Inversiones Bayona S.A.       86.755.600-1 Majority shareholder Dividends paid
--------------------------- -------------- -------------------- ---------------------------
Vina Los Vascos S.A.          89.150.900-6 Indirect affiliate   Direct sales
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Materials purchased
--------------------------- -------------- -------------------- ---------------------------
Cia. Sud-Americana            90.160.000-7 Same Parent          Freight services received
de Vapores S.A.
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Other sales
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Product sold
--------------------------- -------------- -------------------- ---------------------------
Cia. Electro                  90.320.000-6 Majority shareholder Dividends paid
Metalurgica S.A.
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Materials purchased
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Other sales
--------------------------- -------------- -------------------- ---------------------------
Sudamericana Agencias         92.048.000-4 Indirect affiliate   Freight services received
Maritimas S.A.
--------------------------- -------------- -------------------- ---------------------------
                                           -                    Containers rentered
--------------------------- -------------- -------------------- ---------------------------
Empresa Editora Zig-Zag       90.684.000-6 Indirect affiliate   Services purchased
--------------------------- -------------- -------------------- ---------------------------

--------------------------- ---------------------------------------------------------------
TRANSACTIONS                          03-31-2004                     03-31-2003
--------------------------- ---------------------------------------------------------------
          Company             Amount     Effect on Result     Amount     Effect on Result
--------------------------- ---------- -------------------- ---------- --------------------
Serv. Y Consultorias           346,258       -346,258        320,898        -320,898
        Hendaya S.A.
--------------------------- ---------- -------------------- ---------- ----------------------
                                85,190              0        119,267               0
--------------------------- ---------- -------------------- ---------- ----------------------
                                 4,615          4,615          5,034           5,034
--------------------------- ---------- -------------------- ---------- ----------------------
                                    67             21              0               0
--------------------------- ---------- -------------------- ---------- ----------------------
Claro y Cia.                    20,560        -20,560         15,474         -15,474
--------------------------- ---------- -------------------- ---------- ----------------------
                                    96             30            108              36
--------------------------- ---------- -------------------- ---------- ----------------------
Quemchi S.A.                     2,545          2,545          3,135           3,135
--------------------------- ---------- -------------------- ---------- ----------------------
Rayen Cura S.A.I.C.             32,033          9,241         37,895               0
--------------------------- ---------- -------------------- ---------- ----------------------
Navarino S.A.                    2,531          2,531          2,506           2,506
--------------------------- ---------- -------------------- ---------- ----------------------
Ediciones Financieras  S.A.          0              0          2,379             788
--------------------------- ---------- -------------------- ---------- ----------------------
                                    68            -68             64             -64
--------------------------- ---------- -------------------- ---------- ----------------------
                                 4,657         -4,657         10,297         -10,297
--------------------------- ---------- -------------------- ---------- ----------------------
Soc Agric. Cullipeumo Ltda.      9,728              0              0               0
--------------------------- ---------- -------------------- ---------- ----------------------
Metropolis Intercom S.A.             0              0          3,518           1,166
--------------------------- ---------- -------------------- ---------- ----------------------
                                79,834        -79,924         67,950          58,722
--------------------------- ---------- -------------------- ---------- ----------------------
Envases CMF  S.A.              169,248              0        115,018               0
--------------------------- ---------- -------------------- ---------- ----------------------
                                     0              0             92              30
--------------------------- ---------- -------------------- ---------- ----------------------
                                 1,313              0            146               0
--------------------------- ---------- -------------------- ---------- ----------------------
Forus S.A.                       7,632          3,816         11,900          11,900
--------------------------- ---------- -------------------- ---------- ----------------------
Inversiones Bayona S.A.         88,688              0        124,163               0
--------------------------- ---------- -------------------- ---------- ----------------------
Vina Los Vascos S.A.           204,434         48,994        141,924          40,130
--------------------------- ---------- -------------------- ---------- ----------------------
                                18,179              0          7,531               0
--------------------------- ---------- -------------------- ---------- ----------------------
Cia. Sud-Americana              13,458        -10,684        125,723         -12,223
de Vapores S.A.
--------------------------- ---------- -------------------- ---------- ----------------------
                                     0              0            659               0
--------------------------- ------------------------------- ---------- ----------------------
                                 5,879          5,523            903             299
--------------------------- ------------------------------- ---------- ----------------------
Cia. Electro                   326,700              0        457,380               0
Metalurgica S.A.
--------------------------- ------------------------------- ---------- ----------------------
                                 2,676              0          1,800               0
--------------------------- ------------------------------- ---------- ----------------------
                                   812            226             92               0
--------------------------- ------------------------------- ---------- ----------------------
Sudamericana Agencias           33,429        -33,429              0               0
Maritimas S.A.
--------------------------- ------------------------------- ---------- ----------------------
                                 1,582              0              0               0
--------------------------- ------------------------------- ---------- ----------------------
Empresa Editora Zig-Zag            107           -107              0               0
--------------------------- ------------------------------- ---------- ----------------------

                                07. Inventory



An itemized list of inventory, valued according to note 2 h), is presented on an attached chart.

-------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
NOTE 7 - INVENTORY (Consolidated)

                                                  -------------- --------------
                                                       2004           2003
                                                      Th Ch$         Th Ch$
------------------------------------------------- -------------- --------------
Finished Products
* Cristalerias de Chile S.A.                         3,578,344     2,350,612
* S.A. Vina Santa Rita                               9,081,250     7,854,776
Subtotal Finished Products                          12,659,594    10,205,388

------------------------------------------------- -------------- --------------
Raw Materials and Fuel
* Cristalerias de Chile S.A.                         1,018,554     1,611,679
* S.A. Vina Santa Rita                              21,079,905    21,876,798
Subtotal Raw Materials and Fuel                     22,098,459    23,488,477

------------------------------------------------- -------------- --------------
Supply Materials and Parts
* Cristalerias de Chile S.A.                           952,789     1,049,208
* S.A. Vina Santa Rita                               1,037,395     1,881,918
Subtotal Supply Materials and Parts                  1,990,184     2,931,126

Materials in Transit                                   448,866       627,189
--------------------

------------------------------------------------- -------------- --------------

Red Televisiva Megavision S.A.  (CIECSA S.A.)
---------------------------------------------


------------------------------------------------- -------------- --------------
* Foreign, taped, for broadcast                      1,232,555     3,230,256
* Domestic programming, to be broadcast                558,230       636,964
------------------------------------------------- -------------- --------------
Subtotal Red Televisiva Megavision S.A.              1,790,785     3,867,220
------------------------------------------------- -------------- --------------
Total                                               38.987.888    41.119.400
------------------------------------------------- -------------- --------------

                     08. Deferred taxes and income taxes


A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1 year for Short-Term Assets, 4 years for Long-Term Assets, and 14 years for Long-term Liabilities.


B)   INCOME TAX

The parent company and its subsidiary S.A. Vina Santa Rita, made tax provisions of 17% of taxable income in 2004 (16.5% in 2003) subject to the First Category and 35% for the Single Income Tax under Art. 21, for the 2004 and 2003 fiscal years.

The other consolidated subsidiaries maintain negative taxable incomes and therefore have not provisioned for this concept.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                                      2004           2003
                                                     Th Ch$         Th Ch$

Fiscal year income tax reserve                    (1,002,751)    (1,115,303)
Single tax reserve                                    (3,023)        (2,646)
                                                  ----------     ----------

SUB TOTAL                                         (1,005,774)    (1,117,949)


Credits:
Monthly reserve payments                           1,029,319        967,800
Training expenditures                                  2,255         13,191
Fixed Assets credit                                    1,397         13,167
Donations                                              1,113         45,940
                                                  ----------     ----------
CREDIT SUB TOTAL                                   1,061,217      1,040,098


Income Tax                                            55,443        (77,851)


Income Tax to be Recovered                                 0              0

Other Taxes to be recovered:
VAT Fiscal Credit                                    729,854        593,618
Income tax credit, previous year                   3,693,603        613,563

TOTAL TAXES TO BE                                 ----------     ----------
RECOVERED                                          4,451,767      1,129,330

C)   TAXABLE PROFIT FUND


The parent company registered the following balance of profits to be distributed:


                                                  2004 Th Ch$    2003 Th Ch$
Generated as of 12.31.1983:
Profits adjustment                                 1,909,034      1,909,034
Generated since 01.01.1984:
Without Credit                                     1,927,678      1,072,115
With 10% First Category Credit                        22,604         22,694
With 15% First category Credit                    85,494,024     92,502,240
With 15% Additional rate Credit                          722            722
With 16% First Category Credit                    14,420,569     16,906,651
With 16.5% First Category Credit                   7,535,097              0
With 17% First Category Credit                     4,612,724              0
                                                 -----------     ----------
SUB-TOTAL TAX PROFITS                            114,013,418    116,454,445
Non-income revenues                                6,798,030      6,825,087
                                                 -----------     ----------
TOTAL RETAINED EARNINGS                          120,811,448    128,279,532

-------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
-------------------------------------------------------------------------------------------------
NOTE 8 - DEFERRED TAXES AND INCOME TAX
----------------------------------------- -------------------------------------------------------
DEFERRED TAXES                                                   03-31-2004
----------------------------------------- -------------------------------------------------------
                    Item                       Asset Deferred Tax        Liability Deferred Tax
----------------------------------------- -------------------------------------------------------
                                            Short term    Long Term    Short Term    Long Term
----------------------------------------- ------------- ------------- ------------- -------------
         Temporary Differences
----------------------------------------- ------------- ------------- ------------- -------------
Reserve non-collectable accounts                116,115             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Prepaid Income                                  465,510             0             0             0
----------------------------------------- ------------- ------------ ------------- --------------
Vacation provision                              128,915             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Intangible Amortization                               0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Leased assets                                         0             0             0             0
----------------------------------------- ------------- ------------- ------------ --------------
Manufacturing expenses                                0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Depreciations fixed assets                            0             0             0     8,514,349
----------------------------------------- ------------- ------------- ------------- -------------
Severance payments                                1,510       143,689             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Other events                                          0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Packaging reserve                               174,115             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Furnace repair provision                              0       646,311             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Stock obsolescence provision                     35,900             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Spare parts obsolescence provision              100,106             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Lower value sale of bonds                        91,812             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Non realized profits                            145,232         7,993             0
----------------------------------------- ------------- ------------- ------------- -------------
Other provisions                                      0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Direct labor                                     11,337             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Depreciation accumulated automobile                   0        18,596             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Tax losses                                            0     4,598,484             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Lower bonds placement                                 0             0        53,428       749,877
----------------------------------------- ------------- ------------- ------------- -------------
Prepaid expenses                                      0             0        51,054             0
----------------------------------------- ------------- ------------- ------------- -------------
Banking reserve                                       0             0             0        34,869
----------------------------------------- ------------- ------------- ------------- -------------
Fixed assets, molds                                   0             0             0       248,990
----------------------------------------- ------------- ------------- ------------- -------------
Commercial brands                                 1,264             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Amortization commercial brands                        0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Expenses assetted                                     0             0       215,807             0
----------------------------------------- ------------- ------------- ------------- -------------
Deferred customs duties                         116,369        20,334             0        75,915
----------------------------------------- ------------- ------------- ------------- -------------
Valuation provision Machinery repair              6,967             0             0             0
provision
----------------------------------------- ------------- ------------- ------------- -------------
Other expenses provision                         95,001             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
                   Others
----------------------------------------- ------------- ------------- ------------- -------------
Supplementary accounts-net of amort.              5,005     3,353,293             0     3,606,040
----------------------------------------- ------------- ------------- ------------- -------------
Valuation provision                                   0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Total                                         1,485,148     2,082,114       320,289     6,017,960
----------------------------------------- ------------- ------------- ------------- -------------



----------------------------------------- -------------------------------------------------------
DEFERRED TAXES                                                   03-31-2003
----------------------------------------- -------------------------------------------------------
                    Item                       Asset Deferred Tax        Liability Deferred Tax
----------------------------------------- -------------------------------------------------------
                                            Short term    Long Term    Short Term    Long Term
----------------------------------------- ------------- ------------- ------------- -------------
         Temporary Differences
----------------------------------------- ------------- ------------- ------------- -------------
Reserve non-collectable accounts                109,758             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Prepaid Income                                  430,798             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Vacation provision                              116,444             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Intangible Amortization                               0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Leased assets                                         0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Manufacturing expenses                                0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Depreciations fixed assets                            0        14,781             0     8,206,606
----------------------------------------- ------------- ------------- ------------- -------------
Severance payments                                2,131       148,063             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Other events                                          0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Packaging reserve                               172,496             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Furnace repair provision                        193,105       354,571             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Stock obsolescence provision                     35,356             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Spare parts obsolescence provision               97,193             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Lower value sale of bonds                             0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Non realized profits                            124,257        61,912             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Other provisions                                 63,435             0        14,644             0
----------------------------------------- ------------- ------------- ------------- -------------
Direct labor                                     21,502             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Depreciation accumulated automobile                   0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Tax losses                                            0     4,639,753             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Lower bonds placement                            67,740             0        53,357       810,398
----------------------------------------- ------------- ------------- ------------- -------------
Prepaid expenses                                      0             0        25,705             0
----------------------------------------- ------------- ------------- ------------- -------------
Banking reserve                                       0             0                           0
----------------------------------------- ------------- ------------- ------------- -------------
Fixed assets, molds                                   0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Commercial brands                                33,175             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Amortization commercial brands                                      0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Expenses assetted                                                   0       240,003             0
----------------------------------------- ------------- ------------- ------------- -------------
Deferred customs duties                           2,305           592             0        83,578
----------------------------------------- ------------- ------------- ------------- -------------
Valuation provision Machinery repair                  0             0             0             0
provision
----------------------------------------- ------------- ------------- ------------- -------------
Other expenses provision                              0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
                   Others
----------------------------------------- ------------- ------------- ------------- -------------
Supplementary accounts-net of amort.            198,083     3,950,255             0     3,821,025
----------------------------------------- ------------- ------------- ------------- -------------
Valuation provision                                   0             0             0             0
----------------------------------------- ------------- ------------- ------------- -------------
Total                                         1,271,582     1,269,417       333,709    5,603,178
----------------------------------------- ------------- ------------- ------------- -------------

--------------------------------------------------------------------------------------- -------------------------------
CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

                                                                                        --------------- ---------------
               INCOME TAX                                                                  03/31/2004      03/31/2003
                                                                                        --------------- ---------------
                                                                                             Th Ch$          Th Ch$
--------------------------------------------------------------------------------------- --------------- ---------------
Current tax expense (tax provision)                                                          -1,005,774     -1,117,949
Adjustment tax expense (previous year)                                                                0              0
Effects from assets or liabilities, deferred year's tax                                         367,076       -281,339
Tax benefit from tax losses                                                                           0              0
Effect of amortiz. of supplementary accounts for deferred assets and liabilities               -176,689       -127,387
Effect on assets or liabilities from deferred tax from changes in assessment provision                0              0
Other charges or credits to the account                                                               0          5,225
--------------------------------------------------------------------------------------- --------------- ---------------
Total                                                                                          -815,387     -1,521,340
--------------------------------------------------------------------------------------- --------------- ---------------

       09. Short and Long-term Leasing Contracts and Assets for Leasing



As of March 31, 2004 balances for this concept are not included.

                           10. Other current assets



As of March 31, 2004, investments under this item are included in

     A) Financial instruments with resale agreements for Th Ch$ 18,045,225 valued according to note 2 q),

     B)   Deferred expenses for bonds placement for Th Ch$ 360,720,

     C)   Th Ch$ 15,014 for cash reserve

As of March 31, 2003, there were investments in:

     a) Financial instruments with resale agreements for Th Ch$ 16,447,554 valued according to note 2 q),

     b)   Deferred expenses for bonds placement for Th Ch$ 362,238,

     c)   Th Ch$ 28,452 for cash reserve and

     d) Balance in favor for Th Ch$ 86,144 for Future Contracts in foreign currency.

      11. Information on operations involving purchase agreements, sales agreements, sale with repurchase agreement, and purchase with resale agreement of titles or movable securities



Information about these transactions is presented in attached charts.

---------------------------------------------------------------------------------------------------------------------------
NOTE 11 -  INFORMATION ON PURCHASE COMMITMENT, SALE COMMITMENT,
SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS
OPERATIONS OF TITLES AND REAL ESTATE SECURITIES
PURCHASE (CV) AND SALE (CV) COMMITMENT OPERATIONS

---------------------------------------------------------------------------------------------------------------------------
           Dates
---------------------------------------------------------------------------------------------------------------------------
Code                               Counterpart      Original    Price      Rate    Final     Instrument     Market Value
------------------------------------------------------------- ---------- ------- --------- ------------- ------------------
         Start        End                           Currency     Set               Value
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.06.2004  B.C.I.  C.B.            Pesos    1,825,000   0.16  1,825,584    BCPO-PDBC     1,825,000
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.22.2004  04.02.2004  Banco de Chile          Pesos      600,000   0.16    600,352       PRD          600,288
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.08.2004  Banco de Chile          Pesos      950,000   0.18    950,456       PRD          950,000
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.22.2004  04.02.2004  Banco de Chile          Pesos       80,000   0.16     80,047       PRD           80,038
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.08.2004  Banco de Chile          Pesos      450,000   0.18    450,216       PRD          450,000
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.08.2004  Banco de Chile          Pesos       80,000   0.18     80,038       PRD           80,000
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.08.2004  Banco de Chile          Pesos       45,000   0.18     45,022       PRD           45,000
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.02.2004  Banchile                Pesos    1,460,000   0.18  1,460,350       PRC        1,460,175
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   02.05.2004  04.05.2004  Banco Santander         Pesos      280,000   0.18    281,008       PRBC         280,941
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   02.18.2004  04.26.2004  Banco Santander         Pesos      280,000   0.18    281,142       PRBC         280,722
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   02.25.2004  04.05.2004  Banco Santander         Pesos      250,000   0.17    250,567       PRBC         250,510
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   02.25.2004  04.23.2004  Banco Santander         Pesos      250,000   0.18    250,870       PRBC         250,540
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   02.27.2004  07.19.2004  Banco Santander         Pesos      200,000   0.18    201,716       PRBC         200,408
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.08.2004  05.05.2004  Banco Santander         Pesos      280,000   0.17    280,920       PRBC         280,381
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.08.2004  05.25.2004  Banco Santander         Pesos      200,000   0.17    200,884       PRBC         200,272
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.19.2004  04.20.2004  Banco Santander         Pesos      250,000   0.16    250,427       PRBC         250,173
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.31.2004  04.07.2004  Banco Santander        Dollars   2,781,443   1.65  2,725,913     PRD-PDBC     2,781,443
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.26.2004  04.01.2004  Santander Investment    Pesos    3,500,000   0.11  3,500,770     PDBC-PRD     3,500,642
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.30.2004  04.05.2004  Santander Investment    Pesos    2,120,000   0.15  2,120,636     PRC-BCD      2,120,106
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.18.2004  04.08.2004  Santander Agente de     Pesos      800,000   0.18    801,008       PRD          800,624
                              Valores
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.05.2004  04.02.2004  BankBoston N.A.         Pesos      366,945   0.14    367,424       PRD          367,390
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.28.2004  04.07.2004  Banco Bilbao Vizcaya   Dollars     604,514   1.40    598,697       PRD          597,918
                              Argentaria
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.31.2004  04.07.2004  Banco BBVA             Dollars     137,106   1.40    135,647       PRD          135,610
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------
CRV   03.31.2004  04.07.2004  Banco BBVA             Dollars     259,879   1.40    257,113       PRD          257,044
----- ---------- ----------- --------------------- ---------- ---------- ------- --------- ------------- ------------------

                               12. Fixed Assets


Fixed Assets:

CRISTALERIAS DE CHILE S.A.
The Fixed Assets are revalued according to note 2 j) and the main goods under this item as of March 31, 2004 and 2003 are the ones detailed in the annexed chart.

The items that make up the Company's fixed assets as of March 31, 2004 and 2003 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado and other minor.

S.A.Vina Santa Rita

The increase in lands corresponds to the operation of exchange conducted between Vina Santa Rita S.A. and Empresa ded Transporte y Excavaciones Ltda. (TRANSEX LTDA.)

TRANSEX LTDA. granted Vina Santa Rita two pieces of land that totalize 27,242.67 m2, and Vina Santa Rita S.A. granted TRANSEX LTDA. a piece of land of 30,983.35 m2, both located in Buin. Both parts agreed the price of exchange for the sum of Ch$ 269,000.

Technical Reappraisal and Adjustment of Accounting Values

The parent company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations

The charge against results for this item is Th Ch$ 3,611,972 in 2004 and Th Ch$ 3,450,711 in 2003.

The detail is shown on an attached chart.

---------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
---------------------------------------------------------------------------------------
NOTE 12 - FIXED ASSETS
---------------------------------------------------------  -------------  -------------
                                                                2004           2003
                                                                Th Ch$        Th Ch$
---------------------------------------------------------  -------------  -------------

Land
---------------------------------------------------------  -------------  -------------

Land and Mining Properties                                    13,267,675     12,995,463
---------------------------------------------------------  -------------  -------------
Subtotal Lands                                                13,267,675     12,995,463
---------------------------------------------------------  -------------  -------------
Buildings and Infrastructure Projects
---------------------------------------------------------  -------------  -------------
Hi rises and industrial buildings                             30,351,913     29,971,138
---------------------------------------------------------  -------------  -------------
Installations                                                 31,459,955     30,648,388
---------------------------------------------------------  -------------  -------------
Residences                                                        26,081         26,083
---------------------------------------------------------  -------------  -------------
Subtotal                                                      61,837,949     60,645,609
---------------------------------------------------------  -------------  -------------
Depreciations
---------------------------------------------------------  -------------  -------------
Accumulated                                                  (21,703,441)   (18,736,333)
---------------------------------------------------------  -------------  -------------
Fiscal year                                                     (751,977)      (742,349)
---------------------------------------------------------  -------------  -------------
Subtotal Depreciations                                       (22,455,418)   (19,478,682)
---------------------------------------------------------  -------------  -------------
Subtotal Constructions and Projects                           39,382,531     41,166,927
---------------------------------------------------------  -------------  -------------
Machinery and Equipment
---------------------------------------------------------  -------------  -------------
Machinery                                                     94,429,339     83,977,342
---------------------------------------------------------  -------------  -------------
Furnaces                                                      46,032,554     35,912,456
---------------------------------------------------------  -------------  -------------
Furniture and Furnishings                                      2,632,148      2,454,254
---------------------------------------------------------  -------------  -------------
Tools                                                            685,673        624,165
---------------------------------------------------------  -------------  -------------
Rolling Stock                                                    904,504        825,224
---------------------------------------------------------  -------------  -------------
Subtotal                                                     144,684,218    123,793,441
---------------------------------------------------------  -------------  -------------
Depreciations
---------------------------------------------------------  -------------  -------------
Accumulated                                                  (73,429,332)   (62,792,548)
---------------------------------------------------------  -------------  -------------
Fiscal year                                                   (3,001,256)    (2,656,474)
---------------------------------------------------------  -------------  -------------
Subtotal Depreciations                                       (76,430,588)   (65,449,022)
---------------------------------------------------------  -------------  -------------
Subtotal Machinery and Equipment                              68,253,630     58,344,419
---------------------------------------------------------  -------------  -------------
Other Fixed Assets
---------------------------------------------------------  -------------  -------------
Spare parts                                                    5,608,473      5,394,574
---------------------------------------------------------  -------------  -------------
Imports in transit                                               155,403        785,913
---------------------------------------------------------  -------------  -------------
Work in progress                                               3,387,817      8,205,218
---------------------------------------------------------  -------------  -------------
Lots in Pirque and Leyda                                         447,233        472,652
---------------------------------------------------------  -------------  -------------
Deferred Customs Duties                                          162,282        383,750
---------------------------------------------------------  -------------  -------------
Packages and Bundling                                            302,092        234,545
---------------------------------------------------------  -------------  -------------
Other                                                          2,104,856      1,978,851
---------------------------------------------------------  -------------  -------------
Subtotal Other Fixed Assets                                   12,168,156     17,455,503
---------------------------------------------------------  -------------  -------------
Subtotal Fixed Assets                                        231,957,998    214,890,016
---------------------------------------------------------  -------------  -------------
Subtotal Accumulated Depreciation                            (95,132,773)   (81,528,881)
---------------------------------------------------------  -------------  -------------
Subtotal Depreciation of the Period                           (3,753,233)    (3,398,823)
---------------------------------------------------------  -------------  -------------
Net Total                                                    133,071,992    129,962,312
---------------------------------------------------------  -------------  -------------

---------------------------------------------------------  -------------  -------------
TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES
---------------------------------------------------------  -------------  -------------
                                                                2004          2003
                                                               Th Ch$        Th Ch$
---------------------------------------------------------  -------------  -------------
Land
---------------------------------------------------------  -------------  -------------
Land                                                             311,360        311,374
---------------------------------------------------------  -------------  -------------
Subtotal net land and mining properties                          311,360        311,374
---------------------------------------------------------  -------------  -------------
Buildings and Infrastructure Projects
---------------------------------------------------------  -------------  -------------
High rises and industrial buildings                            6,221,315      6,221,626
---------------------------------------------------------  -------------  -------------
Installations                                                     41,118         41,120
---------------------------------------------------------  -------------  -------------
Subtotal Buildings                                             6,262,433      2,262,746
---------------------------------------------------------  -------------  -------------
Depreciation:
---------------------------------------------------------  -------------  -------------
Accumulated                                                   (5,035,336)    (4,828,036)
---------------------------------------------------------  -------------  -------------
Fiscal year                                                      (51,885)       (51,889)
---------------------------------------------------------  -------------  -------------
Subtotal depreciation                                         (5,087,221)    (4,879,925)
---------------------------------------------------------  -------------  -------------
Subtotal Net Buildings                                         1,175,212      1,382,821
---------------------------------------------------------  -------------  -------------
Machinery and Equipment
---------------------------------------------------------  -------------  -------------
Furnaces                                                               0        526,694
---------------------------------------------------------  -------------  -------------
Machinery                                                              0        574,817
---------------------------------------------------------  -------------  -------------
Subtotal Machinery and Equipment                                       0      1,101,511
---------------------------------------------------------  -------------  -------------
Depreciation Accumulated                                               0     (1,101,511)
---------------------------------------------------------  -------------  -------------
Subtotal depreciation                                                  0     (1,101,511)
---------------------------------------------------------  -------------  -------------
Subtotal Machinery and Equipment                                       0              0
---------------------------------------------------------  -------------  -------------
Subtotal Net Technical Revaluation                            1,486,572      1,694,195
---------------------------------------------------------  -------------  -------------
TOTAL REVALUED ASSETS                                          6,573,793      7,675,631
---------------------------------------------------------  -------------  -------------
TOTAL ACCUMULATED DEPRECIATION                                (5,035,336)    (5,929,547)
---------------------------------------------------------  -------------  -------------
TOTAL DEPRECIATION OF THE PERIOD                                 (51,885)       (51,889)
---------------------------------------------------------  -------------  -------------
NET TOTAL                                                      1,486,572      1,694,195
---------------------------------------------------------  -------------  -------------

                    13. Sales transactions with leaseback



These type of transactions were not carried out as of  March 31, 2004 and 2003.

                     14. Investments in related companies



Investments outstanding as of March 31, 2004 and 2003 are detailed as follows:

METROPOLIS INTERCOM S.A.

On April 30, 2003 the shareholders of Metropolis -Intercom S.A. decided to increase the capital of the company by means of the issue of 3,923,834 shares with a price of Ch$ 1,256.67 each, which represented Th Ch$ 4,931,000. This increase was subscribed 50% by Cristalchile Comunicaciones S.A., and 50% by Liberty Comunicaciones de Chile Uno Ltda.

The payment of this subscription was made by de subsidiary Cristalchile Comunicaciones S.A. on September 29, 2003, paying 1,961,917 shares for a value of Th Ch$ 2,462,794.

With this purchase the subsidiary participates indirectly in a 47.795% and directly in 2.205% of the equity of Metropolis -Intercom S.A.



CIECSA S.A.

On August 26, 2003 the shareholders of CIECSA S.A. agreed to increase the capital of the company by means of the issue of 36,400,000 shares, equivalent to Th Ch$ 9,10,000, which were totally subscribed and paid by Cristalerias de Chile S.A.

This capital increase allowed CIECSA S.A. to complete financing to pay to the balance of Th US$ 2,100 that was owed to Televisa S.A., from the purchase of 7,885,472 shares of Megavision S.A. made in August, 2002.


MEGAVISION S.A.

On August 27, 2002, CIECSA purchased from Televisa S.A. the amount of 7,885,472 shares of Megavision, corresponding to the totality of Televisa S.A.'s participation in Megavision.

The price of the shares of Televisa S.A. in Megavision was US$ 4,200,000, equivalent to US$ 0.532625 per share. The companies agreed that the price would be paid as follows: US$ 2,100,000 in cash, on August 27, 2002 and the balance to be paid on August 27, 2003.

On the other hand CIECSA S.A. sold to the related company Servicios y Consultorias Hendaya S.A. 3,600 shares of Megavision S.A. at a price of US$
0.532625 per share.

As a result of these transactions, the participation of CIECSA in the equity of Megavision reached 99.99%.


EDICIONES CHILOE S.A.

On September 27, 2003, the shareholders of Ediciones Chiloe agreed to increase capital by Th Ch$ 684,308 through the issue of 1,500,395 shares, which were subscribed both by CIECSA S.A. and Recoletos Chile Ltda.

From the mentioned capital increase there are 135,030 shares outstanding payment, for which the payment due date is September 2004.


INVESTMENTS ABROAD


RAYEN CURA S.A.I.C.

On January 31, April 25 and June 30 of 2003 Rayen Cura S.A.I.C. carried out repayment of capital paid on April 29, 2002. Amounts reimbursed totaled Th US$ 2,600.

As of March 31, 2004 the financial statements of Rayen Cura S.A.I.C. recognize an exchange rate of $ 2.84 Argentine pesos per US dollar. CristalChile Inversiones S.A in turn adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the devaluation from $2.91 (exhange rate as of December 31, 2003) and $2.84 Argentine pesos per US dollar as of March 31, 2004.

For the effect of results of this affiliate and the conversion of financial statements of Rayen Cura S.A.I.C. according to the Chilean normative, CristalChile Inversiones S.A. has acknowledged an income of Th Ch$ 237,283 at of March 31, 2004 and Th Ch$ 167,109 as of March 31, 2003.

On the other hand, the variations in the exchange rate of the dollar in Chile during 2004 originated adjustments in the investment in Rayen Cura S.A.I.C. for goodwill from the purchase of shares of such subsidiary, a credit of Th Ch$ 697,051 in 2004 (credit of Th Ch$ 278,770 in March 2003).

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile, following is the information related to investments abroad is presented:


                                                   2004            2003
                                                   Th$              Th$
CristalChile Inversiones's share of
Rayen Cura S.A.I.C.                             12,628,259      14,694,495
Negative goodwill (net of amortization)           4,305,901       5,439,971
                                               -----------     -----------
TOTAL                                           16,934,160      20,134,466
                                               ===========     ===========
Loss from  devaluation                          (2,004,292)     (1,955,840)
Accrued Income (loss)                              237,283        (167,109)


The investment in Rayen Cura S.A.I.C. is controlled in dollars of the United States of America.

----------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
----------------------------------------------------------------------------------------------------------
NOTE 14 - INVESTMENTS IN RELATED COMPANIES
          BREAKDOWN OF INVESTMENTS
--------------- --------------------------- ------------------------------------ -------------------------
     R.U.T.               COMPANY                       Investment                       Shareholder
                                                                                        (Percentage)
                                            ----------- ----------- ------------
                                              Country     Control    Number of
                                                 of      Currency      Shares
                                              Origin
                                            ----------- ----------- ------------ ------------ ------------
                                                                                  03-31-2004   03-31-2003
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
78.619.410-5    Cordillera Comunicaciones      Chile       Peso                0     50.00000     50.00000
                Holding
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
78.619.370-2    Cordillera Comunicaciones      Chile       Peso                0      0.25000      0.25000
                Ltda.
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
89.150.900-6    Vina Los Vascos S.A.           Chile       Peso       60,000,000     43.00000     43.00000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
90.684.000-6    Editorial Zig-Zag S.A.         Chile       Peso      114,596,213     49.89000     49.89000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
96.793.770-3    Ediciones Chiloe S.A.          Chile       Peso        1,570,146     50.00000     50.00000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
96.826.870-8    Inmobiliaria Don Alberto       Chile       Peso            3,817     38.17000     38.17000
                S.A.
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
86.881.400-4    Envases CMF S.A.               Chile       Peso           28,000     50.00000     50.00000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
0-E             Rayen Cura S.A.I.C           Argentina    Dollar       1,376,000     40.00000     40.00000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
96.806.690.-0   Proser S.A.                    Chile       Peso                0      0.50000      0.50000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
96.787.750-6    Metropolis Intercom S.A.       Chile       Peso       88,970,214      2.20514      0.00000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
96,939,140-6    Simetral S.A.                  Chile       Peso        1,188,006     81.50000     81.50000
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------
                TOTAL
--------------- --------------------------- ----------- ----------- ------------ ------------ ------------




-------------------------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
-------------------------------------------------------------------------------------------------------------------------
NOTE 14 - INVESTMENTS IN RELATED COMPANIES
          BREAKDOWN OF INVESTMENTS
--------------- --------------------------- -----------------------------------------------------------------------------
     R.U.T.               COMPANY                    Company                      Net                    Result of
                                                     Equity                     Income                    Accrual




                                            ------------ ------------ ------------ ------------ ------------ ------------
                                             03-31-2004   03-31-2003   03-31-2004   03-31-2003   03-31-2004   03-31-2003
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------

78.619.410-5    Cordillera Comunicaciones    127,447,675  141,897,532   -4,115,681   -2,992,322   -2,057,840   -1,496,162
                Holding
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
78.619.370-2    Cordillera Comunicaciones    128,118,266  142,701,308   -4,136,363   -3,007,359      -10,341       -7,518
                Ltda.
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
89.150.900-6    Vina Los Vascos S.A.          13,529,814   12,073,526      115,782      253,477       49,786      108,995
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
90.684.000-6    Editorial Zig-Zag S.A.           926,272      711,576      100,711      -61,764       50,267      -30,817
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.793.770-3    Ediciones Chiloe S.A.          1,278,550    1,390,352     -155,329     -230,614      -93,843     -115,306
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.826.870-8    Inmobiliaria Don Alberto            -118           35            0            0            0            0
                S.A.
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
86.881.400-4    Envases CMF S.A.              32,865,650   32,696,734      372,423      546,135      186,212      273,066
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
0-E             Rayen Cura S.A.I.C            31,570,646   36,736,238      593,207      417,772      237,283      167,109
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.806.690.-0   Proser S.A.                      -12,200            0          -61            0            0            0
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.787.750-6    Metropolis Intercom S.A.      72,669,634            0   -3,269,310            0      -72,012            0
--------------- --------------------------- ------------ ------------ ------------ ------------------------- ------------
96,939,140-6    Simetral S.A.                          0            0            0            0            0            0
--------------- --------------------------- ------------ ------------ ------------ ------------------------- ------------
                TOTAL
--------------- --------------------------- ------------ ------------ ------------ ------------------------- ------------


-------------------------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
-------------------------------------------------------------------------------------------------------------------------
NOTE 14 - INVESTMENTS IN RELATED COMPANIES
          BREAKDOWN OF INVESTMENTS
--------------- --------------------------- -----------------------------------------------------------------------------
     R.U.T.               COMPANY                      VPP                   Income not                 Book value
                                                                              Realized                of Investment




                                            ------------ ------------ ------------ ------------ ------------ ------------
                                             03-31-2004   03-31-2003   03-31-2004   03-31-2003   03-31-2004   03-31-2003
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------

78.619.410-5    Cordillera Comunicaciones     63,738,838   70,993,766            0            0   63,738,838   70,993,766
                Holding
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
78.619.370-2    Cordillera Comunicaciones        320,295      356,753            0            0      320,295      356,753
                Ltda.
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
89.150.900-6    Vina Los Vascos S.A.           5,817,820    5,191,616            0            0    5,817,820    5,191,616
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
90.684.000-6    Editorial Zig-Zag S.A.           462,336      355,040            0            0      462,336      355,040
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.793.770-3    Ediciones Chiloe S.A.            639,275      695,176      165,313      205,441      473,962      489,735
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.826.870-8    Inmobiliaria Don Alberto             -45           13            0            0          -45           13
                S.A.
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
86.881.400-4    Envases CMF S.A.              15,969,037   16,348,367            0            0   15,969,037   16,348,367
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
0-E             Rayen Cura S.A.I.C            12,628,259   14,694,495            0            0   12,628,259   14,694,495
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.806.690.-0   Proser S.A.                          -60            0            0            0          -60            0
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96.787.750-6    Metropolis Intercom S.A.       1,602,467            0            0            0    1,602,467            0
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
96,939,140-6    Simetral S.A.                          0            0            0            0            0            0
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------
                TOTAL                        101,178,222  108,635,226      165,313      205,441  101,012,909  108,429,785
--------------- --------------------------- ------------ ------------ ------------ ------------ ------------ ------------

                      15. Investments in other companies



Investments in other companies that totaled Th Ch$ 804,671 in March 31, 2004 (Th Ch$ 821,513 in 2003) are shown on attached charts.

--------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
--------------------------------------------------------------------------------------------------------
    NOTE 15 - INVESTMENTS IN OTHER CORPORATIONS
--------------------- -------------------------- -------------- --------------- ------------------------
   R.U.T.                 Company Name             Number of     Shareholding         Book Value
                                                                                ------------------------
                                                     Shares      (Percentage)    03-31-2004   03-31-2003
--------------------- -------------------------- -------------- --------------- ------------ -----------
96.895.100-9          Internet Holding S.A.           57,104         7.4200        204,171       220,982
--------------------- -------------------------- -------------- --------------- ------------ -----------
0-E                   Bazuca.com Inc.                266,500         7.8900        600,500       600,531
--------------------- -------------------------- -------------- --------------- ------------ -----------

                           16. Goodwill Amortization



NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Ediciones Financieras S.A. and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of March 31, 2004 totaled Th Ch 8,956,092 (Th Ch$ 9,682,180 in 2003).


POSITIVE GOODWILL

As of March 31, 2004 and 2003 the parent company and the subsidiaries do not show any balance for this item.

More information is available on attached charts.

-----------------------------------------------------------------------------------------------------------------------
CRISTALERIAS DE CHILE S.A.
-----------------------------------------------------------------------------------------------------------------------
NOTE 16 - GOODWILL ON INVESTMENTS
NEGATIVE GOODWILL
---------------------------------------------- ---------------------------------- -------------------------------------
                                                           03-31-2004                           03-31-2003
  R.U.T.                 Company Name
-------------- ------------------------------- ---------------------------------- -------------------------------------
                                                 Amount Amortiz.    Goodwill        Amount Amortiz.      Goodwill
                                                  this period        Balance          this period         Balance
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------

0-E            Rayen Cura S.A.                       69,450          4,305,901          82,424           5,439,971
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
86.547.900-K   S.A. Vina Santa Rita                  12,482            543,761          12,482             593,717
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
96.608.270-4   Ciecsa S.A.                           30,157          1,296,762          30,159           1,417,461
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
89.150.900-6   Vina Los Vascos S.A.                  23,268          1,139,810          22,181           1,206,742
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
90.684.000-6   Editorial Zig-Zag S.A.                 1,580            100,310           1,580             106,636
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
79.952.350-7   Red Televisiva Megavision S.A.        13,249            864,612          13,250             917,653
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
96.787.750-6   Metropolis Intercom S.A.               9,038            704,936               0                   0
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------
               TOTAL                                159,224          8,956,092         162,076           9,682,180
-------------- ------------------------------- ------------------ --------------- ------------------ ------------------

                                17. Intangibles


The following values are included in this item:

                                           Th Ch$             Th Ch$
                                            2004               2003

Concession of Channel 9
frequency and regional network           10,129,357         10,129,861
Trademarks                                1,628,171          1,593,224

TOTAL INTANGIBLES                        11,757,528         11,723,085
                                         ==========         ==========



ACCUMULATED AMORTIZATIONS

From Channel 9 Frequency                 (1,003,671)          (862,391)
From Trademarks                            (254,512)          (185,151)

TOTAL AMORTIZATIONS                      (1,258,183)        (1,047,542)
                                         ==========         ==========

                         18.    Others (Assets)


As of March 2004 and 2003 its composition is the following:


                                            2004               2003
                                           Th Ch$             Th Ch$

Celulosa Arauco bonds (*)                 9,068,445         10,754,702
Price differential bond acquisition(*)       46,601            170,716
Negative goodwill Bond Sale (Net)         2,219,922          2,414,627
Expenses of bond sales                    1,008,015          1,174,189
Cash Reserve                                      0             16,597
Foreign programs to be exhibited over
a year from the present                     629,035          1,351,598
Long-Term Tax VAT Vina Dona Paula           567,415            355,419
Share of Las Araucarias Golf Club             2,495              2,495
Other                                        25,860             95,116

                                         ----------         ----------

Total                                    13,567,788         16,335,459

                                         ==========         ==========




(*) Investment in Celulosa Arauco bonds equivalent to US$ 13,420,000 at an annual rate of 6.95% and maturity on September 15, 2005, Th Ch$ 46,601 for Price differential paid in the acquisition of Celulosa Arauco bonds will be amortized in the same term of the due date.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.

       19. Short-term obligations with banks and financial institutions


A detailed list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19- OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                                                                   Type of Currency and Readjustment Index
                                               ------------------------------------------------------------------------------
    R.U.T.            Bank or Financial                Dollars             Euros            Yen            Other Foreign
                         Institution                                                                         Currencies
                                               ----------------------  --------------  --------------  ----------------------
                                               03-31-2004  03-31-2003  03-31-  03-31-  03-31-  03-31-  03-31-2004  03-31-2003
                                                                         2004    2003    2004    2003
--------------  ----------------------------   ----------  ----------  ------  ------  ------  ------  ----------  ----------

Short term (code:  5.21.10.10)
0-E             Banco Regional de Cuyo                  0           0       0       0       0       0      15,223       9,827
97.036.000-K    Banco Santander Santiago                0           0       0       0       0       0           0           0
                Other                                   0           0       0       0       0       0           0           0
                TOTAL                                   0           0       0       0       0       0      15,223       9,827

                Amount capital due                      0           0       0       0       0       0      14,943       9,827

                Annual average interest rate         0.00        0.00    0.00    0.00    0.00    0.00        1.96        3.20

Long Term - Short Term (code:  5.21.10.20)
0-E             JP Morgan Chase Bank              129,318     445,743       0       0       0       0           0           0
97.036.000-K    Banco Santander Santiago                0           0       0       0       0       0           0           0
97.008.000-7    Citibank NA                     1,691,314   2,020,655       0       0       0       0           0           0
0-E             Banco Dresner                           0           0       0       0       0       0           0           0
0-E             Banco Argentaria                  225,241     267,739       0       0       0       0           0           0
97.018.000-1    Scotiabank                              0           0       0       0       0       0           0           0
97.006.000-6    Banco Credito e Inversiones             0           0       0       0       0       0           0           0
97.004.000-4    Banco de Chile                          0           0       0       0       0       0           0           0
97.030.000-5    Banco Estado                            0           0       0       0       0       0           0           0
                Other                                   0           0       0       0       0       0           0           0
                TOTAL                           2,045,873   2,734,137       0       0       0       0           0           0

                Amount capital due              1,905,492   2,261,452       0       0       0       0           0           0
                Average annual interest rate         1.72        2.01    0.00    0.00    0.00    0.00        0.00        0.00
                        Percentage oblig. foreign curr. (%)   51.0000
                        Percentage oblig. foreign curr. (%)   49.0000


                                                Type of Currency and
                                                 Readjustment Index
                                               ----------------------
    R.U.T.            Bank or Financial                  U.F.              Non adjustable $            Total
                         Institution
                                               ----------------------  ----------------------  ----------------------
                                               03-31-2004  03-31-2003  03-31-2004  03-31-2003  03-31-2004  03-31-2003
--------------  ----------------------------   ----------  ----------  ----------  ----------  ----------  ----------

Short term (code:  5.21.10.10)
0-E             Banco Regional de Cuyo                  0           0           0           0      15,223       9,827
97.036.000-K    Banco Santander Santiago                0           0           0           0           0           0
                Other                                   0           0           0           0           0           0
                TOTAL                                   0           0           0           0      15,223       9,827

                Amount capital due                      0           0           0           0      14,943       9,827

                Annual average interest rate         0.00        0.00        0.00        0.00

Long Term - Short Term (code:  5.21.10.20)
0-E             JP Morgan Chase Bank                    0           0           0           0     129,318     445,743
97.036.000-K    Banco Santander Santiago          475,428     476,661           0           0     475,428     476,661
97.008.000-7    Citibank NA                             0           0           0           0   1,691,314   2,020,655
0-E             Banco Dresner                           0           0           0           0           0           0
0-E             Banco Argentaria                        0           0           0           0     225,241     267,739
97.018.000-1    Scotiabank                        441,121     421,201           0           0     441,121     421,201
97.006.000-6    Banco Credito e Inversiones       168,738     168,462           0           0     168,738     168,462
97.004.000-4    Banco de Chile                    616,738     307,485           0           0     616,738     307,485
97.030.000-5    Banco Estado                            0           0     268,877     268,804     268,877     268,804
                Other                                   0           0           0           0           0           0
                TOTAL                           1,702,025   1,373,809     268,877     268,804   4,016,775   4,376,750

                Amount capital due              1,634,018   1,310,821     264,447     264,374   3,803,957   3,836,647
                Average annual interest rate         5.78        3.79        4.94        4.94


                         20. Other Current Liabilities


As of March 31, 2004 and 2003 there are balances of Th Ch$ 2,128,273 and Th Ch$ 1,112,135 respectively, corresponding to differentials in favor of financial institutions for future contracts in foreing currency subscribed by the parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. (see note 34).

        21. Long-term obligations with banks and financial institutions


The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS


                         Institution                              Years of Maturity
                  ------------------------    --------------------------------------------------------------

                           Bank or             Currency   More than 1  More than 2  More than 3  More than 5
     R.U.T.               Financial           adjustment    up to 2      up to 3      up to 5      up to 10
                         Institution            index
--------------    ------------------------    ----------  -----------  -----------  -----------  -----------
                                                            Thou Ch$     Thou Ch$     Thou Ch$     Thou Ch$

0-E               Banco Regional de Cuyo      Other            10,140       28,493       10,000            0
                                              currency
97.030.000-7      Banco Estado                Non-            273,379      264,375            0            0
                                              adjustment
97.036.000-K      Banco Santander Santiago    UF              455,283      455,283      227,643            0
97.018.000-1      Banco Scotiabank            UF              403,665      403,665      403,665            0
0-E               J.P. Morgan Chase Bank      Dollars               0   15,410,250   15,410,250            0
90.008.000-K      Citibank N.A.               Dollars               0            0            0            0
                                              Dollars               0            0            0            0
97.006.000-6      Banco Credito e             UF              168,208            0            0            0
                  Inversiones
97.004.000-5      Banco de Chile              UF                    0            0            0            0
0-E               Banco Argentaria            Dollars               0            0            0            0

                  Total                                     1,310,675   16,562,066   16,051,558            0


Percentage of obligations in foreign currency                91.0000%
Percentage of obligations in local currency                   9.0000%


                         Institution                  Years of Maturity                Closing date           Closing date
                                                                                       Current period           Previous
                                                                                                                 period
                  ------------------------    ----------------------------------  --------------------------  ------------
                                                            More than 10 years
                                                          ----------------------
                           Bank or             Currency     Amount      Period    Total Long-      Annual     Total Long-
     R.U.T.               Financial           adjustment                            Term at       average       Term at
                         Institution            index                               closing       interest      closing
                                                                                  of Financial      rate      of Financial
                                                                                   Statements                  Statements
--------------    ------------------------    ----------  ----------  ----------  ------------  ------------  ------------
                                                           Thou Ch$

0-E               Banco Regional de Cuyo      Other                0           0        48,633          2.84        60,798
                                              currency
97.030.000-7      Banco Estado                Non-                 0           0       537,754          4.94       806,414
                                              adjustment
97.036.000-K      Banco Santander Santiago    UF                   0           0     1,138,209  TAB 180+1.8%     1,589,966
97.018.000-1      Banco Scotiabank            UF                   0           0     1,210,995  TAB 180+2.0%     1,611,088
0-E               J.P. Morgan Chase Bank      Dollars              0           0    30,820,500        1.9875    36,578,000
90.008.000-K      Citibank N.A.               Dollars              0           0             0             0     1,996,318
                                              Dollars              0           0
97.006.000-6      Banco Credito e             UF                   0           0       168,208   TAB 90+2.0%       335,672
                  Inversiones
97.004.000-5      Banco de Chile              UF                   0           0             0             0     1,211,029
0-E               Banco Argentaria            Dollars              0           0             0             0       267,739

                  Total                                            0                33,924,299                  44,457,024


           22. Short-term and long-term obligations with the public
                         (promissory notes and bonds)



The balance for the short-term as of March 31, 2004 was Th Ch$ 1,123,089, Th Ch$ 1,323,579 in 2003, corresponding to accrued interests for bonds issued by the Parent Company. In addition there is a balance of Th Ch$ 214,367 for principal amortization of bonds series A of the subsidiary S.A. Vina Santa Rita.

As of March 31, 2004, there are long-term obligations with the public for Th Ch$ 89,150,346 (Th Ch$ 88,953,080 in 2003), of which Th Ch$ 68,965,362 (Th Ch$
68,812,760 in 2003) correspond to bonds issued in UF's by the parent company of series C1, C2, D1, D2 and Th Ch$ 20,184,984 (Th Ch$ 20,140,320 in 2003)
correspond to bond of series C and D issued by the subsidiary S.A. Vina Santa Rita.


This liability is shown in detail in the appendix.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC
         (PROMISSORY NOTES AND BONDS)
         BONDS


                                                                                    INSTALLMENTS
                                                                             -------------------------
 REGISTRATION OR                   CURRENT   INDEXING
IDENTIFICATION No.                 DEPOSIT   UNIT OF   INTEREST    FINAL      INTEREST    AMORTIZATION
   OF INSTRUMENT      SERIES     FACE VALUE    BOND      RATE     MATURITY     PAYMENT       PAYMENT
-----------------  ------------  ----------  --------  --------  ----------  -----------  ------------

LONG-TERM BONDS-
  CURRENT PORTION
296-09.07.02       C1 Interests           0     UF       4.75    07-15-2004  SEMI-ANNUAL   SEMI-ANNUAL
296-09.07.02       C2 Interests           0     UF       4.75    07-15-2004  SEMI-ANNUAL   SEMI-ANNUAL
296-09.07.02       D1 Interests           0     UF       5.80    07-15-2004  SEMI-ANNUAL   SEMI-ANNUAL
296-09.07.02       D2 Interests           0     UF       5.80    07-15-2004  SEMI-ANNUAL   SEMI-ANNUAL
144-12.07.91            A                 0     UF       6.70    06-01-2004  SEMI-ANNUAL   SEMI-ANNUAL
241-15.12.00       C1 Interests           0     UF       6.25    06-01-2004  SEMI-ANNUAL   SEMI-ANNUAL
241-15.12.00       D1 Interests           0     UF       6.25    06-01-2004  SEMI-ANNUAL   SEMI-ANNUAL
241-15.12.00       D2 Interests           0     UF       6.25    06-01-2004  SEMI-ANNUAL   SEMI-ANNUAL
TOTAL CURRENT
  PORTION

LONG-TERM BONDS
296-09.07.02            C1        1,500,000     UF       4.75    07-15-2008  SEMI-ANNUAL   SEMI-ANNUAL
296-09.07.02            C2          500,000     UF       4.75    07-15-2008  SEMI-ANNUAL   SEMI-ANNUAL
296-09.07.02            D1        1,900,000     UF       5.80    07-15-2023  SEMI-ANNUAL   SEMI-ANNUAL
296-09.07.02            D2          200,000     UF       5.80    07-15-2023  SEMI-ANNUAL   SEMI-ANNUAL
241-15.12.00            C1          200,000     UF       6.25    12-15-2005  SEMI-ANNUAL   SEMI-ANNUAL
241-15.12.00            D1          100,000     UF       6.25    12-15-2021  SEMI-ANNUAL   SEMI-ANNUAL
241-15.12.00            D2          900,000     UF       6.25    12-15-2021  SEMI-ANNUAL   SEMI-ANNUAL
144-12/07/91            A                 0     UF       6.70    06-01-2003  SEMI-ANNUAL   SEMI-ANNUAL
LONG-TERM TOTAL


                                       PAR VALUE
                                 ----------------------
 REGISTRATION OR                                            ISSUE
IDENTIFICATION No.                                       IN CHILE OR
   OF INSTRUMENT      SERIES     03-31-2004  03-31-2003    ABROAD
-----------------  ------------  ----------  ----------  -----------

LONG-TERM BONDS-
  CURRENT PORTION
296-09.07.02       C1 Interests     250,078     246,241     LOCAL
296-09.07.02       C2 Interests      83,359      82,080     LOCAL
296-09.07.02       D1 Interests     385,812     379,893     LOCAL
296-09.07.02       D2 Interests      40,612      39,989     LOCAL
144-12.07.91            A                 0     214,367     LOCAL
241-15.12.00       C1 Interests      60,538      60,168     LOCAL
241-15.12.00       D1 Interests      30,269      30,084     LOCAL
241-15.12.00       D2 Interests     272,421     270,757     LOCAL
TOTAL CURRENT
  PORTION                         1,123,089   1,323,579

LONG-TERM BONDS
296-09.07.02            C1       25,231,230  25,175,400     LOCAL
296-09.07.02            C2        8,410,410   8,391,800     LOCAL
296-09.07.02            D1       31,959,558  31,888,840     LOCAL
296-09.07.02            D2        3,364,164   3,356,720     LOCAL
241-15.12.00            C1        3,364,164   3,356,720     LOCAL
241-15.12.00            D1        1,682,082   1,678,360     LOCAL
241-15.12.00            D2       15,138,738  15,105,240     LOCAL
144-12/07/91            A                 0           0     LOCAL
LONG-TERM TOTAL                  89,150,346  88,953,080

                        23. Provisions and Write-Offs


Provisions

The Company has short-term provisions of Th Ch$ 11,649,530 as of March 31, 2004, and Th Ch$ 9,657,719 in 2003.

Long-term provisions of Th Ch$ 6,001,842 and Th Ch$ 6,063,280 are recorded for the years 2004 and 2003 respectively.

In the attached chart a detail for provisioned amounts is shown.

Bad Debt Provisions:

The parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$ 683,032 and Th Ch$ 649,839 as of March 31, 2004 and 2003, respectively.

This provision is deducted from the balance of Debtors from Sales and Documents Receivable.

Vacation Provision:

The parent company and its subsidiaries have established provisions for the total cost of vacations pending as of March 31, 2004 and 2003, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item is Th Ch$ 755,921 as of March 31, 2004 (Th Ch$ 694,013 in 2003).


Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractants of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a reserve in the amount of Th Ch$ 3,801,830 and Th Ch$ 3,268,385 as of March 31, 2004 and 2003, respectively.

CRISTALERIAS DE CHILE S.A.

NOTE 23:  PROVISIONS AND WRITE-OFFS

                            CONSOLIDATED
----------------------------------------------------------------------
                                          03-31-2004        03-31-2003
                                          ----------        ----------
                                           Thou Ch$          Thou Ch$
Short Term
Commissions and Fees                       2,991,204         2,500,931
Furnace reconstruction                     1,935,527         1,170,334
Share of Board of Directors                  464,570         1,086,638
Legal holidays                               755,921           694,013
Local and foreign suppliers                  758,044           728,114
Packing return to clients                    965,535         1,024,731
Spareparts reserve                           438,189           463,350
Insurance Policies                                 0           464,977
Advertising and marketing                    861,653           154,275
Copyright                                     38,334            29,895
Severance Legal                              182,055           171,373
Severance payments                                 0           133,484
Reserve (loss) exported product               84,362           109,734
Grape harvest expenses                     1,108,087           370,398
Reserve indirect cost                        257,556           334,781
Other reserves                               898,493           220,691

TOTAL                                     11,649,530         9,657,719

Long Term
Severance payment                          4,135,539         3,965,229
Furnace reconstruction                     1,866,303         2,098,051

TOTAL                                      6,001,842         6,063,280

                             24. Severance Payment


The provision for severance payments to personnel is included at its current value, as expressed in note 2 t).

As of March 31, 2004 it amounts to Th Ch$ 4,317,594 (Th Ch$ 4,136,602 in
2003).

As of March 31, 2004, the parent company has paid severance payments of Th Ch$ 70,729 (Th Ch$ 802 in 2003) chargeable against the provision.

                        25. Other long-term liabilities


As of March 31, 2004 and 2003 there are no balances for this item.

                             26. Minority interest


The subsidiaries that generate minority interests as of March 31, 2004 and 2003 are shown on the attached chart.


CRISTALERIAS DE CHILE S.A.

NOTE 26:  MINORITY INTEREST

      SUBSIDIARY COMPANY                    NET WORTH                     RESULTS                 SHAREHOLDING
                                    -------------------------    --------------------------    -------------------
                                     Thou Ch$      Thou Ch$       Thou Ch$        Thou Ch$         %          %
                                       2004          2003           2004            2003         2004       2003
---------------------------------   -----------   -----------    -----------    -----------    --------   --------

S.A.Vina Santa Rita                  37,814,344    37,208,571      (634,973)      (553,704)       45.90      45.90
CIECSA Consolidated                     303,108       257,393         8,721         12,698         1.55       1.73
Apoger S.A. and subsidiaries                910         1,172            27             60        20.00      20.00
Cristalchile Comunicaciones S.A.          1,216         1,412            40             30         0.01       0.01

TOTAL                                38,119,578    37,468,548      (626,185)      (540,915)

                             27. Changes in Equity


a.  Activity in 2004 and 2003

The activity of the capital and reserve accounts in the fiscal years ended in March 31, 2004 and 2003, are shown in the attached charts.

b.  Other Reserves

The detail of this item is as follows:

                                                       2004             2003
                                                    ----------       ----------
                                                      Th Ch$           Th Ch$

Future capital increases                            4,671,348        4,464,029
Reserve for adjustment of value of fixed assets     1,486,571        1,694,196
Adjustment for conversion difference in
investment  in Rayen Cura S.A.I.C.                  1,143,830        4,099,356
Difference VPP Sodex                                 (217,163)        (217,173)
                                                    ---------        ---------

TOTAL OTHER RESERVES                                7,084,586       10,040,408
                                                    =========       ==========

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH

                                                                       Reserve                                        Reserve
      ITEM                                           Paid-in           capital      Premium in        Other            Future
Balances as of 03/31/2004                            Capital         revaluation  sale of shares     Reserves         Dividends
-----------------------------------------------      -----------     -----------  --------------    -----------      -----------

Initial balance                                       65,396,749               0      27,874,377      6,421,900      123,160,119
Distribution result previous fiscal year                       0               0               0              0                0
Final dividend previous fiscal year                            0               0               0              0                0
Capital increases with cash stock issue                        0               0               0              0                0
Reserves and/or Profits Capitalization                         0               0               0              0                0
Development period Accumulated deficit                         0               0               0              0                0
Accumulated conversion difference adjustment                   0               0               0        694,795                0
Owner's equity Revaluation                                     0        -326,984        -139,372        -32,109         -615,800
Fiscal Year Result                                             0               0               0              0                0
Provisional Dividends                                          0               0               0              0                0
Final balances as of 03/31/2004                       65,396,749        -326,984      27,735,005      7,084,586      122,544,319
Initial balance as of 03/31/2003                      64,749,257               0      27,598,393      9,713,099      114,912,655
Distribution result previous fiscal year                       0               0               0              0                0
Final dividend previous fiscal year                            0               0               0              0                0
Capital increases with cash stock issue                        0               0               0              0                0
Reserves and/or profit Capitalization                          0               0               0              0                0
Development period accumulated deficit                         0               0               0              0                0
Accumulated conversion difference adjustment                   0               0               0        278,744                0
Owner's equity revaluation                                     0         323,746         137,992         48,565          574,663
Fiscal Year Result                                             0               0               0              0                0
Provisional Dividends                                          0               0               0              0                0
Final balances                                        64,749,257         323,746      27,736,385     10,040,408      115,487,218
Updated Final Balances as of 03/31/2003               64,749,257         323,746      27,736,385     10,040,408      115,487,218


      ITEM                                           Accumulated     Provisional      Devel.           Fiscal
Balances as of 03/31/2004                              Results        Dividends   Period Deficit    Year Result
-----------------------------------------------      -----------     -----------  --------------    -----------

Initial balance                                                0               0               0              0
Distribution result previous fiscal year               6,426,520               0               0              0
Final dividend previous fiscal year                     -958,080               0               0              0
Capital increases with cash stock issue                        0               0               0              0
Reserves and/or Profits Capitalization                         0               0               0              0
Development period Accumulated deficit                         0               0               0              0
Accumulated conversion difference adjustment                   0               0               0              0
Owner's equity Revaluation                               -27,342               0               0              0
Fiscal Year Result                                             0               0               0      2,566,553
Provisional Dividends                                          0               0               0              0
Final balances as of 03/31/2004                        5,441,098               0               0      2,566,553
Initial balance as of 03/31/2003                               0               0               0              0
Distribution result previous fiscal year              17,660,662               0               0              0
Final dividend previous fiscal year                   -3,303,936               0               0              0
Capital increases with cash stock issue                        0               0               0              0
Reserves and/or profit Capitalization                          0               0               0              0
Development period accumulated deficit                         0               0                              0
Accumulated conversion difference adjustment                   0               0               0              0
Owner's equity revaluation                                71,784               0               0              0
Fiscal Year Result                                             0               0               0      4,321,062
Provisional Dividends                                          0               0               0              0
Final balances                                        14,428,510               0               0      4,321,062
Updated Final Balances as of 03/31/2003               14,428,510               0               0      4,321,062

CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - NUMBER OF SHARES

        SERIES              No.                No.                 No.
                          SHARES             SHARES              SHARES
                        SUBSCRIBED            PAID            WITH VOTING
                                                                 RIGHT
    --------------   ---------------   -----------------  -------------------

        SINGLE          64,000,000         64,000,000          64,000,000



CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)


           SERIES                SUBSCRIBED                 PAID-IN
                                   CAPITAL                  CAPITAL
     ------------------       ---------------          -----------------

           SINGLE                65,396,749               65,396,749

               28. Other Non-Operating Income and Disbursements

As of March 31, 2004 and 2003 the non-operating income totals Th Ch$ 419,032 and Th Ch$ 137,520 respectively.

Non-operating Expenditures were Th Ch$ 501,109 in 2004 and Th Ch$ 536,153 in
2003.

More detail is shown on the attached chart.


CRISTALERIAS DE CHILE S.A.

NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                              2004               2003
                                            --------           --------
                                             Th Ch$             Th Ch$
INCOME
Offices and establishments rental             52,757             43,860
Tax exemptions                                45,130              4,139
Benefit Fontec proyect                             0              5,443
Amortization of non-realized profits          18,218             18,732
Sale of fixed assets                               0              4,041
Exchange of lands                            230,883                  0
Agriculture division                               0             20,846
Sale of materials                              4,591              4,753
Miscellaneous Income                          67,453             35,706

TOTAL NON-OPERATING INCOME                   419,032            137,520


EXPENSES
Charges drama series and others                    0             32,376
Frequency  and internet amortization          40,147             37,060
Professional advice                          189,112            194,021
Share of Board of Directors                   27,652             23,388
Contracts and eventualities                        0             45,527
Loss in sales of fixed assets                 49,479              2,373
Honorary audits                                1,615                  0
Amortization Fontec proyect                        0             30,727
Trademarks amortization                       13,850             13,074
Insurance                                     12,541             10,691
Personnel Contracts Finished                  25,665             21,311
Other expenses                               141,048            125,605
TOTAL NON-OPERATING EXPENSES                 501,109            536,153

                  29. Adjustment for Price Level Restatements


As a result of the application of the adjustment for price level restatements as described in Note 2 e), there was a net credit to results in the 2004 fiscal year in the amount of Th Ch$ 344,520 and of Th Ch$ 156,293 in 2003.

Additional information organized by item on the Balance Sheet is shown on the attached chart.

Cristalerias de Chile S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                           ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                        INDEX             03-31-2004         03-31-2003
----------------------------------------   -------------        -----------        -----------

INVENTORY                                       CPI                -100,070             87,714
FIXED ASSETS                                    CPI                -676,034            668,346
INVESTMENTS IN RELATED COMPANIES                CPI                -614,868          1,288,877
MARKETABLE SECURITIES                           CPI                 -20,773             18,997
SHORT-TERM DEBTORS                              CPI                 -16,398            -22,518
SHORT-TERM DEBTORS                              UF                      867                809
LONG-TERM DEBTORS                               UF                     -983                725
ACCOUNTS RECEIVABLE RELATED COMPANIES           UF                 -121,857             51,766
OTHER NON-MONETARY ASSETS                       CPI                  -3,855            233,538
EXPENSE AND COST ACCOUNTS                       CPI                -292,687            238,627

TOTAL (DEBITS)/CREDITS                                           -1,846,658          2,566,881


LIABILITIES (DEBITS)/CREDITS

NET WORTH                                       CPI               1,141,608         -1,990,017
ACCOUNTS PAYABLE RELATED COMPANIES              UF                       33                 -5
BANK LOANS                                      UF                   10,263             -3,965
SHORT-TERM RESERVES                             CPI                    -364            -11,709
LONG-TERM BANK LOANS                            UF                   15,065            -10,307
LONG-TERM RESERVES                              CPI                  -3,554            -20,061
LONG-TERM CREDITORS                             CPI                     196               -109
OBLIGATIONS WITH THE PUBLIC                     UF                  525,654           -209,738
MINNORITY INTEREST                              CPI                 172,819               -428
NON-MONETARY LIABILITIES                        UF                      932            -21,092
NON-MONETARY LIABILITIES                        CPI                  18,996              1,954
INCOME ACCOUNTS                                 CPI                 309,530           -145,111

TOTAL (DEBITS)/CREDITS                                            2,191,178         -2,410,588

(LOSS) PROFIT FROM ADJUSTMENT FOR CURRENCY DEVALUATION              344,520            156,293

                       30. Rate of Exchange Differential


There is a net credit to results in the 2004 fiscal year of Th Ch$ 1,364,143 and of Th Ch$ 1,661,984 in 2003 because of a rate of exchange differencial.

According to circular No. 1560 of the SVS, the net effect of adjustments of assets and liabilities adjustable in foreign currency minus local inflation effect, is presented under this item.

More information is shown on the attached chart.


Cristalerias de Chile S.A.

NOTE 30:  EXCHANGE DIFFERENCES

                                                                            AMOUNT
                                                                ------------------------------
      ITEM                                    CURRENCY           03-31-2004         03-31-2003
----------------------------------------   -------------        -----------        -----------

CURRENT ASSETS                                DOLLARS               414,721            150,763
CURRENT ASSETS                                OTHER CUR.              6,342            -35,202
LONG-TERM ASSETS                              DOLLARS                23,073                  0
CLIENTS                                       DOLLARS                73,170            234,582
CLIENTS                                       OTHER CUR             258,623             35,503
TIME DEPOSITS                                 DOLLARS                43,797           -102,492
INVENTORY                                     DOLLARS                45,249            150,432
BOND INVESTMENT                               DOLLARS               305,398            231,941
FUTURE CONTRACT EFFECT                        DOLLARS                -9,609          1,304,942
OTHER ASSETS                                  DOLLARS               104,637              2,196
OTHER ASSETS                                  OTHER CUR             -10,343              4,190
INFLATIONARY EFFECT                           DOLLARS               135,607           -170,436
MARKETABLE SECURITIES                         DOLLARS             1,118,588            974,083
MARKETABLE SECURITIES                         EUROS                 334,861                  0

TOTAL (CHARGES) CREDITS                                           2,884,114          2,780,502

SHORT-TERM BANK CREDITS                       DOLLARS                  -739                  0
ACCOUNT PAYABLE                               DOLLARS               -30,939                  0
DOCUMENTS PAYABLE                             DOLLARS               -91,103            -61,673
DOCUMENTS PAYABLE                             OTHER CUR.             -8,571            -15,647
MISCELLANEOUS CREDITORS SHORT TERM            DOLLARS               -25,108            -40,833
SHORT TERM RESERVES                           DOLLARS                -3,449            -58,122
LONG-TERM BANK CREDITS                        DOLLARS            -1,130,500           -647,500
LONG TERM RESERVES                            DOLLARS              -136,718            -28,590
OTHER LONG-TERM LIABILITIES                   DOLLARS                36,686           -205,311
OTHER LONG-TERM LIABILITIES                   OTHER CUR.            -84,109            -29,330
LONG-TERM CREDITORS                           DOLLARS                -5,421            -31,512

TOTAL (CHARGES) CREDITS                                          -1,479,971         -1,118,518

(LOSS) PROFIT FROM RATE OF EXCHANGE DIFFERENCE                    1,364,143          1,661,984

                            31. Extraordinary Items



As of March 31, 2004 and 2003 there are no transactions in this item.

    32. Expenses for the issue and placement of stocks and debt instruments


The parent company and the subsidiary S.A. Vina Santa Rita carried out bond placements in August 2002 and March 2001 respectively, incurring in placement expenses that as of March 31, 2004 totaled Th Ch$ 3,588,657 (Th Ch$ 3,951,054 in 2003).

The charge against results for the amortization of these expenses is Th Ch$ 114,044 (Th Ch$ 90,829 in 2003) during the 2004 fiscal year. It is done according to the maturity of each series.

Detail is as follows:



               DETAILS                             2004                          2003
                                       --------------------------     -------------------------
                                                   Th Ch$                       Th Ch$

                                       Short-Term       Long-Term     Short-Term      Long-Term
------------------------------------   ----------       ---------     ----------      ---------

Difference in placement rate              196,663       2,219,923        196,228      2,414,628
Stamps tax                                153,559       1,008,014        154,967      1,163,147
Bonds placement Commission and others      10,498               0         11,042         11,042
Total                                     360,720       3,227,937        362,237      3,588,817

                            33. Cash Flow Statement


CASH FLOW STATEMENT

The values included in MISCELLANEOUS on the Cash Flow Statement are detailed in the attached appendix.


CRISTALERIAS DE CHILE S.A.


CASH FLOW STATEMENT

1. The following it the detail of the item: OTHERS:

                                                   2004              2003
                                                 --------         ---------
                                                  Th Ch$            Th Ch$

541.11.40  Other Income Received
           VAT exports recovery                   161,063           114,352
           Discount customs duties payment          7,376                 0
           Perceived Readjustments                128,298                 0
           Income Tax refund                            0           133,416
           Rentals                                 14,058            12,779
           Tax exemption                           45,130             4,139
           Other income                            68,565           124,311
                      Total                       424,490           388,997


541.11.80  Other expenses paid
           Exchange difference                     26,047           168,532
           Donations                               26,794             7,770
           Municipal Patents                          378                 0
           Finished personnel contracts            25,665            21,311
           Advisory services                       38,312            34,470
           Board participation                     27,652            23,388
           Other expenses                          91,274           211,683
                      Total                       236,122           467,154


541.13.30  Other income from investments
           Maturity of future contracts                 0         1,762,160
           Total                                        0         1,762,160


541.13.65  Other investment disbursements
           Purchase of shares                           0            11,680
           Total                                        0            11,680

Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:





           ITEM                           Amount Th Ch$            Due Date
           --------------------------     -------------   -----------------

           Dividend 157                     (1,612,800)          April-2004
           Amounts payable investment         (113,317)   2nd Semester 2004


           Total                            (1,726,117)

                           34. Derivative Contracts


FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiary S.A. Vina Santa Rita have signed future purchases contracts in foreign currency of Th US$ 42,600 and sales of Th
Ch$ 39,600 in 2004 (Th US$ 131,200 in 2003) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.


Additional information is presented on the attached chart listed in the order of each quarterly expiration period.

The Contracts maintained by the companies as of March 31, 2004 and 2003 have been taken to shelter from the variations of the exchange rate of the American dollar (contracts of existing and expected transactions) as well as investment.

Forward contracts are taken in order to hedge existing parties are related, according to administration, with hedging dollar obligations maintained by the Company. As stated in technical Bulletin No. 57 of the Chilean Accountants Association, results generated by these contracts are recognized in results as long as they recognize the effects of parties subject to hedging.

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS

                                                         DESCRIPTION OF CONTRACTS
                                              --------------------------------------------
                                                                      PROTECTED ITEM OR
                                                                         TRANSACTION
                                                                    ----------------------
                                   MATURITY
                                      OR                 PURCHASE/
  TYPE OF   TYPE OF    VALUE OF   EXPIRATION   SPECIFIC    SALE
DERIVATIVE  CONTRACT   CONTRACT      DATE        ITEM    POSITION      NAME        AMOUNT
----------  --------  ----------  ----------  ---------  ---------  -----------  ---------

    FR         CI     23,177,016  THIRD 2004  EXCH RATE      P      INVESTMENT           -
    FR         CI     21,327,786  THIRD 2004  EXCH RATE      S      INVESTMENT           -
    FR        CCPE     2,769,040  THIRD 2004  EXCH RATE      P      DOLLAR LOAN  2,769,040
    FR         CI        692,260  THIRD 2004  EXCH RATE      P      INVESTMENT           -
    FR         CI        621,570  THIRD 2004  EXCH RATE      S      INVESTMENT           -
    FR         CI        633,250  THIRD 2004  EXCH RATE      S      INVESTMENT           -


                                                              ACCOUNTS AFFECTED
                                              --------------------------------------------------
                                                 ASSETS/LIABILITIES         EFFECT ON RESULT
                                              -----------------------  -------------------------
                                   VALUE OF
  TYPE OF   TYPE OF    VALUE OF    PROTECTED
DERIVATIVE  CONTRACT   CONTRACT      ITEM        NAME        AMOUNT      REALIZED   NOT REALIZED
----------  --------  ----------  ----------  -----------  ----------  -----------  ------------

    FR         CI     23,177,016           -  LIABILITIES   2,729,917   -2,729,917             -
    FR         CI     21,327,786           -    ASSETS        964,133      964,133             -
    FR        CCPE     2,769,040   2,465,640  LIABILITIES     312,601       -4,006             -
    FR         CI        692,260           -  LIABILITIES      78,150       21,608             -
    FR         CI        621,570           -    ASSETS         11,046      -18,613             -
    FR         CI        633,250           -    ASSETS         17,216      -19,445             -

                      35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of March 31, 2004, there is a guarantee delivered in the amount of Th Ch$ 7,885 (Th Ch$ 7,868 in 2003), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2004 and 2003 there are no lawsuits and other legal actions pending.


RESTRICTIONS

I. SYNDICATED LOAN
In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, there are certain financial obligations mentioned as follows:


a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus Minority Interest plus total consolidated debt.


b) TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Net Consolidated Debt to EBITDA ratio to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the following: operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced when determining operating income) and cash income from interests minus non-cash credits (as long as they have been added when determining operating income), in each case for each period.


c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios during the following periods: 3.5 from January 01, 2001 to December 31, 2003; 4.0 from January 01, 2004 onwards.

Interest coverage at the day of determination is defined as the ratio between unconsolidated EBITDA for the period of four consecutive fiscal quarters that end on or most recently ended before, that date; and interest expenses for that period.

d) NET EQUITY

Cristalerias de Chile S.A. should maintain a minimum amount of UF 10,000,000 at any time.

As of March 2004 and 2003 Cristalerias de Chile S.A. complies with 100% of the restrictions agreed with the creditor banks.


II. BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco de Chile as the bonds owners' representative, establishes among others the following obligations:


a)      Financial Indicators

        Individual Balance:   Indebtedness not higher than 1.2 times.

        Consolidate Balance:  Indebtedness not higher than 1.4 times.

b)      Insurances for the Company and its subsidiaries' fixed assets.

c) The operations refered to by art. 44 and 89 of law 18,046 must be carried out according to the conditions that these establish.

d)      Other minor restrictions related with the bond issue contract.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds' creditors.


OTHER CONTINGENCIES

As of March 31, 2004 and 2003, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35: CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

                                                                                               BALANCES PENDING
                                                                                                PAYMENT AS OF
                                                                                                CLOSING DATE
                                                                     ASSETS COMMITTED      OF FINANCIAL STATEMENTS
                                                                 ----------------------   -------------------------
CREDITOR OF              DEBTOR      RELATIONSHIP     TYPE OF                   BOOK
GUARANTEE                 NAME                       GUARANTEE      TYPE        VALUE      03/31/2004    03/31/2003
-----------------   ---------------  ------------  ------------  ----------  ----------   -----------   -----------

EDIFICIO            CRISTALERIAS DE   COMMERCIAL   TIME DEPOSIT     FLOOR         7,885         7,885         7,868
METROPOLIS AGF      CHILE S.A.

BANCO SANTANDER     RED TELEVISIVA    COMMERCIAL      MORTGAGE      LAND      3,402,272     1,613,637     2,066,627
CHILE               MEGAVISION

SCOTIABANK          RED TELEVISIVA    COMMERCIAL       PLEDGE     TV EQUIP      182,174     1,652,116     2,032,289
                    MEGAVISION

BANCO CREDITO E     RED TELEVISIVA    COMMERCIAL      MORTGAGE    TV EQUIP       34,079       336,946       504,134
INVERSIONES         MEGAVISION

SUNDRY CLIENTS      RED TELEVISIVA    COMMERCIAL    ADVERTISING       -               0    12,434,784    12,454,210
                    MEGAVISION

GRUPO TELEVISA      RED TELEVISIVA    COMMERCIAL      PLEDGE        SHARE             0             0     1,536,276
S.A.(MEXICO)        MEGAVISION


                                                                RELEASE OF GUARANTEES
                                       ----------------------------------------------------------------------
CREDITOR OF              DEBTOR
GUARANTEE                 NAME         03/31/2005     ASSETS   03/31/2006     ASSETS   03/31/2007    ASSETS
-----------------   ---------------    ----------   ---------  ----------   ---------  ----------   ---------

EDIFICIO            CRISTALERIAS DE             0           0           0           0       7,885           0
METROPOLIS AGF         CHILE S.A.

BANCO SANTANDER     RED TELEVISIVA        472,428           0     455,284           0     455,284           0
CHILE               MEGAVISION

SCOTIABANK          RED TELEVISIVA        441,122           0     403,665           0     403,665           0
                    MEGAVISION

BANCO CREDITO E     RED TELEVISIVA        168,737           0     168,209           0           0           0
INVERSIONES         MEGAVISION

SUNDRY CLIENTS      RED TELEVISIVA              0           0           0           0           0           0
                    MEGAVISION

GRUPO TELEVISA      RED TELEVISIVA              0           0           0           0           0           0
S.A.(MEXICO)        MEGAVISION

CRISTALERIAS DE CHILE S.A.

NOTE 35: CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

                                                                                               BALANCES PENDING
                                                                                                PAYMENT AS OF
                                                                                                CLOSING DATE
                                 DEBTOR                              ASSETS COMMITTED      OF FINANCIAL STATEMENTS
                    -----------------------------                ----------------------   -------------------------
CREDITOR OF               NAME       RELATIONSHIP     TYPE OF                   BOOK
GUARANTEE                                            GUARANTEE      TYPE        VALUE      03/31/2004    03/31/2003
-----------------   ---------------  ------------  ------------  ----------  ----------   -----------   -----------

   Societe des      RAYEN CURA         AFFILIATE     SOLIDARY           0           0       2,130,312     3,371,028
 Participations     S.A.I.C.
  Financieres et
  Industrielles

Envases CMF         CRISTALERIAS DE    AFFILIATE     SOLIDARY           0           0         224,261       329,357
guarantee P.I.A.S   CHILE S.A.


                         DEBTOR                                 RELEASE OF GUARANTEES
                    ---------------    ----------------------------------------------------------------------
CREDITOR OF               NAME
GUARANTEE                              03/31/2005     ASSETS   03/31/2006     ASSETS   03/31/2007    ASSETS
-----------------   ---------------    ----------   ---------  ----------   ---------  ----------   ---------

   Societe des      RAYEN CURA            710,104           0     710,104           0     710,104           0
 Participations     S.A.I.C.
  Financieres et
  Industrielles

Envases CMF         CRISTALERIAS DE             0           0           0           0     224,261           0
guarantee P.I.A.S   CHILE S.A.

CRISTALERIAS DE CHILE S.A.

NOTE 35: Trials Pending

                                                                                            Committed amount
      Court        Cause Rol No.      Origin                    Stage                    (approximately Th Ch$)
---------------   --------------     -------      ---------------------------------     -----------------------

       12           3025-1997          Civil       First instance in favor of Mega               100,000

       16           4822-1999          Civil         First instance against Mega                  10,000

       1            1242-2000          Labor            First instance pending                    10,000

       5            3468-2001          Labor            First instance pending                     3,000

       1            4391-2003          Labor        First instance: dictates prove                 2,100

   Court of         7643-2000          CNTV                Verdict pending                           900
   Appeals

                  36. Guarantees obtained from third parties


As of March 31, 2004 and 2003 the company has received guarantees from third parties that are shown below:


Item
                                                            2004        2003
                                                       ---------    --------
                                                           Th Ch$      Th Ch$

Rental of Property Office Banco Security (UF 304)          5,114       5,102
Rental of Property to Telecomunicaciones
Cono Sur Ltda. (UF 130)                                        0       2,182
Rental of Property Office AGF Building (UF 365.9)          6,155       6,141
Rental of Property Office Metropolis (UF 189.2)            3,182       3,175
Sight drafts suppliers                                     1,674       1,675
Installation of Buin Tanks (Tersanoix S.A.)                    0     155,111
Grape purchase                                         1,048,057           0
Mortgages                                                138,523           0
C y CPO Constructora                                     162,860           0
Purchase of vine stem cuttings and plants (Intelmaq)           0      36,383
Garantia Transportistas                                   42,000           0
Underground materials storehouse Buin Salfa Montajes           0      33,044
                                                       ---------     -------
                                                       1,407,565     242,813
                                                       =========     =======

                        37. Local and Foreign Currency


Charts are attached showing the foreign currency balance as of March 31, 2004 and 2003.


Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS


                                                                                               Amount
                                                                                   -------------------------------
                    Items                                Currency                    03-31-2004         03-31-2003
------------------------------------------     ------------------------------      ------------       ------------

Available funds                                Non-adjust. Ch$                        1,761,345          1,147,522
                                               Other currencies                         443,528              1,638
                                               Dollars                                  607,331            537,746
                                               Euros                                     14,571            -50,428
                                               Argentine Peso                            31,622             53,594
Time deposits                                  Dollars                                3,414,232          7,569,134
                                               Adjustable Ch$                            30,338          2,911,930
Marketable Securities                          Adjustable Ch$                         4,133,777          3,830,015
                                               Dollars                               38,725,616         64,662,708
Sales receivable                               Non-adjust Ch$                        24,114,505         25,391,410
                                               Dollars                                3,518,556          4,041,376
                                               Euros                                  2,550,939          1,945,188
                                               Other currencies                       1,916,352          1,476,379
                                               Argentine Peso                            28,891            217,092
Documents Receivable                           Non-adjust. Ch$                        2,446,906          3,829,140
                                               Argentine Peso                             5,183                  0
Sundry Debtors                                 Euros                                     20,003                  0
                                               Non-adjust. Ch$                        1,213,511            343,016
                                               Adjustable Ch$                           264,881            842,716
                                               Dollars                                  162,351             42,905
                                               Other currencies                               0                  0
                                               Argentine Peso                            81,532             75,541
Documents and Accts. Receivable                Dollars                                        0                  0
                                               Non-adjust. Ch$                          326,016            214,311
                                               Adjustable Ch$                           120,434            127,030
Inventory                                      Adjustable Ch$                        34,887,365         36,851,626
                                               Non-adjust. Ch$                          558,230            278,848
                                               Dollars                                2,828,322          3,230,256
                                               Argentine Peso                           713,971            758,670
Taxes Receivable                               Non-adjust. Ch$                          130,634            898,842
                                               Adjustable Ch$                         4,213,427            145,935
                                               Dollars                                   63,118              9,367
Prepaid expenses                               Adjustable Ch$                           796,868            992,818
                                               Non-adjust. Ch$                          541,268            253,435
                                               Dollars                                  373,011            446,514
                                               Argentine Peso                             3,162             21,304
Deferred Taxes                                 Non-adjust. Ch$                          701,052            675,273
Other Current Assets                           Non-adjust. Ch$                       14,400,359          8,870,424
                                               Adjustable Ch$                           248,586            331,541
                                               Dollars                                3,772,014          7,722,423
Marketable Securities                          Non-adjust. Ch$                           25,552             26,535
Time Deposits                                  Non-adjust. Ch$                        3,766,221          8,934,092
Taxes Receivable                               Argentine Peso                            44,588             75,186
Deferred taxes                                 Adjustable Ch$                           463,807            262,600
Marketable Securities                          Euros                                 18,897,271                  0

Fixed Assets                                   Adjustable Ch$                       134,092,667        131,656,508
                                               Dollars                                   13,944                  0
                                               Euros                                    451,953                  0

Investments in related companies               Adjustable Ch$                        88,384,650        108,429,785
                                               Dollars                               12,628,259                  0
Investments in other companies                 Adjustable Ch$                           804,671            821,513



Negative Goodwill                              Adjustable Ch$                         4,650,191          4,242,209
                                               Non-adjust. Ch$                                0          5,439,971
Long-term debtors                              Adjustable Ch$                           144,589            184,616
Documents receivable in rel.companies          Adjustable Ch$                             4,257              1,504
Intangibles                                    Adjustable Ch$                        11,757,528         11,723,085
Amortization                                   Adjustable Ch$                        -1,003,671         -1,047,542
                                               Non-adjust. Ch$                         -254,512                  0
Other                                          Adjustable Ch$                         3,171,829            937,165
                                               Non-adjust. Ch$                          879,712            660,647
                                               Dollars                                8,948,707         14,737,647
                                               Argentine Peso                           567,540                  0
Negative Goodwill                              Dollars                                4,305,901                  0
Long-term debtors                              Dollars                                   61,641                  0

Total Assets
                                               Non-adjust. Ch$                       50,610,799         56,963,466
                                               Other currencies                       2,359,880          1,478,017
                                               Dollars                               79,423,003        103,000,076
                                               Euros                                 21,934,737          1,894,760
                                               Argentine Peso                         1,476,489          1,201,387
                                               Adjustable Ch$                       287,166,194        303,245,054

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

ITEM                                   Currency                                           Up to 90 days
----------------------------------     ----------------           ------------------------------------------------------------
                                                                         03.31.2004                        03.31.2003
                                                                  ------------------------         ---------------------------
                                                                     Amount     Avg.Annual            Amount        Avg.Annual
                                                                    Thou Ch$     Int. Rate           Thou Ch$       Int. Rate
                                                                  -----------   ----------         -----------      ----------

Current Liabilities
Short-term obligations with banks      Argentine Peso                       0            -               2,457               0
and financial institutions
Long-term obligations with banks       Adjust. Ch$                    110,059        5.780                   0               0
and financial institutions             Dollars                        134,438        2.470             134,403           2.450
                                       Non-adjust. Ch$                733,148        1.720             445,744               0
Obligations with the public            Adjust. Ch$                    759,861       10.550             962,571           6.250
Long-term obligations with 1 year      Adjust. Ch$                          0            0               1,244            7.00
maturity                               Dollars                        129,318       1.9875              56,142          11.020
                                       Dollars                         70,997       10.900                   0               0
Dividends payable                      Non-adjust. Ch$                 41,296            0              78,554               0
Accounts payable                       Non-adjust. Ch$             12,521,072            0          15,852,042               0
                                       Dollars                      1,068,829            0           1,079,577               0
                                       Euros                          147,793            0                   0               0
                                       Other currencies               161,898            0                   0               0
                                       Argentine Peso                 290,156            0                   0               0
Documents Payable                      Dollars                      2,063,346            0           4,221,000               0
                                       Adjust. Ch$                          0            0                   0               0
                                       Euros                           20,507            0             376,419               0
                                       Other currencies                 1,400            0                   0               0
Sundry Creditors                       Non-adjust. Ch$                266,357            0             643,385               0
                                       Dollars                        684,524       11.060           2,306,722               0
Withholdings                           Non-adjust. Ch$              1,674,611            0           1,766,542               0
                                       Dollars                              0            0                   0               0
                                       Argentine Peso                       0            0                   0               0
Prepaid income                         Non-adjust. Ch$              2,738,293            0           2,534,105               0
Docts and accts payable to rel co.     Non-adjust. Ch$                250,257            0             168,234               0
Provisions                             Adjust. Ch$                     19,798            0               3,030               0
                                       Euros                          657,964            0             525,601               0
                                       Dollars                      1,350,955            0             757,812               0
                                       Non-adjust. Ch$              6,924,738            0           6,367,243               0
                                       Argentine Peso                  11,462            0              83,925               0
                                       Other currencies               366,545            0             426,770               0
Other Current Liabilities              Dollars                      1,765,784            0           1,112,135               0
Docts and accts payable to rel co.     Adjust. Ch$                     15,329            0              42,718           5.650
Other Current Liabilities              Adjust. Ch$                    362,489            0                   0               0
Total Current Liabilities
                  -                    Argentine Peso                 301,618            -              86,382               -
                  -                    Adjust. Ch$                  1,267,536            -           1,009,563               -
                  -                    Non-adjust Ch$              24,551,062            -          27,544,508               -
                  -                    Dollars                      7,866,901            -           9,979,132               -
                  -                    Euros                          826,264            -             902,020               -
                  -                    Other currencies               529,843            -             426,770               -



ITEM                                   Currency                                         90 Days to 1 Year
----------------------------------     ----------------           ------------------------------------------------------------
                                                                        03.31.2004                         03.31.2003
                                                                  ------------------------         ---------------------------
                                                                     Amount     Avg.Annual           Amount         Avg.Annual
                                                                    Thou Ch$    Int. Rate           Thou Ch$        Int. Rate
                                                                  -----------   ----------         -----------      ----------

Current Liabilities
Short-term obligations with banks      Argentine Peso                  15,223        2.480               7,370               0
and financial institutions
Long-term obligations with banks       Adjust. Ch$                  1,591,966        5.780           1,373,808               0
and financial institutions             Dollars                        134,439        2.470             134,403           2.450
                                       Non-adjust. Ch$              1,183,407        1.720           2,288,392           2.020
Obligations with the public            Adjust. Ch$                    363,228        6.060             361,008           6.250
Long-term obligations with 1 year      Adjust. Ch$                      1,257        7.000                   0               0
maturity                               Dollars                              0            0             205,129           11.00
                                       Dollars                         62,715       11.330                   0               0
Dividends payable                      Non-adjust. Ch$                      0            0                   0               0
Accounts payable                       Non-adjust. Ch$                 63,093            0              94,640               0
                                       Dollars                        113,217            0           2,101,413               0
                                       Euros                                0            0                   0               0
                                       Other currencies                     0            0                   0               0
                                       Argentine Peso                       0            0                   0               0
Documents Payable                      Dollars                              0            0             164,108               0
                                       Adjust. Ch$                          0            0              33,070               0
                                       Euros                                0            0                   0               0
                                       Other currencies                     0            0                   0               0
Sundry Creditors                       Non-adjust. Ch$                      0            0                   0               0
                                       Dollars                              0            0                   0               0
Withholdings                           Non-adjust. Ch$                      0            0                   0               0
                                       Dollars                              0            0                   0               0
                                       Argentine Peso                       0            0                   0               0
Prepaid income                         Non-adjust. Ch$                      0            0                   0               0
Docts and accts payable to rel co.     Non-adjust. Ch$                      0            0                   0               0
Provisions                             Adjust. Ch$                    182,055            0             171,373               0
                                       Euros                                0            0                   0               0
                                       Dollars                      1,935,527            0           1,170,334               0
                                       Non-adjust. Ch$                200,486            0             151,631               0
                                       Argentine Peso                       0            0                   0               0
                                       Other currencies                     0            0                   0               0
Other Current Liabilities              Dollars                              0            0                   0               0
Docts and accts payable to rel co.     Adjust. Ch$                          0            0                   0               0
Other Current Liabilities              Adjust. Ch$                          0            0                   0               0
Total Current Liabilities
                  -                    Argentine Peso                  15,223            -               7,370               -
                  -                    Adjust. Ch$                  2,138,506            -           1,939,259               -
                  -                    Non-adjust Ch$                 398,018            -             380,674               -
                  -                    Dollars                      3,294,866            -           5,929,376               -
                  -                    Euros                                0            -                   0               -
                  -                    Other currencies                     0            -                   0               -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 03-31-2004

ITEM                                   Currency                         1-3 Years                    3-5 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with Banks and        Dollars                       15,410,250          1.9875     15,410,250               0
Financial Institutions            Argentine Peso                    48,633            2.48              0               0
                                  Non-adjust. Ch$                  537,754            4.94              0
                                  Adjustable Ch$                 2,517,412            5.78              0
Obligations with the public       Adjustable Ch$                21,026,025            4.75     12,615,615           4.750
                                  Adjustable Ch$                 3,364,164            6.25         75,965             5.8
Deferred Custom duties            Dollars                          119,614           11.06              0               0
Long-term creditors               Adjustable Ch$                    33,249               0              0               0
                                  Adjustable Ch$                    15,234           7.000              0               0
                                  Dollars                           15,688           11.54              0               0
                                  Dollars                           24,243               0              0               0
Deferred taxes                    Non-adjust. Ch$                2,347,230               0              0               0
                                  Adjustable Ch$                 1,588,616               0              0               0
Long-term provisions              Dollars                        1,866,303               0              0               0
                                  Adjustable Ch$                 4,135,539               0              0               0

Total long-term liabilities
                -                 Dollars                       17,436,098               -     15,410,250               -
                -                 Argentine Peso                    48,633               -              0               -
                -                 Non-adjust. Ch$                2,884,984               -              0               -
                -                 Adjustable Ch$                32,680,239               -     12,691,580               -


ITEM                                   Currency                        5-10 Years                More than 10 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with Banks and        Dollars                                0               0              0               0
Financial Institutions            Argentine Peso                         0               0              0               0
                                  Non-adjust. Ch$                        0               0              0               0
                                  Adjustable Ch$                         0               0              0               0
Obligations with the public       Adjustable Ch$                         0               0     30,310,014             5.8
                                  Adjustable Ch$                 4,937,743           58000     16,820,820            6.25
Deferred Custom duties            Dollars                                0               0              0               0
Long-term creditors               Adjustable Ch$                         0               0              0               0
                                  Adjustable Ch$                         0               0              0               0
                                  Dollars                                0               0              0               0
                                  Dollars                                0               0              0               0
Deferred taxes                    Non-adjust. Ch$                        0               0              0               0
                                  Adjustable Ch$                         0               0              0               0
Long-term provisions              Dollars                                0               0              0               0
                                  Adjustable Ch$                         0               0              0               0

Total long-term liabilities
                -                 Dollars                                0               -              0               -
                -                 Argentine Peso                         0               -              0               -
                -                 Non-adjust. Ch$                        0               -              0               -
                -                 Adjustable Ch$                 4,937,743               -     47,130,834               -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PERIOD PREVIOUS TO 03-31-2003

ITEM                                   Currency                         1-3 Years                    3-5 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with banks            Dollars                        2,801,667             282     36,846,805               0
and financial institutions        Argentine peso                    48,569               0         12.228               0
                                  Adjustable Ch$                 4,117,845             379        629,910             379
Documents payable                 Non-adjust. Ch$                   14,102               0              0               0
Obligations with public           Adjustable Ch$                 3,356,720             609              0               0
                                  Adjustable Ch$                         0               0              0               0
Sundry creditors                  Dollars                        1,060,574            1121          2,464            1093
                                  Adjustable Ch$                     3,525               7              0               0
                                  Argentine peso                    21,370               0              0               0
Long-term creditors               Adjustable Ch$                         0               0              0               0
Long-Term provisions              Dollars                        2,098,052               0              0               0
                                  Adjustable Ch$                 3,965,228               0              0               0
Deferred taxes                    Non-adjust. Ch$                4,333,761               0              0               0
Documents payable                 Dollars                          113,392               0              0               0

Total long-term liabilities
                  -               Dollars                        6,073,685               -     36,849,269               -
                  -               Argentine peso                    69,939               -         12,228               -
                  -               Adjustable Ch$                11,443,318               -        629,910               -
                  -               Non-adjust. Ch$                4,347,863               -              0               -


ITEM                                   Currency                        5-10 Years                More than 10 years
-----------------------------     ----------------           -----------------------------   ----------------------------
                                                                  Amount        Average         Amount         Average
                                                                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                             -------------   -------------   ------------   -------------

Obligations with banks            Dollars                                0               0              0               0
and financial institutions        Argentine peso                         0               0              0               0
                                  Adjustable Ch$                         0               0              0               0
Documents payable                 Non-adjust. Ch$                        0               0              0               0
Obligations with public           Adjustable Ch$                33,567,200             475     16,783,600             605
                                  Adjustable Ch$                         0               0     35,245,560              58
Sundry creditors                  Dollars                                0               0              0               0
                                  Adjustable Ch$                         0               0              0               0
                                  Argentine peso                         0               0              0               0
Long-term creditors               Adjustable Ch$                         0               0              0               0
Long-Term provisions              Dollars                                0               0              0               0
                                  Adjustable Ch$                         0               0              0               0
Deferred taxes                    Non-adjust. Ch$                        0               0              0               0
Documents payable                 Dollars                                0               0              0               0

Total long-term liabilities
                  -               Dollars                                0               -              0               -
                  -               Argentine peso                         0               -              0
                  -               Adjustable Ch$                33,567,200               -     52,029,160               -
                  -               Non-adjust. Ch$                        0               -              0               -

                                 38. Penalties


The SVS and other administrative authorities have not imposed any penalties during the 2004 and 2003 fiscal years.

                             39. Subsequent Events


On April 28, 2004, the parent company paid dividend N(degree) 157 of Ch$ 25.2 per share over 64,000,000 shares (Th Ch$ 1,612,800).

Between the closing date of the financial statements and the date of this report there were no more subsequent events that could significantly affect the Company's economic and financial situation.

                       40. COMPANIES UNDER SPECIAL NORM


The Company is not subject to special norms.

                                41. ENVIRONMENT


ENVIRONMENT

The company is permanently committed with environment preservation, during the fiscal year 2003 invested Th Ch$ 205,409 corresponding to the purchase of processing equipment for nitrous oxide (NOX) installed in the new furnace B.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$ 13,542 in the January
- March 2004 (Th Ch$ 4,561 in 2003) period to comply with the ordinances and laws related to Industrial Process and Installations.

                            42. STOCK TRANSACTIONS


During 2004 members of the board, controlling stockholders, related individuals and entities did not carry out stock transactions.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of March 31, 2004 and 2003 is the following:



                                    % of Shareholding       No. of Shareholders
                                    -----------------      --------------------
TYPE OF SHAREHOLDER                 2004         2003       2004           2003
------------------------------     ------      ------      -----          -----

10% or more shareholding            34.03       34.03          1              1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                  65.84       65.83        265            270

Less than 10% shareholding
with investment lower than
200 UF                               0.13        0.14        762            787


TOTAL                              100.00      100.00      1,028          1,058

CONTROLLER OF
THE COMPANY                         52.14       52.14          3              3

                  44. REMUNERATIONS OF THE BOARD OF DIRECTORS


As of March 31, 2004 and 2003 the parent company and the subsidiary S.A. Vina Santa Rita paid and provisioned for diverse concepts the sum of Th Ch$ 464,570 and Th Ch$ 1,086,756 as follows:


                                               2004              2003
                                               Th Ch$            Th Ch$
                                            ---------         ---------

Share of previous fiscal year profits         334,256           890,581
Provision fiscal year                         130,314           196,057
Fees paid                                           0               118
                                            ---------         ---------

TOTAL                                         464,570         1,086,756
                                            =========         =========

                               45. TIME DEPOSITS


As of March 31, 2004 and 2003 the company presents the following information:


INSTITUTION                     CURRENCY      2004             2003
                                               Th$              Th$
------------------------------  --------    ---------       ---------

Banco de Santander Santiago        US$              0          73,355
Banco Scotiabank                   US$              0               0
Banco J.P. Morgan Chase Bank       US$              0         341,299
Banco Deutsche Bank Chile S.A.     US$                      2,064,301
Banco Santander                    US$      1,178,299       2,483,315
Banco Chile                        US$      2,235,933       2,606,863
Banco Santander                     $       3,452,208         924,992
Banco de Chile                      $         344,351       3,001,203
Banco Scotiabank                    $               0       5,009,100
HSBC Bank Chile                     $               0       2,910,728
                                            ---------      ----------

    TOTAL                                   7,210,791      19,415,156
                                            =========      ==========

                                RELEVANT EVENTS



None.

CRISTALERIAS DE CHILE S.A.

RATIO ANALYSIS TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 30, 2004

1.- CONSOLIDATED FINANCIAL INDICATORS

                                          03-31-2004   03-31-2003   12-31-2003
                                          ----------   ----------   ----------
LIQUIDITY
Current liquidity                times           4.2          3.9          4.4
Acid ratio                       times           3.1          3.0          3.4

DEBT
Debt ratio                       times           0.8          0.8          0.8
Short-term debt                    %            23.6         24.9         21.6
Long-term debt                     %            76.4         75.1         78.4
Coverage of interest expenses    times           3.1          4.4          2.0

ACTIVITY
Total assets                     MM Ch$      442,971      467,783      435,756
Investments                      MM Ch$        3,193        6,455       27,446
Disposal of property             MM Ch$            8          176          367
Inventory turnover               Times          n.a.         n.a.         n.a.
Inventory permanence              Days          n.a.         n.a.         n.a.

RESULTS
Operating income                 MM Ch$       33,606       35,372      169,091
Operating costs                  MM Ch$       22,385       22,553      105,157
Operating results                MM Ch$        5,325        7,435       37,454
Financial expenses               MM Ch$        1,641        1,713        6,795
Non-operating results            MM Ch$      (1,317)      (1,052)     (27,887)
R.A.I.I.D.A.I.E.                 MM Ch$        9,046       11,205       29,009
After-tax profit                 MM Ch$        2,567        4,321        6,694

RATE OF RETURN
Return on equity                   %             1.1          1.8          2.8
Return on assets                   %             0.6          0.9          1.5
Return on operating assets         %             2.3          3.4         16.3
Profit per share                   $           40.10         67.5        99.91
Return on dividends                %             2.6          2.6          2.4


Current liquidity                 Ratio of current assets to current
                                  liabilities.

Acid ratio:                       Ratio of uncommitted funds to current
                                  liabilities.

Debt ratio:                       Ratio of total current liabilities to net
                                  worth.

Coverage of Interest Expenses:    Result before taxes and interest divided by
                                  financial expenses.

Inventory turnover:               Ratio between sales cost of the period and
                                  average inventory.

Inventory permanence:             Ratio between average inventory and sales
                                  cost of the period, multiplied by 360
                                  days.

R.A.I.I.D.A.I.E.:                 Result before taxes, interest, depreciation,
                                  amortization, and special items.

Return on dividends:              Sum of dividends paid in the last twelve
                                  months divided by market price of stock
                                  at closing of period.

The main trends observed in the 2004 fiscal year indicators are:


LIQUIDITY INDICES

A stability in the liquidity index is observed, having the acid ratio decreased slightly as a consequence of the increase of the inventory and taxes to recover.


INDEBTEDNESS INDICES

Indebtedness ratio is stable in respect to the previous fiscal year.

The interest expenses coverage index has registered slight decrease with respect to the previous year due to lower income during the present fiscal year.


PROFITABILITY INDICES

A decrease in the profitability indices of equity and assets is observed with respect to the same period in 2003, due to lower income during the present fiscal year.

Likewise, a decrease in the profitability of operating assets is observed due to lower operating income.

On the other hand, in spite of higher dividends distributed during the last 12 months, the return on dividends indexes shows stable with respect to the previous year due to an increase in the price of the company's shares in the stock exchange, which passed from Ch$ 4,620 each as of March 31, 2003 to Ch$ 5,000 as of March 31, 2004.



2. DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.


The financial statements as of March 31, 2004 have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of March 31, 2004 there were financial investments in stocks recorded in the accounting according to their purchase price at Ch$ 4,134 million whose market value on the same date was Ch$ 5,728 million.


3. RESULTS FOR THE PERIOD


3a.  Consolidated Result


Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger.

Cristalerias' consolidated sales reached Ch$ 33,606 million, compared to Ch$ 35,372 in 2003. This lower consolidated sales level results fundamentally from lower sales in the glass container business (11.8%) and Santa Rita (2.3%); partially compensated by higher sales at CIECSA (12.6%). Consolidated operating income reached Ch$ 5,325 million, compared to Ch$ 7.435 million in 2003, of which the glass container business contributed Ch$ 4,289 million (Ch$ 5,850 million in 2003) and Santa Rita Ch$ 1,059 million (Ch$ 1,650 million in
2003). CIECSA, in turn, registered an operating loss of Ch$ 50 million (Ch$ 116 million operating loss in 2003).

Company's net income was Ch$ 2,567 million, compared to Ch$ 4,321 million in 2003. This result is mainly due to lower operating result in the glass container business and Vina Santa Rita, and a higher non-operting loss mainly due to a higher net loss from subsidiaries.


During the present fiscal year, the Company registered a consolidated non-operting loss of Ch$ 1,317 million, that compares to a Ch$ 1,052 million loss in 2003. The aforementioned is mainly explained by a higher net loss from subsidiaries that do not consolidate, that passed from Ch$ 1,101 million in 2003 to Ch$ 1,710 million in 2004, due to lower results at Metropolis -Intercom and Envases CMF. The net loss from subsidiaries includes a Ch$ 1,040 million charge (Ch$ 1,034 million charge in 2003) corresponding to goodwill amortization, which does not constitute cash flow.

The following analysis explains Cristalerias' result based on individual financial statements, as well as those of its main subsidiaries.


3b.  Individual Result

The Company had non-consolidated sales of Ch$ 15,387 million as of March 2004, compared to Ch$ 17,448 millon in the previous year. Volumes sold decreased by 2.4% reaching 56,856 tons, mainly due to lower sales of bottles of non-returnable beer and liquor, partially compensated by higher sales of bottles for wine, and analcoholic one way formats.

Operating income reached of Ch$ 4,289 million in 2004 (Ch$ 5,850 million income in 2003), due to lower volumes sold and an average price decrease of 9.6%, mainly explained by a decrease in the exchange rate, which passed from US$
736.99 per dollar on average during first quarter of 2003 to US$ 587,29 per dollar on average during the first quarter of 2004.

The non-operating result was a loss of Ch$ 1,239 million (Ch$ 499 million loss in 2003). During 2004 a higher loss in Cristalchile Comunicaciones (owner of 50% of Metropolis-Intercom) and lower net income in Envases CMF was registered. The former was partially compensated by higher net income from Vina Santa Rita and Cristalchile Inversiones (owner of 40% of Rayen Cura) and a lower loss at CIECSA.


3c.  Results in Subsidiaries

During 2004, Santa Rita's net income amounted Ch$ 1,383 million, 14,7% higher that in 2003. In the local market, prices increased by 8.2% in real terms and volumes dropped by 3.4%. During the period, exports increased by 5.2% reaching US$ 12.9 million (US$ 11.0 million in 2003) and represented 52.2% of total revenues. Operating income reached Ch$ 1,059 million, compared to Ch $ 1,650 million in 2003, mainly due to higher costs of musts and higher marketing support expenses. The average price in dollars per case for the export market for Santa Rita was US $34.9 (US$ 31.4 in 2003) whereas the average price for the industry was US $24.4 per case (US$ 23.5 in 2003). Santa Rita recorded a Ch$ 582 million non-operating profit, compared to a Ch $24 million non-operating income in 2003, mainly due a profit from exchange differences and sale of assets.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$ 65 million operating loss, compared with an operating loss of Ch$ 90 million in 2003. MEGA reached the first place audience share with an average viewership share of 25.3% during the period (22.9% in 2003)1. Net sales increased by 11.7% reaching Ch$ 4,837 million, as a higher audience share has resulted in higher sales. MEGA had a net loss of Ch$ 238 million (Ch$ 248 million loss in 2003). CIECSA had a Ch$ 300 million net loss, compared to a Ch$ 445 million net loss the previous year.

Envases CMF S.A. registered a Ch$ 372 million net income in 2004 compared with a Ch$ 546 million net income in 2003. Net sales reached Ch$ 7,839 million during the period (Ch$ 8,857 million in 2003). Sales volume dropped by 3.9%, reaching 5,844 tons, due to a decrease of pre forms exports and lower sales of one way formats; while average prices decreased by 7.9% influenced by a decrease of the exchange rate. Due to the aforementioned, operating income reached Ch$ 740 million, compared to Ch$ 1,174 million in 2003.

In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of Metropolis-Intercom S.A.

During 2004, Metropolis-Intercom S.A. registered sales of Ch$ 10,782 million, practically equal to the previous year. Metropolis-Intercom had a net loss of Ch$ 3,103 million compared with a net loss of Ch$ 1,973 million in 2003. The lower result is due to a $775 million one-time expense that affected the company's non-operating result. EBITDA reached Ch$ 1,641 million in the period ($1,614 million in 2003). This result includes a depreciation charge of Ch$ 3,587 million (Ch $3,204 million in 2003) mainly corresponding to the HFC network adquired in July 2000. The company ended the period with 223,957 subscribers of the basic service (240,119 in 2003), 35,514 premium subscribers (5.2% over 2003), 36,883 subscribers of bradband internet services (42.3% over 2003) and 6,376 subscribers of IP telephony.

As a result of the abovementioned and the negative goodwill amortization charge through Cordillera Comunicaciones of Ch$ 1,040 million in the period
(Ch $1,034 million in 2003), Cristalchile Comunicaciones recorded a net loss of Ch$ 2,151 million (net loss of Ch$ 1,505 in 2003).


4.  CASH FLOW STATEMENT

As of March 2004 a total net positive flow of Ch$ 9,499 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 14,862 million which were partially offset by a negative financing flow of Ch$ 1,580 million, and a negative flow of investment activities of Ch$ 3,783 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and interests.

The negative financing flow can be explained mainly by dividends paid of Ch$ 948 million and payment of obligations with the public and loans for Ch$ 648 million.


-----------
1 Measured between 7:30AM and 1:30AM; i.e: 18 hours daily, Monday through Sunday.

The negative investment flow is mainly explained by the incorporation of fixed assets of Ch$ 3,588 million and investment payments for Th Ch$ 230.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$ 72,292 million as of December 31, 2003 to Ch$ 82,562 million as of March 31, 2004.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.


5.       RISKS ANALYSIS

a.       Interest rates

Cristalerias and its Subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term debts. As of March 31, 2004 Short-Term and Long-Term bank liabilities and obligations with the public totaled Ch$ 128,230 million, which represents 29% of the Company's consolidated assets.

On the other hand, bank credits totaled Ch$ 37,956 million of which Ch $32,930 million correspond to credits in foreign currency agreed at variable rates related to the six-month Libor plus 0.8% percentage points annually, Ch$ 4,219 million correspond to credits in pesos adjustable in unidades de fomento (indexed currency units) that are exposed to changes in the 90 and 180 days TAB rate, and Ch$ 807 million correspond to credits in pesos at an annual rate of 4.94%.

Of obligations with the public for Ch$ 90,274, Ch$ 70,089 million correspond to bonds issued by Cristalchile and Ch$ 20,185 millon to bonds issued by the subsidiary Vina Santa Rita, both a fixed interest rate.

As of December 31, 2003, the Company had funds available of Ch$ 72,096 million invested in instruments at different terms like term deposits, bonds, fixed-rate mutual funds and resale agreements. Such amount doest not include bonds for Ch $9,068 million with maturity on September 15, 2005 and share investments for Ch $4,134 million.

The company and its subsidiaries do not use secondary financial instruments at the present to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.


b)    Exchange rate

The Company and its Subsidiaries maintain liabilities in foreign currency of US$ 68.9 million, which represent 10.3% of its consolidated assets, and include a long-term syndicated loan of US$ 50 million in the parent company and Long-Term bank credits in Vina Santa Rita of US$ 3.1 million.

As of March 31 the Company and its Subsidiaries maintain its investments in Dollars of US$ 86.1 million; in time deposits, bonds and fixed rate mutual funds. In addition it also has (euro) 24.9 million in fixed rate instruments. Likewise, it has dollar purchase future contracts of US$ 42.6 million that are compensated by sale future contracts for US $39.6 million.

On the other hand, approximately 38.2% of consolidated income of the company is adjusted to the exchange rate variation. At the same time, consolidated costs in foreign currency represent approximately 28.4% of total costs.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  October 6, 2004